UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 5, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 31 December 2020 Pillar 3 report of UBS Group and significant regulated subsidiaries and sub-groups, which appears immediately following this page.

31 December 2020 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Table of contents
Introduction and basis for preparation

UBS Group
18	Section 1	Key metrics
21	Section 2	Overview of risk-weighted assets
23	Section 3	Linkage between financial statements and regulatory exposures
26	Section 4	Credit risk
58	Section 5	Counterparty credit risk
69	Section 6	Comparison of A-IRB approach and standardized approach for credit risk
74	Section 7	Securitizations
77	Section 8	Market risk
87	Section 9	Operational risk
88	Section 10	Interest rate risk in the banking book
92	Section 11	Going and gone concern requirements and eligible capital
101	Section 12	Total loss-absorbing capacity
103	Section 13	Leverage ratio
106	Section 14	Liquidity coverage ratio
109	Section 15	Remuneration
110	Section 16	Requirements for global systemically important banks and related indicators

Significant regulated subsidiaries and sub-groups
112	Section 1	Introduction
112	Section 2	UBS AG standalone
117	Section 3	UBS Switzerland AG standalone
124	Section 4	UBS Europe SE consolidated
125	Section 5	UBS Americas Holding LLC consolidated

Contacts

Switchboards

For all general inquiries.
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and
retail investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists
are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries regarding compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction and basis for preparation

Scope of Basel III Pillar 3 disclosures

The Basel Committee on Banking Supervision (the BCBS) Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated in the respective sections under “Significant regulated subsidiaries and sub-groups.”

As UBS is considered a systemically relevant bank (an SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital and other regulatory information as of 31 December 2020 for UBS Group AG consolidated is provided in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 and for UBS AG consolidated in the “Capital, liquidity and funding, and balance sheet” section of the combined UBS Group AG and UBS AG Annual Report 2020, available under “Annual reporting” at ubs.com/investors.

Local regulators may also require the publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors.

COVID-19 regulatory measures

COVID-19 temporary regulatory measures in Switzerland

In March 2020, the Swiss Federal Council adopted provisional emergency legislation to support small and medium-sized Swiss companies suffering from substantial reductions in revenue due to the COVID-19 pandemic.

In December 2020, the Swiss Parliament approved the COVID-19 Joint and Several Guarantee Act, which became effective on 19 December 2020. This Act codified the measures adopted under emergency legislation into ordinary law and provides for regulation of the loan programs and guarantees over their life cycle. The new Act extends the standard amortization period of loans from five to eight years.

Under the aforementioned legislation, and until 31 July 2020, affected companies were able to apply through their banks for emergency loans, amounting to a maximum of 10% of their annual turnover, with a ceiling of CHF 20 million. As of that date, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. As of 31 December 2020, the total committed loans amounted to CHF 3.0 billion (31 July 2020: CHF 3.3 billion), of which CHF 1.8 billion was drawn. We intend to donate any economic profits from this program to COVID-19 relief efforts, although no such profits were made in 2020.

Furthermore, the Swiss Federal Council deactivated the countercyclical buffer on residential real estate loans in March 2020 until further notice, at the request of the Swiss National Bank (the SNB), to support the lending capacity of banks. This led to a reduction of 29 basis points of UBS’s common equity tier 1 (CET1) capital requirement as of 31 December 2020, with no impact on UBS’s capital ratios.

Banks that have model-based market risk RWA calculations, such as UBS, experienced an increased number of backtesting exceptions, driven by the higher volatility levels in the markets throughout 2020. These exceptions could ultimately result in higher bank-specific minimum capital requirements. To prevent procyclicality in capital requirements, the Swiss Financial Market Supervisory Authority (FINMA) introduced a temporary exemption, freezing the number of backtesting exceptions from 1 February 2020 until 1 July 2020, and subsequently introduced this exemption into supervisory practice: the exemption therefore continued to apply beyond 1 July 2020, subject to future withdrawal by the regulator. For UBS, the number of negative backtesting exceptions within a 250-business-day window increased from 0 to 3 by the end of 2020. The resulting FINMA VaR multiplier for market risk RWA remained unchanged at 3 as of 31 December 2020; UBS did not benefit from the exemption in 2020.

In addition, FINMA permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduced the relief by the LRD equivalent of the capital distribution. As of 31 December 2020, these exclusions resulted in a temporary reduction of our LRD for going concern requirement purposes of USD 93 billion. Given our existing buffers to capital requirements and the temporary nature of this measure, this had no impact on our capacity to provide funding to our clients or the Swiss economy.

›    Refer to the “Going and gone concern requirements and eligible capital” section of this report for more information about the effects of the temporary exemption granted by FINMA in connection with COVID-19

COVID-19 temporary regulatory measures outside Switzerland

Regulators in key jurisdictions outside of Switzerland have taken measures intended to encourage banks to take an accommodative stance when dealing with customers facing financial stress, and also to support liquidity in markets. These measures include temporary relaxation of capital buffer and Pillar 2 capital requirements, temporary modifications to the LRD and the establishment of special lending or financing facilities.

The BCBS has delayed the implementation deadline of Basel III rules by one year, to 1 January 2023. The accompanying transitional arrangement for the output floor has also been extended by one year, to 1 January 2028. Separately, the BCBS and the International Organization of Securities Commissions (IOSCO) have extended the final implementation phase of the framework for margin requirements for non-centrally cleared derivatives by one year, to 1 September 2022.

In May 2020, the Federal Reserve made a temporary change to permit the exclusion of US Treasury securities and deposits at Federal Reserve Banks from the calculation of the supplementary leverage ratio for bank holding companies (BHCs) and intermediate holding companies (IHCs), including UBS Americas Holding LLC. This temporary change will be in effect until 31 March 2021.

The EU and the European Central Bank (the ECB) have also communicated a series of regulatory measures to stabilize the economy in Europe. None of those measures had a significant impact on UBS Group during 2020.

Capital returns

The second tranche of the 2019 dividend (USD 0.365 per share) was paid on 27 November 2020 following shareholder approval at an extraordinary general meeting on 19 November 2020.

For 2020, the Board of Directors intends to propose an ordinary dividend per share of USD 0.37 for the 2020 financial year, to be approved at the general meeting of shareholders in April 2021.

In the first quarter of 2020, before the introduction of COVID-related share repurchase restrictions, we repurchased CHF 350 million (USD 364 million) of our shares. In the first quarter of 2021, we repurchased the remaining CHF 100 million of our 2018–2021 program, which is now complete and closed.

Furthermore, we have established a USD 2.0 billion capital reserve for potential share repurchases during the second half of 2020. On 11 February 2021, we launched a new three-year program of up to CHF 4 billion, of which up to USD 1 billion is in the process of being executed by the end of the first quarter of 2021.

International action regarding capital distributions

During 2020, regulators in several jurisdictions implemented measures restricting bank capital distributions and share repurchase programs. These measures were intended to maintain capital resilience and lending capacity following the outbreak of the COVID-19 pandemic. As at 31 December 2020, no such measures were in place in Switzerland.

In June 2020, the European Systemic Risk Board issued a recommendation to prevent EU financial institutions from making capital distributions and running share repurchase programs, which was extended in July 2020 until 1 January 2021. In December 2020, the ECB announced that EU banks under its supervision, including UBS Europe SE, should exercise extreme prudence with regard to dividends and share repurchases from 1 January until 30 September 2021.

In the US, the Federal Reserve Board (the FRB) has taken several actions, including a prohibition on increasing dividends and share repurchases, which started in the third quarter of 2020, keeping these restrictions largely unchanged throughout the fourth quarter. As a result, UBS Americas Holding LLC was restricted from distributing cash dividends on common equity in excess of the firm’s average net income over the four preceding quarters. In December, the FRB announced that it would continue capital distribution constraints for supervised firms for the first quarter of 2021 and would review the need to renew such constraints at a later date.

UBS continues to monitor policy developments regarding distributions.

Significant regulatory and disclosure requirements and changes effective in or from 2020

Significant BCBS and FINMA capital adequacy, liquidity and funding, and related disclosure requirements

This Pillar 3 report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks”) as revised on 31 October 2019, the underlying BCBS guidance “Revised Pillar 3 disclosure requirements” issued in January 2015, the “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016, the “Pillar 3 disclosure requirements – consolidated and enhanced framework” issued in March 2017 and the subsequent “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

Changes to Pillar 1 requirements

Revised FINMA circular on credit risk

Effective 1 January 2020, we have adopted the standardized approach for counterparty credit risk (SA-CCR). SA-CCR is a comprehensive, non-modeled approach for measuring counterparty credit risk associated with over-the-counter derivatives, exchange-traded derivatives and long settlement transactions that replaces the current exposure method (CEM).

The implementation impact from SA-CCR on risk-weighted assets was USD 1.8 billion, which was fully absorbed during the first quarter of 2020.

We also adopted the capital requirements for investments in funds in the banking book detailed in FINMA Circular 2017/7 “Credit risk – banks,” whereby investments in funds that are held in the banking book are consistently treated with one of the following three approaches, which vary in their degree of risk sensitivity and conservatism: the “look-through approach,” the “mandate-based approach” or the “fallback approach.” The implementation of these revised capital requirements for fund investments led to a USD 0.6 billion increase in RWA, which was fully absorbed during the first quarter of 2020.

In addition, we have implemented the FINMA revisions to the capital treatment concerning UBS’s exposures to central counterparties, which mainly include a single approach for calculating capital requirements for exposures arising from UBS’s contributions to the mutualized default fund resources of a qualifying central counterparty (a QCCP) which had no material impact on risk-weighted assets, and the specific guidance regarding multi-level client structures where UBS clears its trades through intermediaries linked to a central counterparty.

Swiss SRB going and gone concern requirements

As of 1 January 2020, we have fully phased in the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too-big-to-fail provisions applicable to Swiss SRBs.

As of 1 January 2020, instruments meeting gone concern requirements continue to remain eligible until one year before maturity; the previously applicable 50% haircut in the last year of eligibility has been removed. Instead, a maximum of 25% of the gone concern requirements can now be met with instruments that have a remaining maturity of between one and two years (i.e., are in the last year of eligibility). Once at least 75% of the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital. Our gone concern instruments are reasonably evenly distributed across maturities, with no major cliffs; therefore, this 25% restriction has not affected us and we do not anticipate that it will affect us in the future.

Under the Swiss SRB framework, banks are eligible for a rebate on the gone concern requirement if they take actions that facilitate recovery and resolvability beyond the minimum requirements. The amount of the rebate for improved resolvability is assessed annually by FINMA. Based on actions we had completed by December 2019 to improve resolvability, FINMA granted a rebate on the gone concern requirement of 47.5% of the aforementioned maximum rebate in the third quarter of 2020, which resulted in a reduction of 2.54 percentage points for the RWA-based requirement and 0.89 percentage points for the LRD-based requirement.

Our gone concern requirements are further reduced when higher quality capital instruments (CET1 capital, low-trigger loss-absorbing AT1 or certain low-trigger tier 2 capital instruments) are used to meet gone concern requirements. As of 31 December 2020, UBS has used low-trigger tier 2 capital instruments to fulfill gone concern requirements, resulting in a reduction of 1.25 percentage points for the RWA-based requirement and 0.35 percentage points for the LRD-based requirement.

Until 31 December 2021, the gone concern requirement following the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. From 1 January 2022 onwards, this floor increases to 10% and 3.75% for the RWA- and LRD-based requirements, respectively.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors, for information about the current capital requirements

Gone concern capital requirements for UBS AG standalone and UBS Switzerland AG

Effective 1 January 2020, UBS AG standalone is subject to the gone concern capital requirements for Switzerland-based intermediate parent banks of global systemically important banks (G-SIBs) on a standalone basis, as stipulated in the revised CAO issued in November 2019. We have provided the necessary disclosure since the first quarter of 2020.

UBS Switzerland AG is subject to a lower gone concern requirement effective 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions) as outlined in the revised CAO.

›    Refer to the “UBS AG standalone” and the “UBS Switzerland AG standalone” sections of this report for more information about the revised gone concern capital requirements

Revision of the Swiss Banking Act

In June 2020, the Swiss Federal Council adopted a dispatch on the partial revision of the Banking Act. The proposed measures would strengthen the Swiss depositor protection scheme by requiring banks to deposit half of their contribution obligations for the deposit protection scheme in securities or cash with a custodian. A related adjustment to the Intermediated Securities Act would require custodians of securities to separate their own portfolios from the portfolios of their clients. Furthermore, the revision would amend the section of the Swiss Banking Act on bank insolvency provisions, including the ranking of claims in case of a bail-in and the required subordination of bail-in bonds, except those issued by a holding company with pari passu liabilities of less than 5% of the total bail-in bond capital.

As the next step, both chambers of the Parliament will debate the bill; the revised Banking Act is not expected to come into force until the start of 2022. We expect moderate additional costs for all Switzerland-based Group entities in scope.

Results of the annual Comprehensive Capital Analysis and Review

In June 2020, the Federal Reserve released the results of its annual Dodd–Frank Act Stress Tests (DFAST) and Comprehensive Capital Analysis and Review (CCAR).

UBS’s intermediate holding company, UBS Americas Holding LLC, exceeded minimum capital requirements under the severely adverse scenario and the Federal Reserve did not object to its capital plan. As a result, UBS Americas Holding LLC will no longer be subject to the qualitative assessment component of CCAR.

Following the completion of the annual DFAST and CCAR, UBS Americas Holding LLC was assigned a stress capital buffer (an SCB) of 6.7% under the SCB rule (based on Dodd–Frank Act stress test results and planned future dividends), which results in the imposition of restrictions if the SCB is not maintained above specified regulatory minimum capital requirements.

The Federal Reserve also conducted sensitivity analyses to model the economic effects of the COVID-19 pandemic. As a result of these supplementary analyses, the Federal Reserve determined that firms should resubmit revised capital plans based on a new stress scenario. In December 2020, the Federal Reserve released the results of this second CCAR of 2020. UBS Americas Holding LLC’s projected stress capital ratios exceeded regulatory capital minima under the updated supervisory scenarios.

Restatement of compensation-related liabilities

During 2020, UBS restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a liability understatement in connection with a legacy Global Wealth Management deferred compensation plan in the Americas region, resulting in a decrease in equity attributable to shareholders of USD 32 million. The corresponding effects on regulatory capital and other disclosed metrics were reflected in the comparative period figures where applicable. The restatement had no effect on net profit / (loss) for the current period or for any comparative periods.

›    Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of our Annual Report 2020 report for more information

Changes to Pillar 3 disclosure requirements

First publication of the Pillar 3 ”CCR8 – Exposures to central counterparties” table

Following the adoption of the FINMA revisions to the capital treatment concerning UBS’s exposures to central counterparties in January 2020, we disclose the semi-annual “CCR8 – Exposures to central counterparties” table.

Other changes to Pillar 3 disclosures

Simplification of Pillar 3 disclosures

Given the current immaterial business volumes and declining trend of total securitization exposures over the past years, we have condensed the following semi-annual Pillar 3 disclosures into one single tabular disclosure titled ”Securitization exposures in the banking and trading book and associated regulatory capital requirements”:

–     ”SEC1 – Securitization exposures in the banking book”;

–     ”SEC2 – Securitization exposures in the trading book”;

–     ”SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor”; and

–     ”SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor.”

The new table is presented in this report and in our 30 June 2020 Pillar 3 report.

Market risk RWA are mainly based on the internal models approach, with the exception of securitization exposures in the trading book, which are subject to the standardized approach. From the second quarter of 2020 onward, the MR1 table is therefore no longer separately presented and RWA from securitization exposures in the trading book continues to be disclosed in the “OV1 – Overview of RWA” and in the narrative of section 7 on securitization exposures in the trading book.

Significant model updates and accounting and methodology changes effective in or from 2020

Removal of market risk RWA multiplier

When our value-at-risk (VaR) model was structurally changed in the first quarter of 2016, FINMA introduced a temporary market risk RWA multiplier of 1.3 to be applied in the calculation of VaR and stressed VaR (SVaR) RWA. As of 30 June 2020, we have removed this specific multiplier, following the demonstration of model performance.

Operational risk RWA model recalibration

During the fourth quarter of 2020, FINMA approved the annual Group advanced measurement approach (AMA) recalibration, resulting in a reduction of operational risk RWA by USD 1.8 billion, to USD 75.8 billion.

Phase-in of RWA effects

Effective from the third quarter of 2020, we began to phase in RWA increases related to the fourth quarter of 2020 release of new probability of default (PD) and loss given default (LGD) parameters for the mortgage portfolios in the US. As agreed with FINMA, the RWA effects of such model updates will be phased in over six quarters, until the end of 2021, with an estimated quarterly RWA increase of USD 0.5 billion.

Changes to accounting treatment affecting Pillar 1 and Pillar 3 disclosures of UBS AG standalone

In June 2020, we aligned the accounting treatment of investments in associates in the UBS AG International Financial Reporting Standards (IFRS) standalone accounts with the ”equity method” accounting applied in the UBS Group IFRS financial statements. Previously, we had applied a ”cost less impairment” approach for these investments in the UBS AG standalone IFRS financial statements. Effective 30 June 2020, UBS AG standalone CET1 capital, LRD and RWA increased by approximately USD 0.9 billion, USD 0.9 billion and USD 2.4 billion, respectively.

›    Refer to the “UBS AG standalone” section of our 30 June 2020 Pillar 3 report for more information about the restated comparatives

Significant regulatory and disclosure requirements to be adopted in 2021 or later

NSFR implementation

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the net stable funding ratio (the NSFR). The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular, and will become effective on 1 July 2021. It applies to UBS Group AG at the consolidated level and to UBS AG, UBS Switzerland AG and UBS Swiss Financial Advisers AG at the standalone level. UBS is on schedule to operationalize the NSFR regulation; its overall effect on UBS is expected to be limited.

In October 2020, the US banking regulators finalized the NSFR rule for supervised firms to ensure a minimum level of stable funding. The rule becomes effective as of 1 July 2021 and will require semi-annual disclosure from 1 January 2023. As a Category III firm under the Federal Reserve’s Tailoring Rule (2019), UBS’s intermediate holding company, UBS Americas Holding LLC, and its subsidiary bank, UBS Bank USA, will be subject to an NSFR requirement of 85%.

In the European Union, the European Commission adopted the updated Capital Requirements Regulation in June 2019, which will become effective from 28 June 2021. The regulation requires UBS Europe SE to provide a detailed annual NSFR disclosure and a semi-annual NSFR key metrics disclosure.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors,  for more information about the NSFR

Basel III finalization and adjustments to market risk framework

The BCBS announced the finalization of the Basel III framework in December 2017, and published the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book) in January 2019. In response to COVID-19, the Group of Central Bank Governors and Heads of Supervision, which acts as the Basel Committee’s oversight body, endorsed the deferral of the implementation date by one year, to 1 January 2023. The accompanying transitional arrangements for the output floor have also been extended by one year, to 1 January 2028. The most significant changes include:

–     placing floors on certain model inputs under the IRB approach to calculate credit risk RWA;

–     requiring the use of standardized approaches for calculation of the credit valuation adjustment and for operational risk RWA;

–     placing an aggregate output floor on the group RWA equal to 72.5% of the RWA calculated using a revised standardized approach; and

–     revising the LRD calculation and introducing a leverage ratio surcharge for G-SIBs.

The revisions to the minimum capital requirements on market risk include adjustments to the risk sensitivity of the standardized approach, the calibration of certain elements of the framework and adjustments of the internal models approach. The revised BCBS standards will take effect from 1 January 2023.

We do not expect the Swiss regulations to become mandatory until after the BCBS target effective date of 1 January 2023.

Leverage ratio treatment

In June 2019, the BCBS aligned the leverage ratio measurement of client-cleared derivatives with SA-CCR. This treatment permits both cash and non-cash forms of segregated initial margin, as well as cash and non-cash variation margin, received from a client to offset the replacement cost and potential future exposure for client-cleared derivatives only. This will help to mitigate any potential effect on the LRD from the finalization of the Basel III framework. The modified standardized approach for counterparty credit risk for leverage ratio purposes will become effective 1 January 2023. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Pillar 3 disclosure requirements

The BCBS has updated the Pillar 3 disclosure requirements to reflect the revisions to the operational risk, market risk, credit risk, credit value adjustments and leverage ratio under the finalized Basel III framework. In addition, there will be new disclosure requirements on asset encumbrance and, if required by national supervisors at the jurisdictional level, on capital distribution constraints. Further, banks are asked to disclose their leverage ratios based on quarter-end and daily average values of securities financing transactions. These requirements will become effective 1 January 2023. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Revisions to the CVA risk framework

In July 2020, the BCBS replaced the Credit Valuation Adjustment (CVA) risk framework published in December 2017 with an updated standard. This final standard incorporates changes proposed in the consultation published in November 2019, and includes recalibrated risk weights, different treatment of certain client cleared derivatives and an overall recalibration of the standardized and basic approach including a reduced value of the aggregate multiplier for banks using the SA-CVA. These revisions come into effect on 1 January 2023. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Capital treatment of securitizations of non-performing loans

The BCBS issued a technical amendment in November 2020 that sets out capital requirements for non-performing loan securitizations, with an expected implementation date no later than 1 January 2023. The technical amendment establishes a 100% risk weight for certain tranches of non-performing loan securitizations. The risk weights applicable to the other positions are determined by the existing hierarchy of approaches, in conjunction with a 100% risk weight floor and a ban on the use of certain inputs for capital requirements. This amendment does not change the applicable capital requirements to securitizations of performing assets. We expect the effective date in Switzerland to be aligned with the adoption of the Basel III finalization.

Significant BCBS and FINMA consultation papers

Minimum haircut floors for securities financing transactions

On 26 January 2021, the BCBS issued a consultation to seek public feedback on two technical amendments to the standard on minimum haircut floors for securities financing transactions (SFTs). The amendments seek to address an interpretative issue relating to collateral upgrade transactions and correct for a misstatement of the formula used to calculate haircut floors for netting sets of SFTs. Comments on this consultative paper are due by 31 March 2021.

Frequency and comparability of Pillar 3 disclosures

The table on the next page summarizes the reporting frequency for each disclosure as per the current FINMA requirements applicable to UBS.

We provide quantitative comparative information as of 30 September 2020 for disclosures required on a quarterly basis and as of 30 June 2020 for disclosures required on a semi-annual basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.

Where required, movement commentary is aligned with the corresponding disclosure frequency required by FINMA and always refers to the latest comparative period. Throughout this report, signposts are displayed at the beginning of a section, table or chart – Annual | Semi-annual | Quarterly | – indicating whether the disclosure is provided annually, semi-annually or quarterly. A triangle symbol – p  p  p  – indicates the end of the signpost.

›    Refer to our 31 March 2020, 30 June 2020 and 30 September 2020 Pillar 3 reports, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published quarterly movement commentary

›    Refer to our 30 June 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about previously published semi-annual movement commentary

The following table outlines the annual, semi-annual and quarterly disclosure requirements that are satisfied in this report for UBS Group and significant regulated subsidiaries and sub-groups as applicable. For specific disclosures, this report may refer to our Annual Report 2020.

FINMA reference[1]	Disclosure title in this report	Section of this report	Page number in this report
Annual disclosure requirements
OVA	Bank risk management approach	Introduction and basis for preparation	11–12
LI1	Differences between accounting and regulatory scopes of consolidation and mapping of financial statements with regulatory risk categories	Section 3 Linkage between financial statements and regulatory exposures	23
LI2	Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)	Section 3 Linkage between financial statements and regulatory exposures	25
LIA	Explanations of differences between accounting and regulatory exposure amounts	Section 3 Linkage between financial statements and regulatory exposures	24
PV1	Prudent valuation adjustments (PVA)	Section 11 Going and gone concern requirements and eligible capital	99
GSIB1	Disclosure of G-SIB indicators	Section 16 Requirements for global systemically important banks and related indicators	109
LIQA	Liquidity risk management	Section 14 Liquidity coverage ratio	107
CRA	Credit risk management	Section 4 Credit risk	27
CRB

Additional disclosure related to the credit quality of assets:

–     Breakdown of exposures by industry

–     Breakdown of exposures by geographical area

–     Breakdown of exposures by residual maturity

–     Credit-impaired exposures by industry

–     Credit-impaired exposures by geographical area

–     Past due exposures

–     Breakdown of restructured exposures between credit-impaired and non-credit-impaired

		Section 4 Credit risk	28 28 29 30 30 32 32
CRC	Credit risk mitigation	Section 4 Credit risk	33
CRD	Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk	Section 4 Credit risk	37
CRE	Internal ratings-based models	Section 4 Credit risk	39
CR9	IRB – backtesting of probability of default (PD) per portfolio	Section 4 Credit risk	50–56
CCRA	Counterparty credit risk management	Section 5 Counterparty credit risk	58
SECA	– Introduction – Objectives, roles and involvement	Section 7 Securitization	74 74–75
MRA	Market risk	Section 8 Market risk	77
MRB	Internal models approach	Section 8 Market risk	80
IRRBBA	Interest rate risk in the banking book	Section 10 Interest rate risk in the banking book	88
IRRBB1	Quantitative information about IRRBB	Section 10 Interest rate risk in the banking book	89
IRRBBA1	Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk	Section 10 Interest rate risk in the banking book	90–91
REMA	Remuneration policy	Section 15 Remuneration	108
ORA	Operational risk	Section 9 Operational risk	87
-	Calculation of VaR- and SVaR-based RWA as of 31 December 2020	Section 8 Market risk	82
-	Calculation of RniV-based RWA as of 31 December 2020	Section 8 Market risk	84
-	Calculation of IRC-based RWA as of 31 December 2020	Section 8 Market risk	85
-	Comprehensive risk measure	Section 8 Market risk	86

FINMA reference[1]	Disclosure title in this report	Section in this report	Page number in this report
Semi-annual disclosure requirements
CR1	Credit quality of assets	Section 4 Credit risk	31
CR2	Changes in stock of defaulted loans, debt securities and off-balance sheet exposures	Section 4 Credit risk	32
CR3	Credit risk mitigation techniques – overview	Section 4 Credit risk	34
CR4	Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects	Section 4 Credit risk	35
CR5	Standardized approach – exposures by asset classes and risk weights	Section 4 Credit risk	38
CR6	IRB – credit risk exposures by portfolio and PD range	Section 4 Credit risk	40–47
CR7	IRB – effect on RWA of credit derivatives used as CRM techniques	Section 4 Credit risk	36
CR10	IRB (equities under the simple risk-weight method)	Section 4 Credit risk	57
CCR1	Analysis of counterparty credit risk (CCR) exposure by approach	Section 5 Counterparty credit risk	59
CCR2	Credit valuation adjustment (CVA) capital charge	Section 5 Counterparty credit risk	59
CCR3	Standardized approach – CCR exposures by regulatory portfolio and risk weights	Section 5 Counterparty credit risk	60
CCR4	IRB – CCR exposures by portfolio and PD scale	Section 5 Counterparty credit risk	61–65
CCR5	Composition of collateral for CCR exposure	Section 5 Counterparty credit risk	66
CCR6	Credit derivatives exposures	Section 5 Counterparty credit risk	66
CCR8	Exposures to central counterparties	Section 5 Counterparty credit risk	68
SEC1, SEC2, SEC3, SEC4	Tailored table “Securitization exposures in the banking and trading book and associated regulatory capital requirements“	Section 7 Securitizations	76
MR1	The data is reflected in the “Securitization exposures in the banking and trading book and associated regulatory capital requirements” table	Section 7 Securitizations	76
MR3	IMA values for trading portfolios	Section 8 Market risk	81
MR4	Comparison of VaR estimates with gains / losses	Section 8 Market risk	83
CC1	Composition of regulatory capital	Section 11 Going and gone concern requirements and eligible capital	96–98
CC2	Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation	Section 11 Going and gone concern requirements and eligible capital	94–95
CCA	Main features of regulatory capital instruments and other TLAC-eligible instruments

n/a – The CCA table is published on our website. Refer to the document titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” under “Bondholder information” at ubs.com/investors, for more information.

			n/a
CCyB1	Geographical distribution of credit exposures used in the countercyclical capital buffer	Section 11 Going and gone concern requirements and eligible capital	93
TLAC1	TLAC composition for G-SIBs (at resolution group level)	Section 12 Total loss-absorbing capacity	100
TLAC2	Material sub-group entity – creditor ranking at legal entity level	Significant regulated subsidiaries and sub-groups: Section 5 UBS Americas Holding LLC consolidated	125
TLAC3	Creditor ranking at legal entity level for the resolution entity, UBS Group AG	Section 12 Total loss-absorbing capacity	101
-	Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation	Section 3 Linkage between financial statements and regulatory exposures	24

FINMA reference[1]	Disclosure title in this report	Section in this report	Page number in this report
Quarterly disclosure requirements
KM1	Key metrics

UBS Group:

Section 1 Key metrics

Significant regulated subsidiaries and sub-groups:

Section 2 UBS AG standalone

Section 3 UBS Switzerland AG standalone

Section 4 UBS Europe SE consolidated

Section 5 UBS Americas Holding LLC consolidated

			18–19 111 116 123 124
KM2	Key metrics – TLAC requirements (at resolution group level)	Section 1 Key metrics	18, 20
OV1	Overview of RWA	Section 2 Overview of risk-weighted assets	21–22
CR8	RWA flow statements of credit risk exposures under IRB	Section 4 Credit risk	49
CCR7	RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)	Section 5 Counterparty credit risk	67
MR2	RWA flow statements of market risk exposures under an internal models approach	Section 8 Market risk	79
LR1	BCBS Basel III leverage ratio summary comparison	Section 13 Leverage ratio	104
LR2	BCBS Basel III leverage ratio common disclosure	Section 13 Leverage ratio	103
LIQ1	Liquidity coverage ratio	Section 14 Liquidity coverage ratio	106
-	High-quality liquid assets	Section 14 Liquidity coverage ratio	105
-	Swiss SRB going and gone concern requirements and information	UBS Group: Section 11 Going and gone concern requirements and eligible capital Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	92 113 117
-	Swiss SRB going concern requirements and information including temporary FINMA exemption	UBS Group: Section 11 Going and gone concern requirements and eligible capital Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	93 112 118
-	Swiss SRB going and gone concern information	Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	114 119
-	Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions	Section 13 Leverage ratio	102
-	Swiss SRB leverage ratio denominator	Significant regulated subsidiaries and sub-groups: Section 2 UBS AG standalone Section 3 UBS Switzerland AG standalone	115 120

1 Disclosure requirement per FINMA Circular 2016/1 “Disclosure – banks.”

Format of Pillar 3 disclosures

As defined by FINMA, certain Pillar 3 disclosures follow a fixed format, whereas other disclosures are flexible and may be modified to a certain degree to present the most relevant information. Pillar 3 requirements are presented under the relevant FINMA table / template reference (e.g., OVA, OV1, LI1, etc.). Pillar 3 disclosures may also include row labeling (1, 2, 3, etc.) as prescribed by FINMA. Naming conventions used in our Pillar 3 disclosures are based on the FINMA guidance and may not reflect UBS naming conventions.

The FINMA-defined asset classes used within this Pillar 3 report are as follows:

–     Central governments and central banks, consisting of exposures relating to governments at the level of the nation state and their central banks. The European Union is also treated as a central government.

–     Banks and securities dealers, consisting of exposures to legal entities holding banking licenses and securities firms subject to adequate supervisory and regulatory arrangements, including risk-based capital requirements. Securities firms can only be assigned to this asset class if they are subject to a supervision equivalent to that of banks.

–     Public-sector entities and multi-lateral development banks, consisting of exposures to institutions established on the basis of public law in different forms, such as administrative entities or public companies and regional governments, the Bank for International Settlements, the International Monetary Fund, and eligible multi-lateral development banks recognized by FINMA.

–     Corporates: specialized lending, consisting of exposures relating to income-producing real estate and high-volatility commercial real estate, commodities finance, project finance and object finance.

–     Corporates: other lending, consisting of all exposures to corporates that are not specialized lending. This asset class includes private commercial entities, such as corporations, partnerships or proprietorships, insurance companies and funds (including managed funds).

–     Retail: residential mortgages, consisting of residential mortgages, regardless of exposure size, if the owner occupies or rents out the mortgaged property.

–     Retail: qualifying revolving retail exposures, consisting of unsecured and revolving credits to individuals that exhibit appropriate loss characteristics relating to credit card relationships at UBS.

–     Retail: other, consisting primarily of Lombard lending that represents loans made against the pledge of eligible marketable securities or cash, as well as exposures to small businesses, private clients and other retail customers without mortgage financing.

–     Equity, consisting of instruments that have no stated or predetermined maturity and represent a residual interest in the net assets of an entity.

–     Other assets, consisting of the remainder of exposures which UBS is exposed to, mainly non-counterparty-related assets.

Governance over Pillar 3 disclosures

The Board of Directors (the BoD) and senior management are responsible for establishing and maintaining an effective internal control structure over the disclosure of financial information, including Pillar 3 disclosures. In line with BCBS and FINMA requirements, we have a BoD-approved Pillar 3 disclosure governance policy in place, which includes information about the key internal controls and procedures designed to govern the preparation, review and sign-off of Pillar 3 disclosures. This Pillar 3 report has been verified and approved in line with that policy.

Risk management framework

Our Group-wide risk management framework is applied across all risk types. The table below presents an overview of risk management disclosures that are provided separately in our Annual Report 2020, available under “Annual reporting” at ubs.com/investors.

Annual |

OVA – Bank risk management approach
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Business model and risk profile	Our strategy, business model and environment	–	Risk factors	56–66
		–	Current market climate and industry trends	31–33
	Risk, capital, liquidity and funding, and balance sheet	– – – – – – – – – – – –

Overview of risks arising from our business activities

Risk categories

Top and emerging risks

Risk appetite framework

Risk measurement

Credit risk – Key developments, Main sources of credit risk, Overview of measurement, monitoring and management techniques, Credit risk profile of the Group

Market risk – Key developments, Main sources of market risk, Overview of measurement, monitoring and management techniques

Interest rate risk in the banking book

Other market risk exposures

Country risk framework, Country risk exposure

Operational risk framework

Risk management and control principles

91–92 93 94 97–100 103–105 106–107 124 128–131 131–132 133–136 140 98

Risk governance	Risk, capital, liquidity and funding, and balance sheet	– – – – –

Risk categories

Risk governance

Interest rate risk in the banking book – Risk management and governance

Liquidity and funding management  – Strategy, objectives and governance

Capital management – Capital management objectives, Capital planning and activities

93 95–96 129 158 144

Communication and enforcement of risk culture within the bank	Risk, capital, liquidity and funding, and balance sheet	– – – –	Risk governance Risk appetite framework Internal risk reporting Operational risk framework	95–96 97–100 101 140
Scope and main features of risk measurement systems	Risk, capital, liquidity and funding, and balance sheet	– – – – –

Risk measurement

Credit risk – Overview of measurement, monitoring and management techniques

Market risk – Overview of measurement, monitoring and management techniques

Country risk exposure measure

Advanced measurement approach model

103–105 107 124 133 141

Risk information reporting	Risk, capital, liquidity and funding, and balance sheet	– – –	Risk governance Internal risk reporting Risk management and control principles	95–96 101 98

OVA – Bank risk management approach (continued)
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Stress testing	Risk, capital, liquidity and funding, and balance sheet	–	Risk appetite framework	97–100
		–	Stress testing	103–104
		–	Credit risk models – Stress loss	119
		–	Market risk stress loss	125
		–	Interest rate risk in the banking book	128–131
		–	Other market risk exposures	131–132
		–	Liquidity management – Stress testing	158
Strategies and processes applied to manage, hedge and mitigate risks	Risk, capital, liquidity and funding, and balance sheet	–	Credit risk – Overview of measurement, monitoring and management techniques	107
		–	Credit risk mitigation	114–115
		–	Market risk – Overview of measurement, monitoring and management techniques	124
		–	Value-at-risk	125–128
		–	Interest rate risk in the banking book	128–131
		–	Other market risk exposures	131–132
		–	Country risk exposure	133–136
		–	Operational risk framework	140
		–	Liquidity and funding management	158–161
		–	Currency management	171
		–	Risk management and control principles	98
	Consolidated financial statements	–	Note 10 Derivative instruments	320–321
		–	Note 20d Maximum exposure to credit risk	343
		–	Note 21i Maximum exposure to credit risk for financial instruments measured at fair value	362
		–	Note 22 Offsetting financial assets and financial liabilities	364–365

p

Our approach to measuring risk exposure and risk-weighted assets

Depending on the intended purpose, the measurement of risk exposure that we apply may differ. Exposures may be measured for financial accounting purposes under IFRS for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our RWA are calculated according to the BCBS Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and by the associated circulars issued by FINMA.

The table below provides a summary of the approaches we use for the main risk categories to determine the regulatory risk exposure and RWA.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
I. Credit risk
Credit risk

Credit risk is the risk of a loss resulting from the failure of a counterparty to meet its contractual obligations toward UBS arising from transactions such as loans, debt securities held in our banking book and undrawn credit facilities.

Refer to section 4, Credit risk.

Exposure at default (EAD) is the amount we expect a counterparty to owe us at the time of a possible default. For banking products, the EAD generally equals the IFRS carrying amount as of the reporting date. The EAD is expected to remain constant over the 12-month period. For loan commitments, a credit conversion factor is applied to model expected future drawdowns over the 12-month period.

We apply two approaches to measure credit risk RWA:

–     Advanced internal ratings-based (A-IRB) approach, applied for the majority of our businesses. Counterparty risk weights are determined by reference to internal probability of default and loss given default estimates.

–     Standardized approach (SA), generally based on external ratings for a sub-set of our credit portfolio where internal measures are not available.

Non-counterparty-related risk

Non-counterparty-related risk (NCPA) denotes the risk of a loss arising from changes in value or from liquidation of assets not linked to any counterparty, for example, premises, equipment and software, and deferred tax assets on temporary differences.

Refer to section 2, Overview of risk-weighted assets.

		The IFRS carrying amount is the basis for measuring NCPA exposure.	We measure non-counterparty-related risk RWA by applying prescribed regulatory risk weights to the NCPA exposure.
Equity positions in the banking book

Risk from equity positions in the banking book refers to the investment risk arising from equity positions and other relevant investments or instruments held in our banking book.

Refer to section 4, Credit risk.

		The IFRS carrying amount is the basis for measuring risk exposure for equity securities held in our banking book, but reflecting a net position.	We measure the RWA from equity positions in the banking book by applying prescribed regulatory risk weights to our listed and unlisted equity exposures.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
II. Counterparty credit risk
Counterparty credit risk

Counterparty credit risk is the risk that a counterparty for over-the-counter (OTC) derivatives, exchange-traded derivatives (ETDs) or securities financing transactions (SFTs) will default before the final settlement of a transaction and cause a loss to the firm if the transaction has a positive economic value at the time of default.

Refer to section 5, Counterparty credit risk.

We primarily use internal models to measure counterparty credit risk exposures to third parties. All internal models are approved by FINMA.

–     For OTC derivatives and ETDs,  we apply the effective expected positive exposure (EEPE) and stressed expected positive exposure (stressed EPE) as defined in the Basel III framework.

–     For SFTs, we apply the close-out period approach.

In certain instances where risk models are not available:

–     Exposure on OTC derivatives and ETDs is calculated considering the net positive replacement values and potential future exposure.

–     Exposure for SFTs is based on the IFRS carrying amount, net of collateral mitigation.

We apply two approaches to measure counterparty credit risk RWA:

–     Advanced internal ratings-based (A-IRB) approach, applied for the majority of our businesses. Counterparty risk weights are determined by reference to internal counterparty ratings and loss given default estimates.

–     Standardized approach (SA), generally based on external ratings for a sub-set of our credit portfolio, where internal measures are not available.

We apply an additional credit valuation adjustment (CVA) capital charge to hold capital against the risk of mark-to-market losses associated with the deterioration of counterparty credit quality.

Settlement risk

Settlement risk is the risk of loss resulting from transactions that involve exchange of value (e.g., security versus cash) where we must deliver without first being able to determine with certainty that we will receive the countervalue.

Refer to section 2, Overview of risk-weighted assets.

		The IFRS carrying amount is the basis for measuring settlement risk exposure.	We measure settlement risk RWA through the application of prescribed regulatory risk weights to the settlement risk exposure.
III. Securitization exposures in the banking book
Securitization exposures in the banking book	Exposures arising from traditional and synthetic securitizations held in our banking book. Refer to section 7, Securitizations.	The IFRS carrying amount after eligible regulatory credit risk mitigation and credit conversion factor is the basis for measuring securitization exposure.

Consistent with the BCBS, we apply the FINMA-defined hierarchy of approaches for banking book securitizations to measure RWA:

–     Internal ratings-based approach (SEC-IRBA), considering the advanced IRB risk weights, if the securitized pool largely consists of IRB positions and internal ratings are available.

–     External ratings-based approach (SEC-ERBA), if the IRB approach cannot be applied, risk weights are applied based on external ratings, provided that we are able to demonstrate our expertise in critically reviewing and challenging the external ratings.

–     Standardized approach (SEC-SA) or 1,250% risk weight factor, if none of the aforementioned approaches can be applied, we would apply the standardized approach where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%.

For re-securitization exposures we apply either the standardized approach or a risk weight factor of 1,250%.

Category	Definition of risk	Regulatory risk exposure	Risk-weighted assets (RWA)
IV. Market risk
Value-at-risk (VaR)

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (holding period) at an established level of confidence. For regulatory VaR, the holding period is 10 days and the confidence level is 99%. For our risk management measure Management VaR we apply a holding period of 1 day and a confidence level of 95%.

For further differences between the regulatory and Management VaR, refer to the “Risk management and control” section of our Annual Report 2020.

Refer to section 8, Market risk.

The VaR component of market risk RWA is calculated by taking the maximum of the period-end VaR and the product of the average VaR for the 60 trading days immediately preceding the period end and a VaR multiplier. The quantity is then multiplied by a risk weight factor of 1,250% to determine RWA. The VaR multiplier is dependent on the number of VaR backtesting exceptions within the most recent 250-business-day window.

Stressed VaR (SVaR)

SVaR is a 10-day 99% VaR measure that is estimated with model parameters that are calibrated to historical data covering a one-year period of significant financial stress relevant to the firm’s current portfolio.

Refer to section 8, Market risk.

The derivation of SVaR RWA is similar to the one explained above for VaR. Unlike VaR, SVaR is computed weekly, and as a result the average SVaR is computed over the most recent 12 observations.
Add-on for risks not in VaR (RniV)

Potential risks that are not fully captured by our VaR model are referred to as RniV. We have a framework to identify and quantify these potential risks and underpin them with capital.

Refer to section 8, Market risk.

Our RniV framework is used to derive the RniV-based component of the market risk RWA, which is approved by FINMA. Starting in the second quarter of 2018, RniV and RWA resulting from RniV are recalibrated on a monthly basis.

As the RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

Incremental risk charge (IRC)

The IRC represents an estimate of the default and rating migration risk of all trading book positions with issuer risk, except for equity products and securitization exposures, measured over a one-year time horizon at a 99.9% confidence level.

Refer to section 8, Market risk.

The IRC is calculated weekly, and the results are used to derive the IRC-based component of the market risk RWA. The derivation is similar to that for VaR- and SVaR-based RWA, but without a VaR multiplier.

Comprehensive risk measure (CRM)

The CRM is an estimate of the default and complex price risk, including the convexity and cross-convexity of the CRM portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level.

Refer to section 8, Market risk.

Since the second quarter of 2019, we have not held eligible correlation trading positions. Prior to then, the CRM had been calculated weekly and used to derive the CRM-based component of the market risk RWA, with the calculation subject to a floor equal to 8% of the equivalent capital charge under the specific risk measure (SRM) for the correlation trading portfolio.

Securitization / re-securitization in the trading book	Risk arising from traditional and synthetic securitizations held in our trading book. Refer to section 7, Securitizations and section 8, Market risk.	The exposure is equal to the fair value of the net long or short securitization position.	We measure trading book securitization RWA using the Ratings-based approach, i.e., applying risk weights based on external ratings.
V. Operational risk
Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including cyber risk. Operational risk includes, among others, legal risk, conduct risk and compliance risk.

Refer to section 9, Operational risk.

We use the advanced measurement approach to measure operational risk RWA in accordance with FINMA requirements.

UBS Group

UBS Group AG consolidated

Section 1  Key metrics

Key metrics of the fourth quarter of 2020

Quarterly | The KM1 and KM2 tables on the following pages are based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules; however, they do not reflect the effects of the temporary exemption granted by the Swiss Financial Market Supervisory Authority (FINMA) in connection with COVID-19 that permits banks to exclude central bank sight deposits from the leverage ratio calculation. The KM2 table includes a reference to the total loss-absorbing capacity (TLAC) term sheet, published by the Financial Stability Board (the FSB). The FSB provides this term sheet at fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-sheet.

During the fourth quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 1.7 billion to USD 39.9 billion, mainly due to operating profit before tax, foreign currency effects and deferred tax assets on temporary differences, partially offset by a higher capital reserve for potential share repurchases, current tax expenses and accruals for dividends. Our tier 1 capital increased by USD 1.8 billion to USD 56.2 billion, primarily reflecting the aforementioned increase in our CET1 capital and foreign currency translation effects on our additional tier 1 (AT1) instruments.

The TLAC available as of 31 December 2020 included CET1 capital, AT1 and tier 2 capital instruments eligible under the TLAC framework, and non-regulatory capital elements of TLAC. Under the Swiss systemically relevant bank (SRB) framework, including transitional arrangements, TLAC excludes 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income for accounting purposes, which for regulatory capital purposes is measured at the lower of cost or market value. This amount was negligible as of 31 December 2020, but is included as available TLAC in the KM2 table in this section. Our available TLAC increased by USD 4.1 billion to USD 101.8 billion in the fourth quarter of 2020, reflecting the aforementioned USD 1.8 billion increase in our tier 1 capital and a USD 2.2 billion increase in non-regulatory capital instruments, which resulted mainly from the issuance of new instruments and foreign currency effects.

Risk-weighted assets (RWA) increased by USD 6 billion to USD 289.1 billion, including currency effects of USD 4.7 billion, mainly due to an increase of USD 5.1 billion in credit risk RWA, an increase of USD 1.2 billion in market risk RWA and an increase of USD 0.8 billion in amounts below the threshold for deduction, primarily related to deferred tax assets. This was partly offset by a reduction of USD 1.8 billion in operational risk RWA.

Leverage ratio exposure increased by USD 43 billion to USD 1,037 billion, including currency effects of USD 24 billion, driven by on-balance sheet exposures (other than securities financing transactions (SFTs) and derivatives), partly offset by decreases in SFTs and derivative exposures.

Average high-quality liquid assets (HQLA) increased by USD 3.1 billion, due to higher holdings of liquidity buffer securities. Average total net cash outflows increased by USD 3.5 billion due to higher customer deposit outflows. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.20	30.9.20	30.6.20[1]	31.3.20[1]	31.12.19[1]
Available capital (amounts)
1	Common equity tier 1 (CET1)	39,890	38,197	38,114	36,659	35,535
1a	Fully loaded ECL accounting model CET1[2]	39,856	38,162	38,070	36,624	35,491
2	Tier 1	56,178	54,396	53,505	51,884	51,842
2a	Fully loaded ECL accounting model Tier 1[2]	56,144	54,360	53,460	51,850	51,797
3	Total capital	61,226	59,382	58,876	57,752	57,568
3a	Fully loaded ECL accounting model total capital[2]	61,193	59,347	58,831	57,718	57,524
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	289,101	283,133	286,436	286,256	259,208
4a	Minimum capital requirement[3]	23,128	22,651	22,915	22,901	20,737
4b	Total risk-weighted assets (pre-floor)	289,101	283,133	286,436	286,256	259,208
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	13.80	13.49	13.31	12.81	13.71
5a	Fully loaded ECL accounting model Common equity tier 1 ratio (%)[2]	13.79	13.48	13.29	12.79	13.69
6	Tier 1 ratio (%)	19.43	19.21	18.68	18.12	20.00
6a	Fully loaded ECL accounting model Tier 1 ratio (%)[2]	19.42	19.20	18.66	18.11	19.98
7	Total capital ratio (%)	21.18	20.97	20.55	20.17	22.21
7a	Fully loaded ECL accounting model total capital ratio (%)[2]	21.17	20.96	20.54	20.16	22.19
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.02	0.02	0.02	0.02	0.08
9a	Additional countercyclical buffer for Swiss mortgage loans (%)					0.23
10	Bank G-SIB and / or D-SIB additional requirements (%)	1.00	1.00	1.00	1.00	1.00
11	Total of bank CET1-specific buffer requirements (%)	3.52	3.52	3.52	3.52	3.58
12	CET1 available after meeting the bank’s minimum capital requirements (%)	9.30	8.99	8.81	8.31	9.21
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	1,037,150	994,366	974,359	955,943	911,322
14	Basel III leverage ratio (%)	5.42	5.47	5.49	5.43	5.69
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[2]	5.41	5.47	5.49	5.42	5.68
Liquidity coverage ratio[5]
15	Total HQLA	214,276	211,185	206,693	170,630	166,215
16	Total net cash outflow	140,891	137,345	133,786	122,383	124,112
17	LCR (%)	152	154	155	139	134

1 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    2 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    3 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    5 Calculated based on quarterly average. Refer to the “Liquidity coverage ratio” section of this report for more information.

p

UBS Group AG consolidated

Quarterly |

KM2: Key metrics – TLAC requirements (at resolution group level)[1]
USD million, except where indicated
		31.12.20	30.9.20	30.6.20[2]	31.3.20[2]	31.12.19[2]
1	Total loss-absorbing capacity (TLAC) available	101,814	97,753	93,626	93,686	89,613
1a	Fully loaded ECL accounting model TLAC available[3]	101,780	97,717	93,581	93,652	89,569
2	Total RWA at the level of the resolution group	289,101	283,133	286,436	286,256	259,208
3	TLAC as a percentage of RWA (%)	35.22	34.53	32.69	32.73	34.57
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)[3]	35.21	34.51	32.67	32.72	34.56
4	Leverage ratio exposure measure at the level of the resolution group[4]	1,037,150	994,366	974,359	955,943	911,322
5	TLAC as a percentage of leverage ratio exposure measure (%)[4]	9.82	9.83	9.61	9.80	9.83
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)[3,4]	9.81	9.83	9.60	9.80	9.83
6a	Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6b	Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No
6c

If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external TLAC if no cap was applied (%)

		N/A – Refer to our response to 6b.

1 Resolution group level is defined as the UBS Group AG consolidated level.    2 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    3 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.

p

Section 2  Overview of risk-weighted assets

RWA development in the fourth quarter of 2020

Quarterly | The OV1 table on the following page provides an overview of our risk-weighted assets (RWA) and the related minimum capital requirements by risk type. The table presented is based on the respective Swiss Financial Market Supervisory Authority (FINMA) template and empty rows indicate current non-applicability to UBS.

From this report onward, we have discontinued the voluntary “Regulatory exposures and risk-weighted assets” table. As a result, an additional column has been added in the OV1 table, providing references to the relevant sections in this report for the various risk types.

During the fourth quarter of 2020, RWA increased by USD 6 billion to USD 289.1 billion, including currency effects of USD 4.7 billion, mainly due to an increase of USD 5.1 billion in credit risk RWA, an increase of USD 1.2 billion in market risk RWA and an increase of USD 0.8 billion in amounts below threshold for deduction, primarily related to deferred tax assets. This was partly offset by a reduction of USD 1.8 billion in operational risk RWA.

Credit Risk RWA under the standardized approach and the internal ratings-based approach increased by USD 1.8 billion and USD 3.3 billion, respectively, primarily driven by currency effects as well as by higher RWA from loans and loan commitments in Global Wealth Management. Further, Group Functions included higher RWA from nostro account balances. These increases were partly offset by a decrease in RWA from loans in the Investment Bank.

Market Risk RWA increased by USD 1.2 billion, mainly driven by an increase in asset size and other movements in the Investment Bank.

RWA related to amounts below thresholds for deduction increased by USD 0.8 billion, primarily driven by higher RWA from deferred tax assets.

Operational Risk RWA decreased by USD 1.8 billion, driven by the annual recalibration of the advanced measurement approach (AMA) model.

The flow tables for credit risk, counterparty credit risk and market risk RWA in the respective sections of this report provide further details regarding the movements in RWA in the fourth quarter of 2020.

More information about RWA movements in the fourth quarter of 2020 is provided on pages 48–49 of our fourth quarter 2020 report, available under “Quarterly reporting” at ubs.com/investors.

Additional information about capital management and RWA, including details regarding movements in RWA during 2020, is provided on pages 153–154 in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors.  p

UBS Group AG consolidated

Quarterly |

OV1: Overview of RWA
		RWA					Section or table reference	Minimum capital requirements[1]
USD million		31.12.20	30.9.20	30.6.20	31.3.20	31.12.19		31.12.20
1	Credit risk (excluding counterparty credit risk)	139,846	134,753	133,180	130,236	121,244	4	11,188
2	of which: standardized approach (SA)	31,565	29,811	30,144	30,159	28,386	CR4	2,525
2a	of which: non-counterparty-related risk	13,393	13,227	13,219	13,061	13,135	CR4	1,071
3	of which: foundation internal ratings-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	108,281	104,942	103,036	100,076	92,858	CR6, CR7, CR8	8,662
6	Counterparty credit risk[2]	40,354	39,917	39,983	41,560	36,354	5, CCR1, CCR8	3,228
7	of which: SA for counterparty credit risk (SA-CCR)[3]	6,006	6,898	5,903	7,254	4,699		480
8	of which: internal model method (IMM)	19,380	18,394	19,284	20,582	20,275	CCR7	1,550
8a	of which: value-at-risk (VaR)	8,386	7,607	8,055	6,663	5,502	CCR7	671
9	of which: other CCR	6,581	7,018	6,741	7,061	5,879		527
10	Credit valuation adjustment (CVA)	2,945	3,300	4,523	3,889	1,900	5, CCR2	236
11	Equity positions under the simple risk-weight approach[4]	2,795	2,624	2,646	3,136	3,261	4, CR10	224
12	Equity investments in funds – look-through approach[5]	882	849	705	671			71
13	Equity investments in funds – mandate-based approach[5]	648	530	611	735			52
14	Equity investments in funds – fallback approach[5]	126	41	25	110			10
15	Settlement risk	372	295	395	1,201	357		30
16	Securitization exposures in banking book	314	314	598	607	633	7	25
17	of which: securitization internal ratings-based approach (SEC-IRBA)
18	of which: securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	301	300	564	574	598	7	24
19	of which: securitization standardized approach (SEC-SA)	13	14	34	33	35	7	1
20	Market Risk	11,841	10,593	14,228	15,096	6,556	7,8	947
21	of which: standardized approach (SA)	456	361	370	449	419	7	37
22	of which: internal models approach (IMA)	11,385	10,232	13,859	14,647	6,137	MR2	911
23	Capital charge for switch between trading book and banking book[6]
24	Operational risk	75,775	77,542	77,542	77,542	77,542		6,062
25	Amounts below thresholds for deduction (250% risk weight)[7]	13,202	12,379	12,005	11,473	11,361		1,056
25a	of which: deferred tax assets	9,981	9,363	9,212	8,705	8,951		798
26	Floor adjustment[8]
27	Total	289,101	283,133	286,436	286,256	259,208		23,128

1 Calculated based on 8% of RWA.    2 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the sub-components of counterparty credit risk refers to the calculation of the exposure measure.    3 Calculated in accordance with the standardized approach for counterparty credit risk (SA-CCR) from 1 January 2020 onward, whereas information as of 31 December 2019 was calculated in accordance with the current exposure method (CEM).    4 Information as of 31 December 2019 includes investments in funds calculated based on the simple risk-weight approach, whereas from 1 January 2020 onward investments in funds are disclosed in rows 12, 13 and 14 based on risk weighting in accordance with the new regulation for investments in funds.    5 From 2020 onward, the risk weighting has been calculated in accordance with the regulation for investments in funds.    6 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).    7 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.    8 No floor effect, as 80% of our Basel I RWA, including the RWA equivalent of the Basel I capital deductions, do not exceed our Basel III RWA, including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Introduction and basis for preparation” section of this report, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

p

Section 3  Linkage between financial statements and regulatory exposures

This section provides information about the differences between our regulatory exposures and carrying amounts presented in our financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Assets and liabilities presented in our IFRS financial statements may be subject to more than one risk framework, as explained further on the next page.

Annual |

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
31.12.20	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Carrying values of items:
USD million			Subject to credit risk framework[1]	Subject to counterparty credit risk framework[2]	Subject to securitization framework[3]	Subject to market risk framework	Not subject to capital requirements or subject to deduction from capital

Assets
Cash and balances at central banks	158,231	158,231	158,231
Loans and advances to banks	15,444	15,181	14,430	751[4]
Receivables from securities financing transactions	74,210	74,210		74,210
Cash collateral receivables on derivative instruments	32,737	32,737		32,737		325
Loans and advances to customers	379,528	379,573	374,999	4,573[4]
Other financial assets measured at amortized cost	27,194	26,959	26,788	2,677[6]
Total financial assets measured at amortized cost	687,345	686,890	574,449	114,948		325
Financial assets at fair value held for trading	125,397	125,355	5,807[5]	47,098[6]	112	119,436
Derivative financial instruments	159,617	159,633		159,632		159,632	1[10]
Brokerage receivables	24,659	24,659	4,935	19,724
Financial assets at fair value not held for trading[7]	80,364	59,630	44,268	9,135[6,8]	35	15,000
Total financial assets measured at fair value through profit or loss	390,037	369,277	55,009	235,589	148	294,068	1
Financial assets measured at fair value through other comprehensive income	8,258	8,258	8,258	149[6]		0
Investments in associates	1,557	1,652	1,239				414
Property, equipment and software	13,109	13,065	13,065
Goodwill and intangible assets	6,480	6,480					6,480
Deferred tax assets	9,212	9,212[9]	3,819				5,393
Other non-financial assets	9,768	9,764	3,458			6,264	42
Total assets	1,125,765	1,104,599	659,297	350,686	148	300,657	12,330

Liabilities
Amounts due to banks	11,050	11,024					11,024
Payables from securities financing transactions	6,321	6,321		6,321
Cash collateral payables on derivative instruments	37,312	37,312		37,312		634
Customer deposits	524,605	524,636					524,636
Debt issued measured at amortized cost	139,232	139,230					139,230
Other financial liabilities measured at amortized cost	9,729	9,565					9,565
Total financial liabilities measured at amortized cost	728,250	728,088		43,633		634	684,455
Financial liabilities at fair value held for trading	33,595	33,595				33,595
Derivative financial instruments	161,102	161,107		161,075		160,473	32[10]
Brokerage payables designated at fair value	38,742	38,742		20,755			17,987
Debt issued designated at fair value	61,243	61,243				59,448	1,795
Other financial liabilities designated at fair value	30,387	9,396		8,563		9,191	41
Total financial liabilities measured at fair value through profit or loss	325,069	304,083		190,393		262,708	19,855
Provisions	2,828	2,827					2,827
Other non-financial liabilities	9,854	9,853					9,853
Total liabilities	1,066,000	1,044,852		234,027		263,342	716,990

1 Includes non-counterparty-related risk, equity investments in funds subject to look-through approach, mandate-based approach, fallback approach and equity positions in the banking book subject to the simple risk weight method of USD 20,916 million, which are excluded from the credit risk tables CR1, CR2, CR3 and CRB in section 3 of this report, resulting in IFRS carrying values reflected in the credit risk section of USD 638,381 million. However, credit risk tables CR4 and CR5 include non-counterparty-related risk, and credit risk table CR10 includes equity positions in the banking book subject to the simple risk weight method.    2 Includes settlement risk, which is not included in section 5 of this report.    3 This column only consists of securitization positions in the banking book. Trading book securitizations are included in column “Subject to market risk framework.”    4 Consists of settlement risk and margin loans, which are both subject to counterparty credit risk.    5 Includes trading portfolio assets in the banking book and traded loans.    6 Includes assets pledged as collateral, since collateral posted is subject to counterparty credit risk.    7 Funded collar trades without re-hypothecation rights are treated as non-credit bearing exposures and are excluded from column “Subject to credit risk framework.”    8 Includes securities financing transactions as well as other exposures subject to the counterparty credit risk framework.    9 Net of deferred tax liabilities, which are offset against prudential filters (e.g., goodwill and intangibles, as well as cash flow hedges) in the regulatory capital calculation.    10 Relates to the carrying values of derivative loan commitments and forward starting SFTs that are measured at fair value. The replacement values are not representative for our capital calculations.

p

UBS Group AG consolidated

Annual | The LI1 table on the previous page provides a breakdown of the International Financial Reporting Standards (IFRS) balance sheet into the risk types used to calculate our regulatory capital requirements. Cash collateral receivables and payables on derivative instruments, derivative financial instruments, and financial assets at fair value not held for trading are subject to capital requirements under both market risk and counterparty credit risk frameworks. In addition, other financial assets measured at amortized cost, financial assets measured at fair value through profit or loss and financial assets measured at fair value through other comprehensive income include securities that have been pledged as collateral. These securities are also considered in the counterparty credit risk framework, as collateral pledged is subject to counterparty credit risk. p

LIA: Explanation of the differences between the IFRS and regulatory scopes of consolidation

Annual | The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and are active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key difference between the IFRS and regulatory scope of consolidation as of 31 December 2020 relates to investments in insurance, real estate and commercial companies, as well as investment vehicles, that are consolidated under IFRS but not for regulatory capital purposes, where they are subject to risk-weighting.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation but not in the regulatory scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the CC2 table. Such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 31 December 2020, entities consolidated under either IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are not consolidated under either the IFRS or under the regulatory scope. As of 31 December 2020, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments are risk-weighted based on applicable threshold rules.

More information about the legal structure of UBS Group and the IFRS scope of consolidation is provided on pages 14 and 288, respectively, of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors. p

Semi-annual |

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	31.12.20
USD million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Ltd	21,088	47	Life Insurance
UBS Life Insurance Company USA	143	43	Life insurance
1 Total assets and total equity on a standalone basis.

p

Annual |

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)
31.12.20		Total	Items subject to:
USD million			Credit risk framework	Counterparty credit risk framework	Securitization framework	Market risk framework
1	Asset carrying value amount under scope of regulatory consolidation (as per template LI1)	1,104,599	659,297[1]	350,686	148	300,657
2	Liabilities carrying value amount under scope of regulatory consolidation[2]	(160,234)		(160,234)
3	Total net amount under regulatory scope of consolidation	944,365	659,297	190,452	148	300,657
4	Off-balance sheet amounts (post CCF; e.g., guarantees, commitments)[3]	91,476	90,566	911
5	Differences due to prudential filters	(12,329)
6	Derivatives: PFE and collateral mitigation (including off-balance sheet exposures)	77,219		77,219
7	SFTs: Collateral mitigation (including off-balance sheet exposures)	(76,515)		(76,515)
8	Other differences including collateral mitigation in the banking book	(87,830)	(6,229)		(7)	(300,113)[4]
9	Exposure amounts considered for regulatory purposes	936,387	743,634	192,067	141	545

1 Includes non-counterparty-related risk, equity investments in funds subject to look-through approach, mandate-based approach, fallback approach and equity positions in the banking book subject to the simple risk weight method of USD 20,916 million, which are excluded from the credit risk tables CR1, CR2, CR3 and CRB in section 4 of this report, resulting in IFRS carrying values reflected in the credit risk section of USD 638,381 million. However, credit risk tables CR4 and CR5 include non-counterparty-related risk, and credit risk table CR10 includes equity positions in the banking book subject to the simple risk weight method.    2 Includes the amounts of financial instruments and cash collateral considered for netting per the relevant netting agreement in order to not exceed the net amount of financial assets presented on the balance sheet (included in row 1); i.e., over-collateralization, where it exists, is not reflected in the table.    3 Includes off-balance sheet exposures where a credit conversion factor is applied.    4 Exposure at default is only calculated for securitization exposures in the trading book, resulting in a difference between carrying amounts and exposure amounts considered for regulatory purposes. The effect on the total exposure is higher, since certain exposures are subject to regulatory capital charges in both the market risk and the counterparty credit risk categories.

p

Regulatory exposures

Annual | The LI2 table above illustrates the key differences between regulatory exposure amounts and accounting carrying amounts under the regulatory scope of consolidation. In addition to the accounting carrying amounts, the regulatory exposure amounts include:

–     netting of financial instruments and cash collateral where an enforceable master netting agreement is in place (row 2);

–     off-balance sheet amounts not related to derivatives and SFTs (row 4);

–     potential future exposure (PFE) for derivatives, offset by eligible financial collateral deductions (row 6);

–     effects from the model calculation of effective expected positive exposure (EEPE) applied to derivatives (row 6);

–     any collateral mitigation through the application of the close-out period approach or the comprehensive measurement approach (row 7); and

–     effects of collateral mitigation in the banking book (row 8).

The regulatory exposure amount excludes prudential filters (row 5), consisting of items subject to deduction from capital, which are not risk-weighted. In addition, exposures that are only subject to market risk do not create any regulatory exposure, as their risk is reflected as part of our market risk RWA calculation (row 8). p

Fair value measurement

The table below refers to additional information about fair value measurement that is provided in our Annual Report 2020, available under “Annual reporting” at ubs.com/investors.

Annual |

Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Valuation methodologies applied, including mark-to-market and mark-to-model methodologies in use	Consolidated financial statements	–	Note 21a Valuation principles	348
		–	Note 21c Fair value hierarchy	349–354
		–	Note 21f Level 3 instruments: valuation techniques and inputs	357–359
Description of the independent price verification process	Consolidated financial statements	–	Note 21b Valuation governance	348
Procedures for valuation adjustments or reserves for valuing trading positions by type of instrument	Consolidated financial statements	–	Note 21d Valuation adjustments	355–356

p

UBS Group AG consolidated

Section 4  Credit risk

Introduction

Semi-annual | This section provides information about the exposures subject to the Basel III credit risk framework. Information about counterparty credit risk is reflected in the “Counterparty credit risk” section of this report. Securitization positions are reported in the “Securitizations” section of this report.

The tables in this section provide details regarding the exposures relevant for determining the firm’s credit risk-related regulatory capital requirement. The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section may thus differ from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from how it is defined under International Financial Reporting Standards (IFRS). p

Credit risk exposure categories

Semi-annual | The definitions of the Swiss Financial Market Supervisory Authority (FINMA) defined Pillar 3 credit risk exposure categories “Loans” and “Debt securities” below, as referred to in the “CR1: Credit quality of assets” and “CR3: Credit risk mitigation techniques – overview” tables in this section, provide a link to the IFRS balance sheet structure.

The Pillar 3 category “Loans” comprises financial instruments held with the intent to collect the contractual payments and includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–     balances at central banks;

–     Loans and advances to banks;

–     Loans and advances to customers;

–     Other financial assets measured at amortized cost, excluding money market instruments, checks and bills and other debt instruments;

–     traded loans in the banking book that are included within Financial assets at fair value held for trading;

–     Brokerage receivables;

–     loans including structured loans that are included within Financial assets at fair value not held for trading;  and

–     Other non-financial assets.

The Pillar 3 category “Debt securities” includes the following IFRS balances to the extent that they are subject to the credit risk framework:

–     money market instruments, checks and bills and other debt instruments that are included within Other financial assets measured at amortized cost;

–     Financial assets at fair value held for trading, excluding traded loans;

–     Financial assets at fair value not held for trading, excluding loans; and

–     Financial assets measured at fair value through other comprehensive income. p

Credit risk management

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2020.

Annual |

CRA – Credit risk management
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Translation of the business model into the components of the bank’s credit risk profile	Risk management and control	–	Key risks, risk measures and performance by business division and Group Functions	92
		–	Risk categories	93
		–	Credit risk profile of the Group	107
		–	Main sources of credit risk	106
	Consolidated financial statements	–	Note 20d Maximum exposure to credit risk	343
Criteria and approach used for defining credit risk management policy and for setting credit risk limits	Risk management and control	–	Risk governance	95–96
		–	Risk appetite framework	97–100
		–	Risk measurement	103–105
		–	Credit risk – Overview of measurement, monitoring and management techniques	107
Structure and organization of the credit risk management and control function	Risk management and control	–	Risk governance	95–96
Interaction between the credit risk management, risk control, compliance and internal audit functions	Risk management and control	–	Risk governance	95–96
		–	Risk appetite framework	97–100
Scope and content of the reporting on credit risk exposure to the executive management and to the board of directors	Risk management and control	–	Risk governance	95–96
		–	Internal risk reporting	101
		–	Credit risk profile of the Group	107
		–	Risk appetite framework	97–100

p

UBS Group AG consolidated

Credit risk exposure and credit quality of assets

Annual | Amounts shown in the tables below and on the following pages relate to on-balance sheet IFRS carrying amounts as well as off-balance sheet items according to the regulatory scope of consolidation that give rise to credit risk exposure under the Basel III framework. p

Annual |

CRB: Breakdown of exposures by industry[1]
31.12.20
USD million	Banks and central banks	Construc- tion	Electricity, gas, water supply	Financial services	Hotels and restaurants	Manufac- turing[4]	Mining	Private households	Public authorities	Real estate and rentals	Retail and wholesale[5]	Services	Other[6]	Total carrying amount of assets
Loans[2]	172,805	2,901	1,022	76,718	2,144	4,020	566	235,062	2,325	20,239	10,518	29,917	6,085	564,322
Debt securities	14,042	0	251	12,722	0	1	0	2	41,920	0	0	5,112	11	74,059
Off-balance sheet exposures[3]	7,301	1,306	817	14,248	826	11,847	1,545	6,871	1,364	1,186	7,012	10,772	2,766	67,862
Total	194,148	4,207	2,090	103,688	2,970	15,867	2,111	241,934	45,609	21,425	17,530	45,801	8,863	706,243

31.12.19
Loans[2]	118,853	2,839	977	62,562	1,665	3,990	647	209,832	2,447	16,231	7,105	24,501	5,914	457,564
Debt securities	15,188	113	15	9,909	0	0	0	256	33,626	1,208	0	2,452	0	62,766
Off-balance sheet exposures[3]	3,669	1,938	802	12,432	1,053	10,999	1,448	4,276	440	1,347	6,038	5,946	2,389	52,778
Total	137,710	4,890	1,794	84,902	2,719	14,989	2,095	214,363	36,513	18,786	13,143	32,900	8,303	573,108

1 Effective from 31 December 2020, we have aligned the row structure to “CR1: Credit quality of assets.” Prior periods have been restated accordingly.    2 Loan exposure is reported in line with the IFRS definition.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.    4 Includes the chemicals industry.    5 Includes the food and beverages industry.    6 Consists of Transport, storage, communications and other.

p

Annual | The table below provides a breakdown of our credit risk exposures by geographical area. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Breakdown of exposures by geographical area[1]
31.12.20
USD million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total carrying amount of assets
Loans[2]	38,864	5,759	8,570	147,448	296,912	66,769	564,322
Debt securities	13,168	814	397	34,309	4,080	21,291	74,059
Off-balance sheet exposures[3]	4,957	444	3,583	23,839	22,211	12,827	67,862
Total	56,990	7,017	12,550	205,596	323,203	100,887	706,243

31.12.19
Loans[2]	37,083	5,720	5,326	110,447	246,021	52,965	457,564
Debt securities	8,343	834	45	34,858	1,226	17,459	62,766
Off-balance sheet exposures[3]	3,021	457	908	19,090	17,986	11,314	52,778
Total	48,448	7,012	6,280	164,396	265,234	81,739	573,108

1 Effective from 31 December 2020, we have aligned the row structure to “CR1: Credit quality of assets.” Prior periods have been restated accordingly.    2 Loan exposure is reported in line with the IFRS definition.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

Annual | The table below provides a breakdown of our credit risk exposure by residual maturity. Residual maturity is presented based on contract end date and does not include potential early redemption features. p

Annual |

CRB: Breakdown of exposures by residual maturity[1]
31.12.20
USD million	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total carrying amount of assets
Loans[2]	396,329	104,352	63,641	564,322
Debt securities	31,226	22,651	20,181	74,059
Off-balance sheet exposures[3]	29,952	32,686	5,224	67,862
Total	457,508	159,689	89,047	706,243

31.12.19
Loans[2]	313,561	89,838	54,144	457,543
Debt securities	19,848	25,654	17,285	62,787
Off-balance sheet exposures[3]	19,973	25,623	7,181	52,778
Total	353,382	141,114	78,611	573,108

1 Effective from 31 December 2020, we have aligned the row structure to “CR1: Credit quality of assets.” Prior periods have been restated accordingly.    2 Loan exposure is reported in line with the IFRS definition.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

Policies for past-due, non-performing and credit-impaired claims

Annual | In line with the regulatory definition, we report a claim as non-performing when: (i) it is more than 90 days past due; (ii) it is subject to restructuring proceedings, where preferential conditions concerning interest rates, subordination, tenor, etc. have been granted in order to avoid default of the counterparty (forbearance); or (iii) the counterparty is subject to bankruptcy / enforced liquidation proceedings in any form, even if there is sufficient collateral to cover the due payment or there is other evidence that payment obligations will not be fully met without recourse to collateral.

UBS applies a single definition of default for classifying assets and determining the probability of default (PD) of its obligors for risk modeling purposes. The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted at the latest when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for certain exposures in relation to loans to private and commercial clients in Personal & Corporate Banking, and to private clients of Global Wealth Management Region Switzerland. UBS does not consider the general 90-day presumption for default recognition appropriate for those latter portfolios, based on an analysis of the cure rates, which demonstrated that strict application of the 90-day criterion would not accurately reflect the inherent credit risk. Counterparties are also classified as defaulted when: bankruptcy, insolvency proceedings or enforced liquidation have commenced; obligations have been restructured on preferential terms (forbearance); or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If one claim against a counterparty is defaulted on, generally all claims against that counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is classified as defaulted and / or the instrument is identified as purchased or originated credit-impaired (POCI). An instrument is POCI if it has been purchased at a deep discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCI), it is reported as a stage 3 instrument and remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A three-month probation period is applied before a transfer back to stages 1 or 2 can be triggered. However, most instruments remain in stage 3 for a longer period.

The tables on the next page provide a breakdown of impaired exposures by geographical region and industry. The amounts shown are IFRS carrying amounts. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

UBS Group AG consolidated

Annual |

CRB: Credit-impaired exposures by industry
31.12.20
USD million	Credit-impaired exposures, gross (Stage 3)	Allowances for credit-impaired exposures	Credit-impaired exposures net of allowances	Write-offs for the year ended
Banks	1	(1)	0	0
Construction	171	(20)	151	(2)
Electricity, gas, water supply	14	(3)	11
Financial services	515	(133)	382	(59)
Hotels and restaurants	92	(16)	76	(6)
Manufacturing[1]	202	(135)	66	(27)
Mining	44	(17)	27	(142)
Private households	1,431	(148)	1,282	(27)
Public authorities	33	(5)	28	0
Real estate and rentals	214	(55)	159	(15)
Retail and wholesale[2]	532	(185)	347	(53)
Services	251	(48)	203	(6)
Transport, storage, communications and other	278	(58)	220	(8)
Total	3,778	(826)	2,952	(346)

31.12.19
Banks	1	0	1	(2)
Construction	46	(12)	35	(4)
Electricity, gas, water supply	14	0	14	(2)
Financial services	298	(62)	237	(5)
Hotels and restaurants	23	(11)	12	(7)
Manufacturing[1]	249	(103)	146	(30)
Mining	97	(53)	44	(1)
Private households	1,252	(139)	1,113	(21)
Public authorities	34	(5)	29
Real estate and rentals	485	(36)	448	(4)
Retail and wholesale[2]	270	(167)	104	(14)
Services	130	(40)	91	(13)
Transport, storage, communications and other	212	(60)	153	(39)
Total	3,113	(688)	2,425	(142)
1 Includes the chemicals industry. 2 Includes the food and beverages industry.

p

Annual | The table below provides a breakdown of our credit risk exposures by geographical region. The geographical distribution is based on the legal domicile of the counterparty or issuer. p

Annual |

CRB: Credit-impaired exposures by geographical area
31.12.20
USD million	Credit-impaired exposures, gross (Stage 3)	Allowances for credit-impaired exposures	Credit-impaired exposures net of allowances	Write-offs for the year ended
Asia Pacific	241	(88)	153	(1)
Latin America	77	(17)	60	(11)
Middle East and Africa	74	(62)	12	0
North America	1,017	(172)	845	(182)
Switzerland	1,983	(389)	1,594	(79)
Rest of Europe	386	(98)	288	(72)
Total	3,778	(826)	2,952	(346)

31.12.19
Asia Pacific	106	(3)	103	(46)
Latin America	67	(43)	24	(4)
Middle East and Africa	21	(1)	19	(2)
North America	943	(150)	792	(43)
Switzerland	1,573	(361)	1,212	(44)
Rest of Europe	402	(129)	274	(4)
Total	3,113	(688)	2,425	(142)

p

Semi-annual | The CR1 table below provides a breakdown of defaulted and non-defaulted loans, debt securities and off-balance sheet exposures. The table includes a split of expected credit loss (ECL) accounting provisions based on the standardized approach and the internal ratings-based approach.

Increases in net carrying values of Loans and decreases in net carrying values of Debt securities, when compared with 30 June 2020, are explained in the CR3 table of this report. Compared with 30 June 2020, gross carrying value of off-balance sheet exposures increased by USD 3.9 billion to USD 68.1 billion mainly due to increased loan commitments in our Global Wealth Management and Personal & Corporate business divisions primarily reflecting higher business volumes as well as currency effects.

For information about the definitions of default and credit impairment, refer to page 122 of our Annual Report 2020, which is available under ”Annual reporting” at ubs.com/investors.

More information about the net value movements related to Loans and Debt securities shown in the table is provided on page 34 in the “CR3: Credit risk mitigation techniques – overview” table. p

Semi-annual |

CR1: Credit quality of assets
		Gross carrying amounts of:		Allowances / impairments	Of which: ECL accounting provisions for credit losses on SA exposures		Of which: ECL accounting provisions for credit losses on IRB exposures (stage 1, 2, 3)	Net values
USD million		Defaulted exposures[1]	Non-defaulted exposures		Allocated in regulatory category of Specific (stage 3 credit-impaired)	Allocated in regulatory category of General (stage 1 & 2)
31.12.20
1	Loans[2]	3,504	562,025	(1,207)[4]	(115)	(73)	(1,019)	564,322
2	Debt securities		74,059					74,059
3	Off-balance sheet exposures[3]	273	67,794	(205)[4]	(1)	(6)	(197)	67,862
4	Total	3,778	703,878	(1,412)[4]	(116)	(80)	(1,216)	706,243

30.6.20
1	Loans[2]	3,564	516,755	(1,244)[4]	(115)	(75)	(1,054)	519,076
2	Debt securities		81,980					81,980
3	Off-balance sheet exposures[3]	290	63,927	(168)[4]	(1)	(2)	(165)	64,048
4	Total	3,854	662,662	(1,411)[4]	(116)	(77)	(1,218)	665,104

31.12.19
1	Loans[2]	2,981	455,494	(911)[4]	(114)	(68)	(729)	457,564
2	Debt securities		62,766					62,766
3	Off-balance sheet exposures[3]	132	52,725	(78)[4]	(1)	(3)	(75)	52,778
4	Total	3,113	570,986	(989)[4]	(115)	(71)	(804)	573,108

1 Defaulted exposures are in line with credit-impaired exposures (stage 3) under IFRS 9. Refer to Note 20 “Expected credit loss measurement“ of our Annual Report 2020 for more information about IFRS 9.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.    3 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.    4 Expected credit loss allowances and provisions amount to USD 1,468 million as of 31 December 2020, as disclosed in Note 20 of our Annual Report 2020. This Pillar 3 table excludes ECL on revocable off-balance sheet exposures (31 December 2020: USD 50 million; 30 June 2020: USD 65 million; 31 December 2019: USD 35 million), ECL on exposures subject to counterparty credit risk (31 December 2020: USD 5 million; 30 June 2020: USD 6 million; 31 December 2019: USD 5 million) and ECL on irrevocable committed prolongation of loans that do not give rise to additional credit exposures of USD 2 million as of 31 December 2020.

p

UBS Group AG consolidated

Semi-annual | The CR2 table below presents changes in stock of defaulted loans, debt securities and off-balance sheet exposures for the second half of 2020. The total amount of defaulted loans and debt securities was USD 3.8 billion as of 31 December 2020, largely unchanged compared with USD 3.9 billion as of 30 June 2020. p

Semi-annual |

CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD million		For the half year ended 31.12.20[1]	For the half year ended 30.6.20[1]
1	Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year	3,854	3,113
2	Loans and debt securities that have defaulted since the last reporting period	1,180	1,314
3	Returned to non-defaulted status	(993)	(337)
4	Amounts written off	(244)	(103)
5	Other changes	(19)	(133)
6	Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year	3,778	3,854

1 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments, but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.

p

Annual | The table below provides a breakdown of total loan balances where payments have been missed. The decrease in past-due amounts is mainly related to a Non-core and Legacy Portfolio position that has been restructured and is now carried at fair value instead of amortized cost. The amount of past-due mortgage loans was not significant compared with the overall size of the mortgage portfolio. Amounts in the table below are IFRS carrying amounts and include IFRS balance sheet lines Loans and advances to customers and Loans and advances to banks. p

Annual |

CRB: Past due exposures
USD million	31.12.20	31.12.19
1–10 days	245	45
11–30 days	117	178
31–60 days	237	166
61–90 days	44	90
>90 days	1,371	1,635
of which: mortgage loans	709[1]	675[1]
Total	2,014	2,113
1 Total mortgage loans as of 31 December 2020: USD 196,341 million (31 December 2019: 172,853 million).

p

Restructured exposures

Annual | Under imminent payment default, or where default has already occurred, we may grant concessions to borrowers in financial difficulties that we would otherwise not consider in the normal course of our business, such as offering preferential interest rates, extending maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a forbearance measure takes place, each case is considered individually and the exposure is generally classified as defaulted. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed our risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within our usual risk appetite, are not considered to be forborne.

Refer to pages 121–123 of our Annual Report 2020, available under ”Annual reporting“ at ubs.com/investors, for more information about our policies for restructured exposures.

The table below provides more information about restructured exposures as of 31 December 2020. The increase is mainly related to a few large positions in the Investment Bank and Personal & Corporate Banking. p

Annual |

CRB: Breakdown of restructured exposures between credit-impaired and non-credit-impaired
	Credit-impaired		Non-credit-impaired		Total
USD million	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Restructured exposures	1,600	1,152			1,600	1,152

p

Credit risk mitigation

The table below presents an overview of Pillar 3 disclosures provided separately in our Annual Report 2020.

Annual |

CRC – Credit risk mitigation
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Core features of policies and processes for, and an indication of the extent to which the bank makes use of, on- and off-balance sheet netting	Risk management and control	–	Traded products	112–113
	Consolidated financial statements	– – –	Note 10 Derivative instruments Note 22 Offsetting financial assets and financial liabilities Note 1a item 2i Offsetting	320–321 364–365 297
Core features of policies and processes for collateral evaluation and management	Risk management and control	–	Credit risk mitigation	114–115
Information about market or credit risk concentrations under the credit risk mitigation instruments used	Risk management and control	– –	Risk concentrations Credit risk mitigation	105 114–115
	Consolidated financial statements	– – – –

Note 10 Derivative instruments

Note 20d Maximum exposure to credit risk

Note 21i Maximum exposure to credit risk for financial instruments measured at fair value

Note 22 Offsetting financial assets and financial liabilities

320–321 343 362 364–365

p

Additional information about counterparty credit risk mitigation is provided in the “Counterparty credit risk” section of this report.

UBS Group AG consolidated

Semi-annual | The CR3 table below provides a breakdown of loans and debt securities into unsecured and partially or fully secured exposures, with additional information about the security type.

Compared with 30 June 2020, the carrying amount of unsecured loans increased by USD 7.6 billion to USD 192.7 billion, mainly due to an increase in cash and balances with central banks. Unsecured debt securities decreased by USD 7.9 billion to USD 74.1 billion, mainly due to disposals of HQLA (high-quality liquid assets), as well as currency effects.

The carrying amount of partially or fully secured exposures increased by USD 37.6 billion to USD 371.7 billion, mainly as a result of currency effects and an increase in secured loans to customers. p

Semi-annual |

CR3: Credit risk mitigation techniques – overview[1]
					Secured portion of exposures partially or fully secured:
USD million		Exposures fully unsecured: carrying amount	Exposures partially or fully secured: carrying amount	Total: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives

31.12.20
1	Loans[2]	192,664	371,658	564,322	355,364	4,392	12
2	Debt securities	74,059		74,059
3	Total	266,723	371,658	638,381	355,364	4,392	12
4	of which: defaulted	250	2,461	2,711	1,662	218

30.6.20
1	Loans[2]	185,026	334,050	519,076	320,139	3,368	11
2	Debt securities	81,980		81,980
3	Total	267,006	334,050	601,056	320,139	3,368	11
4	of which: defaulted	657	2,089	2,745	1,440	212

31.12.19
1	Loans[2]	138,961	318,603	457,564	307,400	1,125
2	Debt securities	62,766		62,766
3	Total	201,727	318,603	520,330	307,400	1,125
4	of which: defaulted	504	1,823	2,327	1,167	225

1 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    2 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of Loans and Debt securities.

p

Standardized approach – credit risk exposure and credit risk mitigation

Semi-annual | The CR4 table below illustrates the credit risk exposure and effect of credit risk mitigation (CRM) on the calculation of capital requirements under the standardized approach. Compared with 30 June 2020, off-balance sheet exposures before credit conversion factors (CCF) and CRM under the Corporates asset class increased by USD 0.7 billion to USD 15.4 billion, reflecting higher exposures to certain clients in Global Wealth Management and Group Functions. On-balance sheet exposures in the Central governments and central banks asset class decreased by USD 1.8 billion, and on-balance sheet exposures in the Public-sector entities and multi-lateral development banks assets class decreased by USD 1.0 billion, reflecting the move of Group Treasury’s liquidity portfolio under A-IRB. p

Semi-annual |

CR4: Standardized approach – credit risk exposure and credit risk mitigation (CRM) effects[1]
		Exposures before CCF and CRM[2]			Exposures post-CCF and post-CRM			RWA and RWA density
USD million, except where indicated		On-balance sheet amount	Off-balance sheet amount	Total	On-balance sheet amount	Off-balance sheet amount	Total	RWA	RWA density in %

31.12.20
Asset classes
1	Central governments and central banks	8,292		8,292	8,296	123	8,420	876	10.4
2	Banks and securities dealers	5,404	1,162	6,566	5,404	530	5,934	1,327	22.4
3	Public-sector entities and multi-lateral development banks	212	731	943	211	148	359	144	40.1
4	Corporates	8,007	15,371	23,379	7,972	1,815	9,787	7,576	77.4
5	Retail	12,617	4,301	16,917	12,196	248	12,444	8,250	66.3
6	Equity
7	Other assets[3]	14,345		14,345	14,345		14,345	13,391	93.3
8	Total	48,878	21,565	70,443	48,424	2,865	51,289	31,564	61.5

30.6.20
Asset classes
1	Central governments and central banks	10,043		10,043	10,047	1	10,048	913	9.1
2	Banks and securities dealers	5,655	998	6,653	5,654	475	6,129	1,479	24.1
3	Public-sector entities and multi-lateral development banks	1,183	869	2,053	1,181	309	1,490	368	24.7
4	Corporates	6,570	14,643	21,212	6,506	2,068	8,574	6,406	74.7
5	Retail	11,789	3,982	15,771	11,422	116	11,538	7,760	67.3
6	Equity
7	Other assets[3]	14,048	67	14,115	14,048	67	14,115	13,219	93.6
8	Total	49,288	20,559	69,847	48,859	3,035	51,894	30,144	58.1

31.12.19
Asset classes
1	Central governments and central banks	10,687		10,687	10,687		10,687	938	8.8
2	Banks and securities dealers	5,072	928	6,000	5,077	464	5,541	1,316	23.7
3	Public-sector entities and multi-lateral development banks	844	372	1,216	843	77	920	240	26.1
4	Corporates	6,310	8,823	15,133	5,842	649	6,490	4,835	74.5
5	Retail	12,141	4,071	16,212	11,974	100	12,074	7,923	65.6
6	Equity
7	Other assets[3]	14,226		14,226	14,226		14,226	13,135	92.3
8	Total	49,280	14,194	63,474	48,648	1,290	49,939	28,386	56.8

1 Effective from 31 December 2020, we have changed the disclosure in order to disclose the exposures prior to CRM effects in the asset class of the obligor, while the information post CRM is shown in the asset class of the protection provider. Prior periods have been restated accordingly.    2 Exposures in this table represent carrying amounts in accordance with the regulatory scope of consolidation.    3 Includes Non-counterparty-related assets.

p

UBS Group AG consolidated

IRB approach – credit derivatives used as credit risk mitigation

Semi-annual | Where credit derivatives are used as credit risk mitigation, the probability of default (PD) of the obligor is in general substituted with the PD of the hedge provider. In addition, default correlation between the obligor and the hedge provider is taken into account through the double default approach. Refer to the “CCR6: Credit derivatives exposures” table in section 5 of this report for notional and fair value information about credit derivatives used as CRM. p

Semi-annual |

CR7: IRB – effect on RWA of credit derivatives used as CRM techniques[1]
		31.12.20		30.6.20		31.12.19
USD million		Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
1	Central governments and central banks – FIRB
2	Central governments and central banks – AIRB	2,847	2,847	3,343	3,343	2,482	2,482
3	Banks and securities dealers – FIRB
4	Banks and securities dealers – AIRB	5,806	5,806	5,948	5,948	6,102	6,102
5	Public-sector entities, multi-lateral development banks – FIRB
6	Public-sector entities, multi-lateral development banks – AIRB	1,190	1,190	1,041	1,041	844	844
7	Corporates: specialized lending – FIRB
8	Corporates: specialized lending – AIRB	13,569	13,569	11,963	11,963	11,475	11,475
9	Corporates: other lending – FIRB
10	Corporates: other lending – AIRB	37,220	36,855	38,375	38,067	32,087	31,836
11	Retail: mortgage loans	33,439	33,439	30,337	30,337	29,133	29,133
12	Retail exposures: qualifying revolving retail (QRRE)	729	729	661	661	687	687
13	Retail: other	13,847	13,847	11,676	11,676	10,298	10,298
14	Equity positions (PD / LGD approach)
15	Total	108,646	108,281	103,344	103,036	93,108	92,858

1 Effective from 31 December 2020, we have changed the disclosure in order to disclose the CRM effect from purchased credit protection through credit derivatives in the asset class of the protection provider. Prior periods have been restated accordingly.

p

Credit risk under the standardized approach

Annual | The standardized approach is generally applied where using the advanced internal ratings-based (A-IRB) approach is not possible. The standardized approach requires banks to, where possible, use risk assessments prepared by external credit assessment institutions (ECAIs) or export credit agencies to determine the risk weightings applied to rated counterparties. We use three FINMA-recognized ECAIs to determine the risk weights for certain counterparties according to the BCBS-defined asset classes: Standard & Poor’s, Moody’s Investors Service and Fitch Ratings.

The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website. There were no changes in the ECAIs used compared with 31 December 2019.

Debt instruments are risk-weighted in accordance with the specific issue ratings available. If there is no specific issue rating published by an ECAI, the issuer rating is applied to the senior unsecured claims of that issuer subject to the conditions prescribed by FINMA. For the asset classes Retail, Equity and Other assets, we apply the regulatory prescribed risk weights independent of an external credit rating. p

Annual |

CRD: Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
31.12.20
External ratings used
	Asset classes	Moody’s	Standard & Poor’s	Fitch
1	Central governments and central banks	l	l	l
2	Banks and securities dealers	l	l	l
3	Public-sector entities and multi-lateral development banks	l	l	l
4	Corporates	l	l	l

p

UBS Group AG consolidated

Semi-annual | The CR5 table below shows exposures by asset classes and risk weights applied. p

Semi-annual |

CR5: Standardized approach – exposures by asset classes and risk weights
USD million
Risk weight		0%	10%	20%	35%	50%	75%	100%	150%	Others	Total credit exposures amount (post-CCF and post-CRM)

31.12.20
Asset classes
1	Central governments and central banks	7,423		116		56		824			8,420
2	Banks and securities dealers			5,531		363		40			5,934
3	Public-sector entities and multi-lateral development banks	6		208		91		54			359
4	Corporates			1,959		512	1,037[2]	6,275	4		9,787
5	Retail				6,052		1,321	4,929	141		12,444
6	Equity
7	Other assets	954						13,391			14,345
8	Total	8,383		7,815	6,052	1,022	2,359	25,513	145		51,289
9	of which: mortgage loans				6,052		113	604			6,770
10	of which: past due[1]							214			214

30.6.20
Asset classes
1	Central governments and central banks	8,934		207		71		836			10,048
2	Banks and securities dealers			5,319		784		26			6,129
3	Public-sector entities and multi-lateral development banks	149		1,128		143		70			1,490
4	Corporates			2,088		125	1,219[2]	5,130	12		8,574
5	Retail				5,433		1,331	4,600	173		11,538
6	Equity
7	Other assets	894						13,221			14,115
8	Total	9,977		8,743	5,433	1,124	2,550	23,883	186		51,894
9	of which: mortgage loans				5,433		84	655			6,171
10	of which: past due[1]							274			274

31.12.19
Asset classes
1	Central governments and central banks	9,540		225		58		864			10,687
2	Banks and securities dealers			4,863		673		5			5,541
3	Public-sector entities and multi-lateral development banks	398		256		155		110			920
4	Corporates			1,831		137	172[2]	4,348	2		6,491
5	Retail				5,846		1,622	4,496	109		12,074
6	Equity
7	Other assets	1,091						13,135			14,226
8	Total	11,030		7,175	5,846	1,023	1,794	22,959	112		49,939
9	of which: mortgage loans				5,846		99	521			6,466
10	of which: past due[1]							242			242
1 Includes mortgage loans. 2 Relates to structured margin lending exposures based on the methodology agreed with FINMA.

p

Credit risk under internal ratings-based approaches

Annual | Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval. The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2020. p

Annual |

CRE – Internal ratings-based models
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Internal model development, controls and changes	Risk management and control	–	Risk measurement	103–105
		–	Credit risk models	115–121
		–	Key features of our main credit risk models	116
		– –	Risk governance Model risk management	95–96 102
Relationships between risk management and internal audit and independent review of IRB models	Risk management and control	–	Risk governance	95–96
		–	Risk measurement	103–105
Scope and content of the reporting related to credit risk models	Risk management and control	–	Risk measurement	103–105
		–	Credit risk – Overview of measurement, monitoring and management techniques	107
		–	Credit risk models	115–121
Supervisor approval of applied approaches	Risk management and control	–	Risk measurement	103–105
		–	Changes to models and model parameters during the period	121
		–	Stress testing	103–104
		– –	Key features of our main credit risk models Model risk management	116 102
Number of key models used by portfolio and the main differences between models	Risk management and control	–	Credit risk models	115–121
Description of the main characteristics of approved models	Risk management and control	–	Credit risk models	115–121

p

Annual | Semi-annual | The CR6 table on the following pages provides information about credit risk exposures under the A-IRB approach, including a breakdown of the main parameters used in A-IRB models to calculate the capital requirements, presented by portfolio and PD range across FINMA-defined asset classes. Effective from 31 December 2020, we have changed the disclosure to reflect that the information prior to CRM effects is shown in the asset class of the obligor, while the information post CRM is disclosed in the asset class of the protection provider. Prior periods have been restated accordingly.

Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the PD, LGD, EAD and other parameters, subject to FINMA approval. p

Compared with 30 June 2020, exposures before the application of credit conversion factors (CCFs) increased by USD 68 billion to USD 988 billion across various asset classes, resulting in an overall RWA increase of USD 5 billion.

In the Retail: other retail asset class, total exposures pre-CCF increased by USD 46 billion to USD 439 billion and RWA increased by USD 2 billion to USD 14 billion, mainly reflecting increases in drawn and unutilized Lombard facilities in Global Wealth Management.

In the Retail: residential mortgages asset class, total exposures pre-CCF increased by USD 12 billion to USD 169 billion and RWA increased by USD 3 billion to USD 33 billion, primarily due to currency effects and the recalibration of risk parameters for real estate portfolios in Global Wealth Management and Personal & Corporate Banking.

In the Corporates: specialized lending asset class, total exposures pre-CCF increased by USD 3 billion to USD 34 billion and RWA increased by USD 2 billion to USD 14 billion, primarily due to the depreciation of the US dollar against the Swiss franc in Personal & Corporate Banking.

In the Corporates: other lending asset class, total exposures pre-CCF increased by USD 5 billion to USD 108 billion, primarily driven by increased loan commitments in the Investment Bank as well as currency effects in Personal & Corporate Banking. RWA decreased by USD 1 billion to USD 37 billion, mainly driven by asset quality changes resulting in lower RWA density.

Information about credit risk RWA for the third quarter of 2020, including details regarding movements in RWA, is provided on pages 8–10 of our 30 September 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors. Further details about the movement of credit risk exposures under the A-IRB approach for the fourth quarter of 2020 are available in our CR8 disclosure on page 49 of this report. p

UBS Group AG consolidated

Semi-annual |

CR6: IRB – Credit risk exposures by portfolio and PD range[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Central governments and central banks as of 31.12.20
0.00 to <0.15	198,605	1	198,606	13.1	203,051	0.0	<0.1	30.6	1.1	2,792	1.4	4
0.15 to <0.25	2	100	102	55.0	2	0.2	<0.1	10.0	1.0	0	6.4	0
0.25 to <0.50	0		0		0	0.3	<0.1	55.0	1.0	0	54.2	0
0.50 to <0.75	5		5		3	0.7	<0.1	96.5	1.0	4	141.2	0
0.75 to <2.50	1	0	1	9.7	3	1.2	<0.1	22.3	4.4	2	62.5	0
2.50 to <10.00	33	219	253	53.7	28	3.6	<0.1	52.5	1.1	40	145.9	1
10.00 to <100.00	0		0		0	13.2	<0.1	48.9	1.0	0	226.0	0
100.00 (default)	92	6	98	55.0	7	100.0	<0.1	39.8[5]	4.2	7	106.0	5
Subtotal	198,738	327	199,065	54.0	203,094	0.0	0.1	30.6	1.1	2,847	1.4	10	6

Central governments and central banks as of 30.6.20
0.00 to <0.15	194,454	1	194,455	13.3	198,965	0.0	0.1	31.5	1.1	3,334	1.7	8
0.15 to <0.25	0		0		0	0.2	<0.1	63.1	1.0	0	39.9	0
0.25 to <0.50	0		0		0	0.3	<0.1	45.0	1.0	0	44.4	0
0.50 to <0.75	6		6		3	0.7	<0.1	52.9	1.1	3	78.0	0
0.75 to <2.50	0	4	5	50.0	4	1.8	<0.1	30.4	2.6	3	75.5	0
2.50 to <10.00	6	172	178	55.0	2	2.7	<0.1	29.0	2.6	2	75.6	0
10.00 to <100.00	0	0	0	10.4	0	13.0	<0.1	45.0	1.0	0	207.0	0
100.00 (default)	87	9	96	55.0	1	100.0	<0.1	65.1[5]	3.5	2	106.0	11
Subtotal	194,553	187	194,740	54.7	198,976	0.0	0.1	31.5	1.1	3,343	1.7	19	12

Central governments and central banks as of 31.12.19
0.00 to <0.15	137,739	2	137,741	25.1	138,852	0.0	0.1	30.4	1.0	2,455	1.8	3
0.15 to <0.25	0		0		0	0.2	<0.1	65.8	1.0	0	41.8	0
0.25 to <0.50	0		0		0	0.3	<0.1	45.0	1.0	0	44.4	0
0.50 to <0.75	7		7		4	0.7	<0.1	53.1	1.1	3	77.7	0
0.75 to <2.50	2	0	2	55.0	1	1.4	<0.1	39.4	2.5	1	111.6	0
2.50 to <10.00	5	1	5	76.1	1	2.7	<0.1	10.2	4.4	0	33.0	0
10.00 to <100.00	0	0	0	9.7	0	13.0	<0.1	45.0	1.0	0	206.7	0
100.00 (default)	59	36	95	55.0	22	100.0	<0.1	21.8[5]	4.3	23	106.0	11
Subtotal	137,812	38	137,851	54.3	138,880	0.0	0.1	30.4	1.0	2,482	1.8	14	11

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Banks and securities dealers as of 31.12.20
0.00 to <0.15	10,177	1,171	11,348	54.0	11,541	0.0	0.5	40.7	1.0	1,880	16.3	5
0.15 to <0.25	1,001	333	1,334	39.7	969	0.2	0.3	52.3	1.7	531	54.8	1
0.25 to <0.50	601	418	1,019	48.2	588	0.4	0.2	59.8	1.0	470	79.9	1
0.50 to <0.75	186	303	489	45.0	305	0.7	0.1	63.1	1.1	354	116.2	2
0.75 to <2.50	931	472	1,403	43.9	1,145	1.7	0.2	58.8	1.2	1,598	139.5	12
2.50 to <10.00	422	412	835	43.2	385	4.6	0.2	67.0	1.1	925	240.4	12
10.00 to <100.00	31	116	147	51.6	15	10.8	<0.1	63.9	1.0	48	319.5	1
100.00 (default)
Subtotal	13,348	3,225	16,574	48.0	14,948	0.3	1.5	44.8	1.1	5,806	38.8	33	20

Banks and securities dealers as of 30.6.20
0.00 to <0.15	12,658	1,095	13,753	55.1	13,295	0.0	0.5	39.6	1.1	2,050	15.4	3
0.15 to <0.25	1,387	340	1,728	37.3	1,321	0.2	0.3	53.0	1.2	652	49.4	2
0.25 to <0.50	451	317	768	49.5	517	0.4	0.2	61.8	1.1	433	83.8	1
0.50 to <0.75	226	195	421	40.4	303	0.7	0.1	55.3	1.1	307	101.3	1
0.75 to <2.50	960	405	1,365	45.5	1,058	1.4	0.2	53.4	1.2	1,295	122.4	8
2.50 to <10.00	431	2,442	2,873	45.9	1,262	3.3	0.2	27.4	1.0	1,190	94.3	14
10.00 to <100.00	2	15	16	31.9	7	12.9	<0.1	52.8	1.7	21	303.6	3
100.00 (default)
Subtotal	16,116	4,808	20,924	47.3	17,763	0.4	1.5	41.5	1.1	5,948	33.5	33	15

Banks and securities dealers as of 31.12.19
0.00 to <0.15	12,204	863	13,067	52.0	12,591	0.0	0.5	39.0	1.0	1,877	14.9	3
0.15 to <0.25	686	1,885	2,571	90.1	2,304	0.2	0.3	50.4	2.1	1,335	58.0	2
0.25 to <0.50	655	370	1,025	49.9	815	0.4	0.2	47.4	1.5	532	65.3	1
0.50 to <0.75	467	282	749	44.0	577	0.6	0.1	45.3	1.0	478	82.8	2
0.75 to <2.50	823	392	1,216	45.5	922	1.4	0.2	46.3	1.3	1,013	109.8	6
2.50 to <10.00	290	490	780	45.8	377	3.6	0.2	64.4	1.1	810	214.7	9
10.00 to <100.00	44	9	53	29.2	27	14.2	<0.1	38.2	1.2	57	212.6	5
100.00 (default)
Subtotal	15,169	4,292	19,461	66.7	17,614	0.3	1.5	42.0	1.2	6,102	34.6	28	11

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Public-sector entities and multi-lateral development banks as of 31.12.20
0.00 to <0.15	9,792	1,293	11,085	17.8	10,059	0.0	0.3	38.6	1.1	819	8.1	1
0.15 to <0.25	923	372	1,296	19.3	993	0.2	0.2	18.3	1.7	140	14.1	0
0.25 to <0.50	649	356	1,005	23.8	737	0.3	0.2	23.9	2.5	202	27.4	1
0.50 to <0.75	40	27	67	22.2	45	0.6	<0.1	30.8	2.8	22	49.4	0
0.75 to <2.50	1	0	1	81.4	2	1.0	<0.1	17.2	2.6	1	33.7	0
2.50 to <10.00	68	0	68	9.7	1	2.9	<0.1	17.1	5.0	1	49.9	0
10.00 to <100.00
100.00 (default)	5		5		5	100.0	<0.1	0.2[5]	1.0	5	106.0
Subtotal	11,478	2,048	13,526	19.2	11,841	0.1	0.7	35.9	1.2	1,190	10.0	2	0

Public-sector entities and multi-lateral development banks as of 30.6.20
0.00 to <0.15	8,865	1,233	10,098	17.6	9,112	0.0	0.3	37.2	1.1	741	8.1	1
0.15 to <0.25	272	288	561	11.5	304	0.2	0.2	31.2	2.6	79	26.1	0
0.25 to <0.50	626	324	950	29.4	704	0.3	0.2	25.0	2.5	195	27.7	1
0.50 to <0.75	39	23	63	25.0	44	0.6	<0.1	29.9	2.8	21	48.7	0
0.75 to <2.50	1	0	1	96.4	1	1.0	<0.1	12.0	1.2	0	16.9	0
2.50 to <10.00	60	6	66	54.7	1	2.9	<0.1	9.1	5.0	0	26.6	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.0[5]	1.0	4	106.0
Subtotal	9,868	1,875	11,743	18.9	10,169	0.1	0.7	36.1	1.2	1,041	10.2	2	0

Public-sector entities and multi-lateral development banks as of 31.12.19
0.00 to <0.15	6,826	753	7,578	12.8	6,951	0.0	0.3	35.3	1.1	543	7.8	1
0.15 to <0.25	277	239	517	11.8	305	0.2	0.2	30.7	2.7	82	26.9	0
0.25 to <0.50	618	407	1,025	25.7	713	0.3	0.2	25.3	2.5	198	27.8	1
0.50 to <0.75	33	7	40	10.0	34	0.6	<0.1	28.7	2.7	16	47.3	0
0.75 to <2.50	1	0	1	97.9	1	1.0	<0.1	13.4	1.2	0	18.9	0
2.50 to <10.00	60	6	66	54.7	4	2.9	<0.1	6.0	5.0	1	17.6	0
10.00 to <100.00
100.00 (default)	4		4		4	100.0	<0.1	0.0[5]	1.0	4	106.0	0
Subtotal	7,819	1,412	9,231	16.5	8,012	0.1	0.8	34.2	1.3	844	10.5	2	1

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Corporates: specialized lending as of 31.12.20
0.00 to <0.15	3,082	684	3,767	71.9	3,372	0.1	0.5	13.8	2.0	229	6.8	0
0.15 to <0.25	2,023	452	2,475	65.1	2,317	0.2	0.3	14.2	2.0	304	13.1	1
0.25 to <0.50	5,025	2,361	7,386	34.8	5,745	0.4	0.6	24.8	1.8	1,954	34.0	5
0.50 to <0.75	4,286	2,892	7,177	32.8	5,147	0.6	0.6	27.0	1.7	2,450	47.6	9
0.75 to <2.50	8,141	2,715	10,856	39.3	9,189	1.4	1.4	29.2	1.8	6,275	68.3	38
2.50 to <10.00	1,660	398	2,059	61.3	1,904	3.4	0.3	35.8	2.0	2,172	114.1	23
10.00 to <100.00	18		18		18	22.0	<0.1	33.0	5.0	72	398.0	1
100.00 (default)	209	8	218	75.0	106	100.0	<0.1	50.2[5]	2.4	113	106.0	108
Subtotal	24,443	9,512	33,955	40.7	27,799	1.3	3.7	25.3	1.8	13,569	48.8	186	125

Corporates: specialized lending as of 30.6.20
0.00 to <0.15	2,452	480	2,932	73.3	2,803	0.1	0.5	13.9	2.0	199	7.1	0
0.15 to <0.25	1,802	378	2,180	68.0	2,059	0.2	0.3	15.4	2.1	309	15.0	1
0.25 to <0.50	4,408	2,021	6,429	36.5	5,045	0.4	0.6	28.0	1.8	1,622	32.2	5
0.50 to <0.75	4,650	3,518	8,168	27.4	5,506	0.6	0.6	31.7	1.6	2,677	48.6	11
0.75 to <2.50	7,280	2,351	9,631	37.4	8,126	1.4	1.4	31.0	1.7	5,439	66.9	36
2.50 to <10.00	1,403	330	1,733	58.1	1,593	3.4	0.3	35.6	1.5	1,631	102.4	20
10.00 to <100.00	4	0	4	100.0	4	11.0	<0.1	60.0	1.0	9	258.2	0
100.00 (default)	167	7	174	68.1	72	100.0	0.1	57.6[5]	3.0	76	106.0	100
Subtotal	22,165	9,086	31,252	37.3	25,207	1.2	3.8	27.8	1.8	11,963	47.5	174	115

Corporates: specialized lending as of 31.12.19
0.00 to <0.15	1,948	420	2,368	77.3	2,271	0.1	0.4	14.9	2.1	174	7.6	0
0.15 to <0.25	1,501	524	2,024	60.7	1,819	0.2	0.3	15.9	2.0	265	14.6	1
0.25 to <0.50	3,838	2,190	6,029	32.8	4,464	0.4	0.6	27.3	2.0	1,436	32.2	4
0.50 to <0.75	4,187	3,459	7,647	32.1	5,141	0.6	0.6	31.8	1.5	2,470	48.0	10
0.75 to <2.50	7,339	2,377	9,716	36.8	8,206	1.4	1.4	31.7	1.7	5,550	67.6	37
2.50 to <10.00	1,163	296	1,460	61.1	1,343	3.5	0.3	39.2	1.5	1,507	112.2	19
10.00 to <100.00	0		0		0	12.0	<0.1	65.0	1.0	0	289.5	0
100.00 (default)	167	2	168	75.9	70	100.0	0.1	58.3[5]	3.1	74	106.0	98
Subtotal	20,143	9,268	29,411	38.1	23,313	1.2	3.8	28.5	1.8	11,475	49.2	169	112

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Corporates: other lending as of 31.12.20
0.00 to <0.15	18,411	20,390	38,801	34.3	22,251	0.1	4.7	33.0	1.5	4,486	20.2	4
0.15 to <0.25	6,697	6,593	13,290	35.3	8,393	0.2	1.7	36.4	2.2	3,287	39.2	5
0.25 to <0.50	4,536	4,490	9,026	38.5	5,311	0.4	2.7	33.2	2.2	2,620	49.3	6
0.50 to <0.75	4,370	3,403	7,773	38.1	5,489	0.6	2.4	31.3	1.9	3,122	56.9	11
0.75 to <2.50	11,515	8,534	20,049	44.4	13,078	1.4	10.8	30.1	2.1	9,441	72.2	57
2.50 to <10.00	4,995	11,609	16,605	39.6	8,392	4.4	4.7	32.5	2.1	11,715	139.6	120
10.00 to <100.00	319	443	762	57.3	470	14.8	0.3	29.1	2.0	1,040	221.1	20
100.00 (default)	1,576	358	1,934	53.2	1,079	100.0	0.6	31.6[5]	3.0	1,144	106.0	487
Subtotal	52,420	55,821	108,241	37.9	64,463	2.8	28.0	32.6	1.9	36,855	57.2	712	862

Corporates: other lending as of 30.6.20
0.00 to <0.15	16,445	19,874	36,319	33.7	19,690	0.0	3.8	34.5	1.6	4,010	20.4	3
0.15 to <0.25	6,486	7,623	14,110	35.0	8,592	0.2	1.7	36.6	2.4	3,498	40.7	5
0.25 to <0.50	4,007	4,743	8,750	36.6	5,307	0.4	2.5	34.9	2.2	2,715	51.2	7
0.50 to <0.75	4,149	2,950	7,099	42.8	5,218	0.6	2.4	32.5	1.9	3,246	62.2	11
0.75 to <2.50	10,787	8,165	18,953	44.6	12,530	1.4	11.2	30.9	2.2	9,466	75.5	54
2.50 to <10.00	6,431	8,503	14,934	39.3	8,936	4.4	4.8	33.0	2.2	13,102	146.6	127
10.00 to <100.00	368	491	859	57.0	530	15.2	0.1	26.7	2.2	951	179.5	18
100.00 (default)	1,538	380	1,919	51.6	1,017	100.0	0.7	32.7[5]	2.7	1,078	106.0	486
Subtotal	50,211	52,730	102,941	37.6	61,820	2.8	27.3	33.6	2.0	38,067	61.6	711	878

Corporates: other lending as of 31.12.19
0.00 to <0.15	13,726	18,836	32,562	34.3	16,701	0.0	3.4	37.3	1.8	3,682	22.0	9
0.15 to <0.25	3,969	5,443	9,412	36.9	5,489	0.2	1.6	32.5	2.4	2,016	36.7	3
0.25 to <0.50	4,101	3,994	8,095	35.1	5,233	0.4	2.5	33.6	2.0	2,715	51.9	6
0.50 to <0.75	3,030	2,509	5,539	41.4	4,060	0.6	2.4	32.9	1.8	2,207	54.4	8
0.75 to <2.50	9,263	8,543	17,805	38.3	12,372	1.4	11.1	30.8	2.1	9,329	75.4	52
2.50 to <10.00	4,519	8,690	13,209	40.0	7,399	4.1	4.9	32.1	2.4	10,543	142.5	100
10.00 to <100.00	351	460	811	60.1	487	17.6	0.1	13.6	1.8	506	103.9	11
100.00 (default)	1,253	178	1,432	48.2	790	100.0	0.7	33.1[5]	2.7	838	106.0	385
Subtotal	40,212	48,653	88,866	37.0	52,533	2.7	26.6	33.5	2.0	31,836	60.6	575	554

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Retail: residential mortgages as of 31.12.20
0.00 to <0.15	74,826	1,790	76,616	67.1	75,989	0.1	136.1	18.3		3,041	4.0	12
0.15 to <0.25	18,179	477	18,656	71.2	18,522	0.2	22.3	25.2		1,702	9.2	9
0.25 to <0.50	24,542	750	25,292	73.9	25,097	0.4	28.7	26.8		3,956	15.8	24
0.50 to <0.75	14,554	652	15,206	73.0	15,034	0.6	13.8	29.2		3,952	26.3	28
0.75 to <2.50	21,785	1,838	23,623	73.3	23,132	1.3	26.3	32.4		11,402	49.3	100
2.50 to <10.00	7,174	548	7,722	78.5	7,612	4.5	8.5	30.9		7,098	93.2	103
10.00 to <100.00	982	59	1,041	70.5	1,025	15.2	0.9	31.7		1,525	148.9	49
100.00 (default)	746	3	749	59.8	721	100.0	1.0	3.7[5]		764	106.0	27
Subtotal	162,788	6,117	168,906	71.8	167,131	1.1	237.6	23.9		33,439	20.0	352	177

Retail: residential mortgages as of 30.6.20
0.00 to <0.15	66,295	1,707	68,002	58.3	67,295	0.1	129.6	18.6		2,806	4.2	11
0.15 to <0.25	15,046	375	15,421	71.2	15,314	0.2	22.0	21.7		1,364	8.9	6
0.25 to <0.50	22,360	633	22,992	76.5	22,849	0.4	29.1	22.8		3,349	14.7	18
0.50 to <0.75	14,570	458	15,028	79.4	14,934	0.6	16.0	23.6		3,431	23.0	22
0.75 to <2.50	22,773	1,598	24,371	76.6	23,998	1.3	28.5	27.5		10,495	43.7	89
2.50 to <10.00	8,756	432	9,187	74.8	9,086	4.3	10.5	23.9		6,812	75.0	93
10.00 to <100.00	1,081	38	1,120	87.3	1,115	15.3	1.2	22.3		1,359	121.9	38
100.00 (default)	701	6	707	64.4	679	100.0	1.0	3.6[5]		720	106.0	26
Subtotal	151,582	5,247	156,829	70.4	155,269	1.2	237.8	21.7		30,337	19.5	304	156

Retail: residential mortgages as of 31.12.19
0.00 to <0.15	64,016	1,427	65,443	60.5	64,883	0.1	129.2	18.5		2,692	4.1	10
0.15 to <0.25	14,088	290	14,377	75.6	14,312	0.2	21.0	22.5		1,324	9.3	6
0.25 to <0.50	21,277	505	21,782	81.3	21,688	0.3	28.4	23.3		3,238	14.9	18
0.50 to <0.75	14,120	363	14,482	87.7	14,439	0.6	16.2	24.0		3,377	23.4	22
0.75 to <2.50	22,448	1,358	23,806	80.0	23,536	1.3	28.5	26.7		10,025	42.6	85
2.50 to <10.00	8,409	318	8,727	82.5	8,678	4.4	10.8	23.5		6,479	74.7	90
10.00 to <100.00	980	26	1,007	94.9	1,006	15.8	1.2	22.6		1,245	123.8	35
100.00 (default)	735	2	737	67.1	711	100.0	1.1	3.5[5]		754	106.0	26
Subtotal	146,073	4,289	150,362	74.3	149,255	1.2	236.3	21.7		29,133	19.5	292	110

UBS Group AG consolidated

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.20[4]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	66	462	528		91	1.7	29.1	47.0		97	106.6	1
2.50 to <10.00	1,245	6,425	7,670		1,723	2.7	901.7	42.0		606	35.2	19
10.00 to <100.00
100.00 (default)	40		40		24	100.0	23.0	40.0[5]		25	106.0	16
Subtotal	1,350	6,888	8,238		1,838	3.9	953.8	42.2		729	39.6	35	31

Retail: qualifying revolving retail exposures (QRRE) as of 30.6.20[4]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	53	430	483		74	1.7	28.8	47.0		88	119.1	1
2.50 to <10.00	1,130	5,961	7,091		1,565	2.7	936.6	42.0		550	35.2	17
10.00 to <100.00
100.00 (default)	37		37		22	100.0	25.5	40.0[5]		23	106.0	15
Subtotal	1,220	6,391	7,611		1,660	3.9	990.9	42.2		661	39.8	32	28

Retail: qualifying revolving retail exposures (QRRE) as of 31.12.19[4]
0.00 to <0.15
0.15 to <0.25
0.25 to <0.50
0.50 to <0.75
0.75 to <2.50	107	373	480		148	1.7	36.3	47.0		41	28.0	1
2.50 to <10.00	1,282	5,632	6,915		1,776	2.7	947.4	42.0		625	35.2	19
10.00 to <100.00
100.00 (default)	33		33		20	100.0	24.4	40.0[5]		21	106.0	13
Subtotal	1,422	6,006	7,428		1,944	3.6	1,008.2	42.4		687	35.3	34	28

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
USD million, except where indicated	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF[2]	Total exposures pre-CCF	Average CCF in %	EAD post-CCF and post-CRM[2]	Average PD in %	Number of obligors (in thousands)[2]	Average LGD in %	Average maturity in years	RWA	RWA density in %	EL	Provisions[3]

Retail: other retail as of 31.12.20
0.00 to <0.15	120,619	269,626	390,245	18.5	170,442	0.0	343.2	31.0		7,337	4.3	23
0.15 to <0.25	3,940	6,764	10,704	19.0	5,221	0.2	7.2	27.7		556	10.7	2
0.25 to <0.50	5,109	7,635	12,744	18.8	6,541	0.4	8.4	31.7		1,281	19.6	7
0.50 to <0.75	3,855	6,451	10,306	20.2	5,160	0.6	8.8	27.8		1,240	24.0	9
0.75 to <2.50	4,522	8,480	13,002	21.5	6,352	1.1	47.8	31.3		2,276	35.8	23
2.50 to <10.00	884	897	1,781	18.7	1,143	4.8	3.4	52.0		1,004	87.8	35
10.00 to <100.00	128	90	218	20.1	146	18.4	0.9	28.2		93	63.6	8
100.00 (default)	77	28	105	27.9	56	100.0	<0.1	28.0[5]		60	106.0	28
Subtotal	139,134	299,971	439,105	18.7	195,062	0.2	419.6	31.0		13,847	7.1	135	43

Retail: other retail as of 30.6.20
0.00 to <0.15	106,954	239,003	345,957	18.4	150,814	0.0	172.7	29.9		6,069	4.0	19
0.15 to <0.25	2,310	6,556	8,866	17.9	3,481	0.2	4.8	26.6		355	10.2	2
0.25 to <0.50	3,122	6,703	9,825	19.0	4,396	0.4	6.4	28.7		779	17.7	4
0.50 to <0.75	2,573	10,748	13,321	17.7	4,478	0.6	6.7	28.4		1,292	28.9	9
0.75 to <2.50	3,923	9,452	13,375	20.6	5,874	1.1	41.7	29.6		2,006	34.2	20
2.50 to <10.00	703	805	1,507	19.3	939	5.0	1.6	56.2		894	95.2	31
10.00 to <100.00	83	62	145	23.6	98	20.7	0.6	25.5		59	60.6	5
100.00 (default)	215	21	235	0.1	209	100.0	<0.1	15.0[5]		222	106.0	18
Subtotal	119,882	273,349	393,231	18.4	170,290	0.3	234.6	29.9		11,676	6.9	108	58

Retail: other retail as of 31.12.19
0.00 to <0.15	108,053	246,984	355,038	18.5	153,741	0.0	201.8	31.7		6,535	4.3	20
0.15 to <0.25	1,977	3,610	5,587	18.9	2,660	0.2	4.5	29.7		304	11.4	1
0.25 to <0.50	1,405	2,235	3,640	18.2	1,811	0.4	2.2	34.4		385	21.3	2
0.50 to <0.75	837	1,193	2,031	18.4	1,056	0.6	1.7	33.1		315	29.9	2
0.75 to <2.50	2,792	7,052	9,844	15.0	3,846	1.1	42.5	35.4		1,568	40.8	14
2.50 to <10.00	783	768	1,551	16.1	980	5.6	1.4	64.5		1,073	109.5	41
10.00 to <100.00	166	26	192	31.9	175	15.4	0.7	30.8		115	65.7	9
100.00 (default)	4	7	11	2.3	4	100.0	<0.1	42.5[5]		4	106.0	5
Subtotal	116,018	261,876	377,894	18.4	164,273	0.1	254.9	31.9		10,298	6.3	95	9

Total 31.12.20	603,700	383,909	987,609	22.8	686,177	0.6	1,645.1	29.5	1.3[6]	108,281	15.8	1,466	1,264
Total 30.6.20	565,598	353,672	919,270	22.6	641,155	0.7	1,496.8	29.1	1.3[6]	103,036	16.1	1,381	1,262
Total 31.12.19	484,669	335,834	820,503	22.7	555,823	0.7	1,532.1	29.2	1.3[6]	92,858	16.7	1,208	836

1 Effective from 31 December 2020, we have changed the disclosure in order to reflect that the information prior to CRM effects is shown in the asset class of the obligor, while the information post-CRM is disclosed in the asset class of the protection provider. Prior periods have been restated accordingly.    2 Comparative figures for off-balance sheet exposures, as well as EAD post-CCF and post-CRM, have been adjusted to include uncommitted and fully unutilized Lombard loan limits. The numbers of obligors reflect uncommitted and fully unutilized Lombard loan limits from 31 December 2020 onward.    3 In line with the BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class.    4 For the calculation of the “EAD post-CCF and post-CRM” column, a balance factor approach is used instead of a CCF approach. The EAD is calculated by multiplying the on-balance sheet exposure with a fixed factor of 1.4.    5 Average LGD for defaulted exposures disclosed in the table are not used to calculate RWA. The disclosed number is derived using ECL accounting provisions (stage 3) divided by total exposures pre-CCF.    6 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

UBS Group AG consolidated

Credit risk risk-weighted assets under the A-IRB approach

This sub-section provides disclosures on the quarterly credit risk RWA development for the credit risk measured under the A-IRB approach. The table below provides definitions applied in the CR8 table on the following page.

Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7

The references in the table below refer to the line numbers provided in the movement tables on the next page and page 67 of this report.

Reference	Description	Definition
2	Asset size	Movements arising in the ordinary course of business, such as new transactions, sales and write-offs.
3	Asset quality / Credit quality of counterparties	Movements resulting from changes in the underlying credit quality of counterparties. These are caused by changes to risk parameters, e.g., counterparty ratings, LGD estimates or credit hedges.
4	Model updates

Movements arising from the implementation of new models and from parameter changes to existing models. The RWA effect of model updates is estimated based on the portfolio at the time of the implementation of the change.

5	Methodology and policy

Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions to existing regulations, new regulations and add-ons mandated by the regulator. The effect of methodology and policy changes on RWA is estimated based on the portfolio at the time of the implementation of the change.

6	Acquisitions and disposals

Movements as a result of disposal or acquisition of business operations, quantified based on the credit risk exposures as of the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under Asset size.

7	Foreign exchange movements	Movements as a result of exchange rate changes of the transaction currencies against the US dollar.
8	Other	Movements due to changes that cannot be attributed to any other category.

Development in the fourth quarter of 2020

Quarterly | Credit risk RWA under the A-IRB approach increased by USD 3.3 billion to USD 108.3 billion during the fourth quarter of 2020.

The RWA increase from asset size movements of USD 1.2 billion was predominantly driven by increases from loans and loan commitments in Global Wealth Management as well as higher nostro account balances in Group Functions. These increases were partly offset by a decrease from loans in the Investment Bank.

The RWA from asset quality decreased by USD 0.9 billion, mainly driven by rating changes to credit defaults during the fourth quarter of 2020 in the Investment Bank. Model updates of USD 0.5 billion were mainly driven by the recalibration of risk parameters for real estate portfolios in Global Wealth Management. The RWA from foreign exchange movements increased by USD 2.6 billion, due to the depreciation of the US dollar. p

Quarterly |

CR8: RWA flow statements of credit risk exposures under IRB
USD million		For the quarter ended 31.12.20	For the quarter ended 30.9.20	For the quarter ended 30.6.20	For the quarter ended 31.3.20
1	RWA as of the beginning of the quarter	104,942	103,036	100,076	92,858
2	Asset size	1,171	(1,059)	536	7,543
3	Asset quality	(923)	676	863	(241)
4	Model updates	492	583	870
5	Methodology and policy				60
5a	of which: regulatory add-ons				60
6	Acquisitions and disposals
7	Foreign exchange movements	2,599	1,930	1,098	(144)
8	Other		(224)	(407)
9	RWA as of the end of the quarter	108,281	104,942	103,036	100,076

p

UBS Group AG consolidated

Backtesting

Annual | More information about backtesting of credit models is provided on pages 120–121 of our Annual Report 2020.  p

Annual |

CR9: IRB – Backtesting of probability of default (PD) per portfolio[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Central governments and central banks as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	< 0.1	< 0.1	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	< 0.1	< 0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.4	< 0.1	< 0.1	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.7	0.6	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.5	1.3	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.7	4.2	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C	13.0	15.7	< 0.1	< 0.1	0	0	0.0
Subtotal				0.1	1.7	< 0.1	< 0.1	0	0	0.0

Central governments and central banks as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	< 0.1	< 0.1	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	< 0.1	< 0.1	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	< 0.1	< 0.1	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.7	0.7	< 0.1	< 0.1	0	0	0.0
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	2.0	1.4	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.6	3.3	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C	13.9	13.0	< 0.1	< 0.1	0	0	0.0
Subtotal				0.1	1.4	< 0.1	< 0.1	0	0	0.0

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Banks and securities dealers as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.5	0.5	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.7	1.4	0.2	0.2	0	0	0.2
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.6	3.1	0.2	0.2	0	0	0.3
10.00 to <100.00	Caa to C	CCC to C	CCC to C	14.2	22.0	< 0.1	< 0.1	0	0	1.0
Subtotal				0.3	0.7	1.4	1.4	0	0	0.1

Banks and securities dealers as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.5	0.5	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.7	1.4	0.2	0.2	0	0	0.2
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.7	3.1	0.2	0.2	0	0	0.3
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.9	16.0	< 0.1	< 0.1	0	0	1.1
Subtotal				0.4	0.7	1.4	1.4	0	0	0.1

UBS Group AG consolidated

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Public-sector entities, multi-lateral development banks as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.3	0.3	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.2	0.2	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	0	0	0.5
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.0	1.2	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	2.9	2.7	< 0.1	< 0.1	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	0.0	0	0	7.7
Subtotal				0.2	0.2	0.7	0.7	0	0	0.0

Public-sector entities, multi-lateral development banks as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.1	0.4	0.3	0	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.2	0.2	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.3	0.2	0.2	0	0	0.0
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	< 0.1	< 0.1	1	0	0.6
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.2	1.3	< 0.1	< 0.1	0	0	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–			0.0	< 0.1	0	0	0.0
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	0.0	0	0	8.3
Subtotal				0.1	0.2	0.8	0.7	1	0	0.0

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Corporates: specialized lending as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.4	0.5	1	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	0	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.6	0.6	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.6	0.6	3	0	0.2
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.4	1.4	1.4	3	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.5	3.5	0.3	0.3	3	0	1.3
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	0.0	0	0	5.7
Subtotal				1.2	1.1	3.7	3.7	11	0	0.3

Corporates: specialized lending as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	0.4	0.4	0	0	0.1
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	0.3	0.3	1	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	0.6	0.6	0	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	0.6	0.6	0	0	0.2
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.3	1.4	1.5	1.4	4	0	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.3	3.5	0.4	0.3	6	0	1.3
10.00 to <100.00	Caa to C	CCC to C	CCC to C			0.0	0.0	0	0	6.1
Subtotal				1.6	1.1	3.7	3.7	11	0	0.3

UBS Group AG consolidated

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Corporates: other lending as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	3.3	3.7	4	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	1.6	1.6	1	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.4	2.6	4	0	0.2
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	2.4	2.4	6	0	0.3
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.5	11.0	10.7	101	10	0.6
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.0	3.9	4.9	4.9	110	1	1.9
10.00 to <100.00	Caa to C	CCC to C	CCC to C	17.6	15.0	< 0.1	< 0.1	18	0	11.5
Subtotal				2.2	1.5	25.7	26.0	244	11	0.3

Corporates: other lending as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	3.8	3.3	6	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	1.6	1.6	5	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.4	2.4	8	2	0.2
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	2.5	2.4	10	1	0.3
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.4	1.5	11.2	11.0	86	3	0.5
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	3.4	3.9	4.7	4.9	131	2	1.8
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.3	15.2	0.1	< 0.1	15	1	10.8
Subtotal				2.8	1.5	26.3	25.7	261	9	0.3

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Retail: residential mortgages as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	129.2	136.1	73	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	21.0	22.3	30	1	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.3	0.4	28.4	28.7	47	1	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	16.2	13.8	103	6	0.4
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	28.5	26.3	88	1	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.4	4.2	10.8	8.5	116	3	1.2
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.8	15.7	1.2	0.9	57	0	3.5
Subtotal				1.2	0.6	235.2	236.6	514	12	0.2

Retail: residential mortgages as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.1	0.1	129.5	129.2	88	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	20.7	21.0	29	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	27.8	28.4	49	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	15.4	16.2	89	0	0.3
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.3	1.3	27.0	28.5	85	1	0.4
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.3	4.2	10.2	10.8	98	0	1.2
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.3	15.7	1.2	1.2	39	0	3.4
Subtotal				1.2	0.6	231.7	235.2	477	1	0.2

UBS Group AG consolidated

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)[1]

PD range	External rating equivalent Moody’s	External rating equivalent Standard & Poor’s	External rating equivalent Fitch	Weighted average PD in %	Arithmetic average PD by obligors in %	Number of obligors (in thousands)[2]		Defaulted obligors in the year	of which: new defaulted obligors in the year	Average historical annual default rate in %[3]
						End of previous year	End of the year

Retail: other retail as of 31.12.20
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	201.8	343.2	13	0	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	4.5	7.2	0	0	0.0
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.2	8.4	0	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	1.7	8.8	2	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.1	1.0	42.5	47.8	16	1	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	5.6	3.4	1.4	3.4	1	0	0.1
10.00 to <100.00	Caa to C	CCC to C	CCC to C	15.4	21.3	0.7	0.9	3	0	0.0
Subtotal				0.1	0.3	254.9	419.6	35	1	0.0

Retail: other retail as of 31.12.19
0.00 to <0.15	Aaa to A3	AAA to A–	AAA to AA–	0.0	0.0	195.3	201.8	15	1	0.0
0.15 to <0.25	Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	0.2	0.2	6.2	4.5	1	0	0.1
0.25 to <0.50	Baa3	BBB–	BBB–	0.4	0.4	2.6	2.2	1	0	0.1
0.50 to <0.75	Ba1	BB+	BB+	0.6	0.6	1.8	1.7	0	0	0.1
0.75 to <2.50	Ba2 to Ba3	BB to BB–	BB to BB–	1.1	1.0	48.1	42.5	6	1	0.0
2.50 to <10.00	B1 to B3	B+ to B–	B+ to B–	4.2	3.4	1.5	1.4	0	0	0.1
10.00 to <100.00	Caa to C	CCC to C	CCC to C	16.4	21.3	0.7	0.7	0	0	0.0
Subtotal				0.1	0.3	256.2	254.9	23	2	0.0

1 This table covers all Pillar 1 PD models that are approved by FINMA and are subject to a yearly confirmation / backtesting. Refer to the “Key features of our main credit risk models” table under “Credit risk models” in the “Risk management and control” section of our Annual Report 2020 for more information.    2 The numbers of obligors reflect uncommitted and fully unutilized Lombard loan limits from 31 December 2020 onward.    3 We use 13 years of data for the calculation of the “average historical annual default rate.”

p

Equity exposures

The table below provides information about our equity exposures under the simple risk-weight method.

Semi-annual |

CR10: IRB (equities under the simple risk-weight method)[1]
USD million, except where indicated	On-balance sheet amount	Off-balance sheet amount	Risk weight in %[2]	Exposure amount[3]	RWA[2]

31.12.20
Exchange-traded equity exposures	29	0	300	29	92
Other equity exposures	638	0	400	638	2,704
Total	667	0		667	2,796

30.6.20
Exchange-traded equity exposures	39		300	39	123
Other equity exposures	595		400	595	2,523
Total	634			634	2,646

31.12.19
Exchange-traded equity exposures	34		300	34	107
Other equity exposures	1,010		400	744	3,154
Total	1,043			777	3,261

1 This table includes investment in funds until 31 December 2019, and excludes significant investments in the common shares of non-consolidated financial institutions (banks, insurance and other financial entities) that are subject to the threshold treatment and risk-weighted at 250%.    2 RWA are calculated post-application of the A-IRB multiplier of 6%, therefore the respective risk weight is higher than 300% and 400%.    3 The exposure amount for equities in the banking book is based on the net position.

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UBS Group AG consolidated

Section 5  Counterparty credit risk

Introduction

Semi-annual I This section provides information about the exposures subject to the Basel III counterparty credit risk (CCR) framework. CCR arises from over-the-counter (OTC) and exchange-traded derivatives (ETDs), securities financing transactions (SFTs) and long settlement transactions. Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective expected positive exposure (EEPE) and stressed expected positive exposure (stressed EPE) as defined in the Basel III framework. For the rest of the portfolio, we have applied the standardized approach for counterparty credit risk (SA-CCR) since 1 January 2020, whereas figures for prior periods were calculated in accordance with the current exposure method (CEM). For the majority of securities financing transactions (securities borrowing, securities lending, margin lending, repurchase agreements and reverse repurchase agreements), we determine the regulatory credit exposure using the close-out period (COP) approach. p

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the implementation of SA-CCR

Counterparty credit risk management

The table below presents an overview of Pillar 3 disclosures that are provided separately in our Annual Report 2020.

Annual |

CCRA – Counterparty credit risk management
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Risk management objectives and policies related to counterparty credit risk	Risk management and control	–	Traded products	112–113
		–	Credit hedging	115
		–	Mitigation of settlement risk	115
	Consolidated financial statements	–	Note 1a item 2j Hedge accounting	298
		–	Note 10 Derivative instruments	320–321
The method used to assign the operating limits defined in terms of internal capacity for counterparty credit exposures and for CCP exposures	Risk management and control	–	Risk governance	95–96
		–	Portfolio and position limits	105
		–	Credit risk – Overview of measurement, monitoring and management techniques	107
		–	Credit hedging	115
		–	Credit risk models	115–121
Policies relating to guarantees and other risk mitigants, and counterparty risk assessment	Risk management and control	–	Credit risk mitigation	114–115
	Consolidated financial statements	–	Note 10 Derivative instruments	320–321
		–	Note 22 Offsetting financial assets and financial liabilities	364–365
Policies with respect to wrong-way risk exposures	Risk management and control	–	Exposure at default	117-118
The effect on the firm of a credit rating downgrade (i.e., amount of collateral that the firm would be required to provide)	Risk management and control	–	Credit ratings	160

p

Counterparty credit exposure

Semi-annual I The CCR1 table below presents the methods used to calculate counterparty credit risk exposure.

Compared with 30 June 2020, exposure at default (EAD) post-credit risk mitigation (CRM) related to CCR increased by USD 10.7 billion to USD 136.0 billion and RWA decreased by USD 0.3 billion to USD 38.3 billion. EAD post-CRM on derivative exposures under the internal model method increased by USD 4.3 billion to USD 49.1 billion as well as EAD post-CRM on SFTs under the comprehensive approach and the VaR approach increased by USD 8.5 billion to USD 72.3 billion, mainly driven by higher client activity levels, predominantly in the Investment Bank. EAD post-CRM and associated RWA on derivative exposures under the SA-CCR approach decreased by USD 2 billion and USD 0.6 billion, respectively, mainly due to lower potential future exposure, primarily in Global Wealth Management. p

Semi-annual |

CCR1: Analysis of counterparty credit risk (CCR) exposure by approach
USD million, except where indicated		Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWA

31.12.20
1	SA-CCR (for derivatives)[1]	5,090	5,383		1.4	14,663	4,353
2	Internal model method (for derivatives)			30,672	1.6	49,075	19,179
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					23,464	6,544
5	VaR (for SFTs)					48,834	8,226
6	Total					136,036	38,301

30.6.20
1	SA-CCR (for derivatives)[1]	5,395	6,533		1.4	16,700	4,965
2	Internal model method (for derivatives)			28,005	1.6	44,808	19,073
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					21,993	6,720
5	VaR (for SFTs)					41,853	7,810
6	Total					125,354	38,567

31.12.19
1	SA-CCR (for derivatives)[1]	5,276[2]	5,947		1.0	11,224	3,376
2	Internal model method (for derivatives)			28,391	1.6	45,426	19,896
3	Simple approach for credit risk mitigation (for SFTs)
4	Comprehensive approach for credit risk mitigation (for SFTs)					17,572	5,858
5	VaR (for SFTs)					29,971	5,333
6	Total					104,192	34,463

1 Calculated in accordance with the standardized approach for counterparty credit risk (SA-CCR) since 1 January 2020, whereas figures for 31 December 2019 were calculated in accordance with the current exposure method (CEM).    2 Replacement costs include collateral mitigation for on- and off-balance sheet exposures related to CCR for derivative transactions.

p

Semi-annual | The CCR2 table below presents the credit valuation adjustment (CVA) capital charge with a breakdown by standardized and advanced approaches. In addition to the default risk capital requirements for CCR on derivatives, we are required to add a CVA capital charge to cover the risk of mark-to-market losses associated with the deterioration of counterparty credit quality. The advanced CVA value-at-risk (VaR) approach has been used to calculate the CVA capital charge where we use the internal model method (IMM). Where this is not the case, the standardized CVA approach has been used.

Compared with 30 June 2020, the credit valuation adjustment RWA decreased by USD 1.6 billion to USD 2.9 billion, primarily due to risk management activity. p

Semi-annual |

CCR2: Credit valuation adjustment (CVA) capital charge
		31.12.20		30.6.20		31.12.19
USD million		EAD post-CRM	RWA	EAD post-CRM	RWA	EAD post-CRM[1]	RWA
	Total portfolios subject to the advanced CVA capital charge	48,453	1,358	43,939	3,082	44,520	974
1	(i) VaR component (including the 3× multiplier)		371		906		180
2	(ii) Stressed VaR component (including the 3× multiplier)		987		2,176		794
3	All portfolios subject to the standardized CVA capital charge	5,470	1,586	6,380	1,441	4,630	926
4	Total subject to the CVA capital charge	53,923	2,945	50,318	4,523	49,150	1,900
1 Comparative figures for EAD post-CRM have been adjusted in the second quarter of 2020 to include stressed exposure at default on derivatives.

p

UBS Group AG consolidated

Semi-annual | The CCR3 table below provides information about our CCR exposures under the standardized approach. Compared with 30 June 2020, the total CCR exposures decreased by USD 1.2 billion to USD 6.3 billion, primarily related to a reduction from margin loans in the Investment Bank. p

Semi-annual |

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights
USD million
Risk weight		0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure

	Regulatory portfolio as of 31.12.20
1	Central governments and central banks									0
2	Banks and securities dealers			48	111		0			159
3	Public-sector entities and multi-lateral development banks			139	135		0			274
4	Corporates			77	123	3,712	1,758	2		5,672
5	Retail			0		3	179			182
6	Equity						0			0
7	Other assets					0	0			0
8	Total			263	369	3,715	1,938	2		6,287

	Regulatory portfolio as of 30.6.20
1	Central governments and central banks	164								164
2	Banks and securities dealers			15	436	0	3			453
3	Public-sector entities and multi-lateral development banks			38	275	0	18			331
4	Corporates			6	5	4,319[1]	1,988	9		6,327
5	Retail			0		7	209			216
6	Equity
7	Other assets
8	Total	164		58	716	4,326	2,218	9		7,491

	Regulatory portfolio as of 31.12.19
1	Central governments and central banks	207								207
2	Banks and securities dealers			63	72		4			140
3	Public-sector entities and multi-lateral development banks			31	446		11			488
4	Corporates			9	101	3,952[1]	1,302	26		5,389
5	Retail					1	123			124
6	Equity
7	Other assets
8	Total	207		102	620	3,954	1,439	26		6,348
1 Relates to structured margin lending exposures based on the methodology agreed with FINMA.

p

Semi-annual | Information about RWA, including details of movements in CCR RWA, is provided on pages 6–9 of our 30 September 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and  on page 67 of this report.

The CCR4 table below and on the following pages provides a breakdown of the key parameters used for the calculation of capital requirements under the A-IRB approach, by a probability of default (PD) range across Swiss Financial Market Supervisory Authority (FINMA)-defined asset classes. Compared with 30 June 2020, EAD post-CRM increased by USD 11.9 billion to USD 129.7 billion across various asset classes, resulting in an overall RWA increase of USD 0.6 billion to USD 33.3 billion.

In the Central governments and central banks asset class, EAD post-CRM increased by USD 5.0 billion to USD 15.6 billion, mainly as a result of increased client activity in securities financing transactions in the Investment Bank and Group Functions.

In the Banks and securities dealers asset class, EAD post-CRM increased by USD 4.7 billion to USD 27.7 billion and RWA increased by USD 1.2 billion to USD 7.5 billion, primarily driven by increased client activity in securities financing transactions in the Investment Bank and Group Functions.

In the Public-sector entities and multi-lateral development banks asset class, EAD post-CRM decreased by USD 0.6 billion to USD 1.8 billion, due to decreases in derivatives in Group Functions and the Investment Bank.

In the Corporates: including specialized lending asset class, EAD post-CRM increased by USD 3.9 billion to USD 76.1 billion, due to exposure increases in securities financing transactions and derivatives, as a result of increased client activity, mainly in the Investment Bank. RWA decreased by USD 0.7 billion to USD 23.4 billion, primarily reflecting risk management activity.

In the Retail: other retail asset class, EAD post-CRM decreased by USD 1.1 billion to USD 8.5 billion, mainly due to decreases in derivatives in Global Wealth Management. p

Semi-annual |

CCR4: IRB – CCR exposures by portfolio and PD scale
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Central governments and central banks as of 31.12.20
0.00 to <0.15	14,751	0.0	0.1	38.6	0.5	787	5.3
0.15 to <0.25	199	0.2	<0.1	38.2	0.9	53	26.4
0.25 to <0.50	494	0.3	<0.1	96.3	0.9	469	94.9
0.50 to <0.75	128	0.7	<0.1	99.6	1.0	186	145.7
0.75 to <2.50
2.50 to <10.00	0	2.6	<0.1	75.0	1.0	0	228.3
10.00 to <100.00
100.00 (default)
Subtotal	15,572	0.0	0.1	40.9	0.5	1,495	9.6

Central governments and central banks as of 30.6.20
0.00 to <0.15	9,795	0.0	0.2	38.6	0.4	629	6.4
0.15 to <0.25	203	0.2	<0.1	47.0	0.7	57	28.1
0.25 to <0.50	437	0.3	<0.1	96.4	1.0	438	100.4
0.50 to <0.75	56	0.7	<0.1	55.0	1.0	45	80.4
0.75 to <2.50	37	0.9	<0.1	57.2	0.4	32	86.5
2.50 to <10.00	2	2.6	<0.1	70.2	1.0	3	173.8
10.00 to <100.00
100.00 (default)
Subtotal	10,528	0.1	0.2	41.4	0.4	1,203	11.4

Central governments and central banks as of 31.12.19
0.00 to <0.15	8,443	0.0	0.1	35.4	0.4	490	5.8
0.15 to <0.25	129	0.2	<0.1	50.3	0.6	37	28.6
0.25 to <0.50	261	0.3	<0.1	53.1	0.7	149	57.3
0.50 to <0.75	108	0.7	<0.1	55.0	1.0	87	80.4
0.75 to <2.50	13	1.0	<0.1	44.7	0.8	11	87.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal	8,954	0.1	0.1	36.3	0.4	774	8.6

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Banks and securities dealers as of 31.12.20
0.00 to <0.15	18,474	0.1	0.4	50.0	0.6	3,150	17.1
0.15 to <0.25	5,913	0.2	0.2	49.7	0.5	1,964	33.2
0.25 to <0.50	1,894	0.4	0.2	48.5	0.7	904	47.7
0.50 to <0.75	633	0.7	<0.1	60.4	0.6	582	91.9
0.75 to <2.50	738	1.3	0.1	52.4	1.0	827	112.1
2.50 to <10.00	29	3.9	<0.1	77.8	1.0	67	231.7
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	241.8
100.00 (default)
Subtotal	27,681	0.2	1.0	50.1	0.6	7,494	27.1

Banks and securities dealers as of 30.6.20
0.00 to <0.15	15,403	0.1	0.4	50.4	0.7	2,836	18.4
0.15 to <0.25	4,782	0.2	0.2	49.1	0.6	1,578	33.0
0.25 to <0.50	1,753	0.4	0.2	47.3	0.7	838	47.8
0.50 to <0.75	365	0.6	0.1	58.7	0.9	329	90.2
0.75 to <2.50	690	1.1	0.2	49.8	0.8	660	95.6
2.50 to <10.00	27	3.6	<0.1	71.7	1.0	56	210.1
10.00 to <100.00	0	22.0	<0.1	45.0	1.0	0	241.3
100.00 (default)
Subtotal	23,021	0.2	1.1	50.0	0.6	6,297	27.4

Banks and securities dealers as of 31.12.19
0.00 to <0.15	13,108	0.1	0.4	48.9	0.8	2,539	19.4
0.15 to <0.25	4,287	0.2	0.2	48.7	0.8	1,568	36.6
0.25 to <0.50	1,615	0.4	0.2	46.6	0.7	766	47.4
0.50 to <0.75	650	0.7	0.1	63.1	0.8	632	97.3
0.75 to <2.50	573	1.1	0.1	38.6	0.9	404	70.5
2.50 to <10.00	33	3.2	<0.1	73.5	1.0	71	217.8
10.00 to <100.00	1	14.9	<0.1	90.0	1.0	6	431.9
100.00 (default)
Subtotal	20,267	0.2	1.1	48.9	0.8	5,985	29.5

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Public-sector entities and multi-lateral development banks as of 31.12.20
0.00 to <0.15	1,308	0.0	<0.1	41.0	0.7	129	9.9
0.15 to <0.25	470	0.2	<0.1	42.1	1.3	111	23.7
0.25 to <0.50
0.50 to <0.75	0	0.6	<0.1	100.0	1.4	0	121.3
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)	26	100.0	<0.1		2.9	27	103.0
Subtotal	1,805	1.5	<0.1	40.7	0.9	268	14.8

Public-sector entities and multi-lateral development banks as of 30.6.20
0.00 to <0.15	2,143	0.0	0.1	36.1	1.3	136	6.3
0.15 to <0.25	265	0.2	<0.1	51.1	1.0	79	29.8
0.25 to <0.50
0.50 to <0.75	0	0.6	<0.1	100.0	2.0	0.1	134.6
0.75 to <2.50
2.50 to <10.00
10.00 to <100.00
100.00 (default)	29	100.0	<0.1		3.3	31	106.0
Subtotal	2,438	1.2	0.1	37.4	1.3	246	10.1

Public-sector entities and multi-lateral development banks as of 31.12.19
0.00 to <0.15	2,102		0.1	36.1	1.1	133	6.3
0.15 to <0.25	58	0.2	<0.1	86.5	1.0	27	46.7
0.25 to <0.50	4	0.4	<0.1	86.9	1.0	4	114.7
0.50 to <0.75
0.75 to <2.50	0	1.0	<0.1	35.0	1.0	0	60.4
2.50 to <10.00
10.00 to <100.00
100.00 (default)	22	100.0	<0.1		3.4	23	106.0
Subtotal	2,185	1.0	0.1	37.2	1.1	187	8.6

UBS Group AG consolidated

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Corporates: including specialized lending as of 31.12.20[2]
0.00 to <0.15	52,552	0.0	10.8	34.5	0.5	6,653	12.7
0.15 to <0.25	8,375	0.2	1.9	54.9	0.7	4,992	59.6
0.25 to <0.50	3,074	0.3	0.7	70.1	0.7	3,539	115.1
0.50 to <0.75	2,579	0.6	0.6	32.7	0.6	1,846	71.6
0.75 to <2.50	7,392	1.2	1.1	22.6	0.4	4,719	63.8
2.50 to <10.00	2,171	3.1	0.1	15.9	0.3	1,609	74.1
10.00 to <100.00	3	13.0	<0.1	20.0	1.0	5	147.0
100.00 (default)	0	100.0	<0.1		1.0	0	106.0
Subtotal	76,146	0.3	15.4	36.5	0.5	23,363	30.7

Corporates: including specialized lending as of 30.6.20[2]
0.00 to <0.15	49,085	0.0	12.2	35.0	0.5	6,587	13.4
0.15 to <0.25	8,386	0.2	1.9	52.2	0.6	4,459	53.2
0.25 to <0.50	2,635	0.4	0.8	87.4	0.8	3,821	145.0
0.50 to <0.75	3,590	0.6	0.8	39.9	0.5	3,429	95.5
0.75 to <2.50	6,059	1.2	1.6	27.5	0.5	4,936	81.5
2.50 to <10.00	2,442	3.1	0.2	7.7	0.2	828	33.9
10.00 to <100.00	2	22.0	<0.1	19.9	1.0	4	173.4
100.00 (default)	0	100.0	<0.1		1.0	0	106.0
Subtotal	72,199	0.3	17.5	37.6	0.5	24,065	33.3

Corporates: including specialized lending as of 31.12.19[2]
0.00 to <0.15	40,175	0.0	11.6	35.7	0.5	5,807	14.5
0.15 to <0.25	6,620	0.2	1.7	57.5	0.7	4,217	63.7
0.25 to <0.50	2,305	0.4	0.8	83.7	0.9	3,494	151.6
0.50 to <0.75	3,351	0.6	0.9	36.9	0.6	3,000	89.5
0.75 to <2.50	5,708	1.2	1.5	28.9	0.5	4,655	81.5
2.50 to <10.00	2,182	3.2	0.2	10.1	0.2	940	43.1
10.00 to <100.00	2	14.9	<0.1	90.0	1.0	10	431.9
100.00 (default)	1	100.0	<0.1		1.0	1	106.0
Subtotal	60,344	0.3	16.7	38.4	0.6	22,125	36.7

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD million, except where indicated	EAD post-CRM	Average PD in %	Number of obligors (in thousands)	Average LGD in %	Average maturity in years[1]	RWA	RWA density in %

Retail: other retail as of 31.12.20
0.00 to <0.15	7,157	0.0	12.7	29.8		306	4.3
0.15 to <0.25	74	0.2	0.1	28.1		9	11.5
0.25 to <0.50	189	0.3	0.1	32.8		46	24.5
0.50 to <0.75	175	0.6	<0.1	30.5		53	30.1
0.75 to <2.50	915	1.0	9.5	31.3		293	32.1
2.50 to <10.00	32	3.9	<0.1	29.8		15	46.4
10.00 to <100.00	3	14.4	<0.1	27.9		2	56.9
100.00 (default)
Subtotal	8,546	0.2	22.7	30.1		724	8.5

Retail: other retail as of 30.6.20
0.00 to <0.15	7,749	0.0	13.9	29.0		307	4.0
0.15 to <0.25	309	0.2	0.2	29.4		36	11.5
0.25 to <0.50	155	0.4	0.1	30.3		38	24.4
0.50 to <0.75	198	0.6	0.1	34.7		60	30.5
0.75 to <2.50	1,212	1.0	10.5	30.3		435	35.9
2.50 to <10.00	44	3.8	0.1	31.8		22	49.8
10.00 to <100.00	9	19.9	0.1	26.3		5	61.5
100.00 (default)
Subtotal	9,677	0.2	25.0	29.3		903	9.3

Retail: other retail as of 31.12.19
0.00 to <0.15	5,355	0.0	13.1	31.1		223	4.2
0.15 to <0.25	31	0.2	0.1	27.0		3	10.4
0.25 to <0.50	32	0.4	0.1	31.5		6	19.5
0.50 to <0.75	44	0.6	0.1	44.5		17	38.5
0.75 to <2.50	591	1.0	10.7	29.9		312	52.7
2.50 to <10.00	40	3.4	0.1	28.8		17	43.2
10.00 to <100.00	2	21.5	<0.1	28.9		1	70.1
100.00 (default)
Subtotal	6,095	0.2	24.1	31.1		579	9.5

Total 31.12.20	129,750	0.2	38.3	39.6	0.6[3]	33,344	25.7
Total 30.6.20	117,863	0.3	43.7	39.7	0.5[3]	32,715	27.8
Total 31.12.19	97,845	0.3	42.1	39.9	0.6[3]	29,651	30.3

1 Average maturity for defaulted exposures disclosed in the table is not used to calculate RWA.    2 Includes exposures to managed funds.    3 Retail asset classes are excluded from the average maturity as they are not subject to maturity treatment.

p

UBS Group AG consolidated

Semi-annual | The CCR5 table below presents a breakdown of collateral posted or received related to counterparty credit risk exposures from derivative transactions or SFTs.

Compared with 30 June 2020, the fair value of collateral received for derivatives increased by USD 3.6 billion to USD 70.3 billion, resulting from higher client activity in the Investment Bank. The fair value of collateral received for SFTs increased by USD 53.4 billion to USD 668.7 billion, primarily reflecting higher client activity in the prime brokerage business of the Investment Bank. p

Semi-annual |

CCR5: Composition of collateral for CCR exposure[1]
	Collateral used in derivative transactions						Collateral used in SFTs
	Fair value of collateral received			Fair value of posted collateral			Fair value of collateral received	Fair value of posted collateral
USD million	Segregated[2]	Unsegregated	Total	Segregated[3]	Unsegregated	Total

31.12.20
Cash – domestic currency[4]	2,375	20,252	22,627	1,955	11,094	13,049	27,309	70,886
Cash – other currencies[4]		23,884	23,884	1,401	17,859	19,260	11,284	34,253
Sovereign debt	6,801	10,392	17,193	8,059	8,586	16,645	239,763	163,865
Other debt securities		2,317	2,317	503	524	1,027	81,959	33,238
Equity securities	4,241	31	4,271	2,604	3,077	5,681	308,349	185,050
Total	13,417	56,876	70,293	14,523	41,139	55,662	668,664	487,292

30.6.20
Cash – domestic currency[4]	2,150	19,145	21,295	2,468	10,045	12,513	36,710	77,581
Cash – other currencies[4]		24,387	24,387	1,913	16,644	18,557	10,543	34,675
Sovereign debt	6,139	7,858	13,997	9,230	6,621	15,851	233,058	171,259
Other debt securities		3,318	3,318	2,442	186	2,628	79,662	35,842
Equity securities	3,662	16	3,677	2,838	1,436	4,273	255,428	150,127
Total	11,950	54,723	66,673	18,891	34,931	53,822	615,402	469,483

31.12.19
Cash – domestic currency[4]	2,369	18,398	20,767	1,179	7,736	8,915	30,621	76,209
Cash – other currencies[4]		18,735	18,735	1,429	12,308	13,736	8,955	31,899
Sovereign debt	6,432	6,150	12,582	8,373	5,243	13,616	232,051	162,091
Other debt securities		2,231	2,231	1,643	409	2,052	78,903	28,532
Equity securities	4,391	18	4,409	4,138	180	4,317	290,369	168,088
Total	13,192	45,532	58,725	16,761	25,874	42,635	640,899	466,820

1 This table includes collateral received and posted with and without the right of rehypothecation, but excludes securities placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there were no associated liabilities or contingent liabilities.    2 Includes collateral received in derivative transactions, primarily initial margins, that is placed with a third-party custodian and to which UBS has access only in the case of counterparty default.    3 Includes collateral posted to central counterparties, where we apply a 0% risk weight for trades that we have entered into on behalf of a client and where the client has signed a legally enforceable agreement stipulating that the default risk of that central counterparty is carried by the client.    4 Cash collateral received and posted for derivatives and SFTs are subject to netting recognized on the IFRS balance sheet.

p

Semi-annual | The CCR6 table below presents an overview of credit risk protection bought or sold through credit derivatives.

Compared to 30 June 2020, notionals for credit derivatives increased by USD 19.2 billion for protection bought and by USD 18.5 billion for protection sold, primarily in Single-name credit default swaps and Index credit default swaps, mostly driven by higher client activity. p

Semi-annual |

CCR6: Credit derivatives exposures
	31.12.20		30.6.20		31.12.19
USD million	Protection bought	Protection sold	Protection bought	Protection sold	Protection bought	Protection sold
Notionals[1]
Single-name credit default swaps	42,073	46,350	35,166	36,020	37,578	38,687
Index credit default swaps	49,311	40,022	36,635	31,782	32,426	27,887
Total return swaps	3,128	1,344	2,133	901	3,692	1,606
Credit options	2,045	61	3,436	556	3,757	56
Total notionals	96,556	87,777	77,370	69,260	77,452	68,236
Fair values
Positive fair value (asset)	535	1,839	1,081	878	682	1,338
Negative fair value (liability)	2,256	682	1,408	1,295	2,050	916
1 Includes notional amounts for client-cleared transactions.

p

Counterparty credit risk risk-weighted assets

Quarterly | The CCR7 table below presents a flow statement explaining changes in counterparty credit risk RWA determined under the internal model method (IMM) for derivatives and the value-at-risk (VaR) approach for SFTs.

CCR RWA on derivatives under the IMM increased by USD 1.0 billion to USD 19.4 billion during the fourth quarter of 2020, primarily due to asset size movements in the Investment Bank mainly as a result of higher client activity, as well as foreign currency exchange movements due to the depreciation of the US dollar. This was partly offset by lower RWA from asset quality movements, mainly due to risk management activity in the Investment Bank. CCR RWA on SFTs under the VaR approach increased by USD 0.8 billion to USD 8.4 billion during the fourth quarter of 2020, primarily driven by asset size movements due to increased trading activity.

For definitions of CCR RWA movement table components, refer to “Definitions of credit risk and counterparty credit risk RWA movement table components for CR8 and CCR7” in the “Credit risk” section on page 48 of this report. p

Quarterly |

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		For the quarter ended 31.12.20			For the quarter ended 30.9.20			For the quarter ended 30.6.20			For the quarter ended 31.3.20
USD million		Derivatives	SFTs	Total	Derivatives	SFTs	Total	Derivatives	SFTs	Total	Derivatives	SFTs	Total
		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR		Subject to IMM	Subject to VaR
1	RWA as of the beginning of the quarter	18,394	7,607	26,001	19,284	8,055	27,339	20,582	6,663	27,245	20,275	5,502	25,777
2	Asset size	1,539	622	2,161	880	(4)	877	(1,878)	922	(956)	1,091	1,421	2,511
3	Credit quality of counterparties	(476)	135	(342)	(1,913)	108	(1,805)	(167)	10	(157)	(434)	(180)	(614)
4	Model updates	(225)	(130)	(355)	(99)	(666)	(765)	310	400	710	(133)		(133)
5	Methodology and policy	(154)		(154)				(60)		(60)
5a	of which: regulatory add-ons	(250)		(250)
6	Acquisitions and disposals
7	Foreign exchange movements	302	153	456	241	113	354	206	60	267	(217)	(79)	(296)
8	Other							290		290
9	RWA as of the end of the quarter	19,380	8,386	27,767	18,394	7,607	26,001	19,284	8,055	27,339	20,582	6,663	27,245

p

UBS Group AG consolidated

Semi-annual | The CCR8 table below presents a breakdown of exposures to central counterparties and related RWA. Compared with 30 June 2020, QCCP exposures related to exchange-traded derivatives decreased by USD 5.3 billion, primarily driven by lower exposures in the Investment Bank. QCCP exposures related to securities financing transactions decreased by USD 4.9 billion, mainly due to a decrease in bond repo trades. p

CCR8: Exposures to central counterparties
		31.12.20		30.6.20
USD million		EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
1	Exposures to QCCPs (total)[1]	54,507	1,431	62,167	1,264
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	24,531	258	34,584	401
3	(i) OTC derivatives	1,614	29	1,420	27
4	(ii) Exchange-traded derivatives	17,126	113	22,470	160
5	(iii) Securities financing transactions	5,792	116	10,694	214
6	(iv) Netting sets where cross-product netting has been approved
7	Segregated initial margin
8	Non-segregated initial margin[2]	28,023	248	25,665	237
9	Pre-funded default fund contributions	1,953	925	1,917	625
10	Unfunded default fund contributions
11	Exposures to non-QCCPs (total)	478	622	158	153
12	Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	143	143	135	51
13	(i) OTC derivatives	1	1	0	0
14	(ii) Exchange-traded derivatives	65	65	4	3
15	(iii) Securities financing transactions	77	77	131	49
16	(iv) Netting sets where cross-product netting has been approved
17	Segregated initial margin
18	Non-segregated initial margin[2]	322	322	16	12
19	Pre-funded default fund contributions	6	73	7	89
20	Unfunded default fund contributions	7	84

1 A qualifying central counterparty (QCCP) is an entity licensed by the regulator to operate as a CCP.    2 Exposures associated with initial margin, where the exposures are measured under the IMM or the VaR approach, have been included within the exposures for trades (refer to line 2 for QCCPs and line 12 for non-QCCPs). The exposures for non-segregated initial margin (refer to line 8 for QCCPs and line 18 for non-QCCPs), i.e., not bankruptcy-remote in accordance with FINMA Circular 2017/7, reflect the replacement costs under SA-CCR multiplied by an alpha factor of 1.4. The RWA reflect the exposure multiplied by the applied risk weight of derivatives. Under SA-CCR, collateral posted to a segregated, bankruptcy-remote account does not increase the value of replacement costs.

p

Section 6  Comparison of A-IRB approach and standardized approach for credit risk

Background

Annual | In accordance with current prudential regulations, the Swiss Financial Market Supervisory Authority (FINMA) has approved our use of the advanced internal ratings-based (A-IRB) approach for calculating the required capital for the majority of our credit risk exposures.

The principal differences between the standardized approach (the SA) and the A-IRB approach identified below are based on the current SA rules without consideration of the material revisions announced by the Basel Committee on Banking Supervision (the BCBS) in December 2017.

We believe advanced approaches that adequately capture economic risks are paramount for the appropriate representation of the capital requirements related to risk-taking activities. Within a strong risk control framework, in combination with robust stress testing practices, strict risk limits, as well as leverage and liquidity requirements, advanced approaches promote a proactive risk culture, setting the right incentives to prudently manage risks.

Refer to the “Introduction and basis for preparation” section of this report for information about FINMA-defined asset classes. p

Key methodological differences between the A-IRB approach and current SA

Annual | In line with the BCBS objectives, the A-IRB approach aims to balance the maintaining of prudent levels of capital while encouraging, where appropriate, the use of advanced risk management techniques. By design, the calibration of the current SA and the A-IRB approach is such that low-risk, short-maturity, well-collateralized portfolios across the various asset classes (with the exception of Central governments and central banks) receive lower risk weights under the A-IRB than under the current SA rules. Accordingly, risk-weighted assets (RWA) and capital requirements under the current SA would be substantially higher than under the A-IRB approach for lower-risk portfolios. Conversely, RWA for higher-risk portfolios are higher under the A-IRB approach than under the current SA.

Methodological differences primarily arise due to the measurement of exposure at default (EAD) and the risk weights applied. In both cases, the treatment of risk mitigation, such as collateral, can have a significant effect.

EAD measurement

For the measurement of EAD, the main methodological differences relate to derivatives, driven by the differences between the internal model method (IMM) and the regulatory-prescribed standardized approach for counterparty credit risk (SA-CCR).

The model-based approaches to derive estimates of EAD for derivatives and securities financing transactions (SFTs) reflect the detailed characteristics of individual transactions. They model the range of possible exposure outcomes across all transactions within the same legally enforceable netting set at various future time points. The modeling assesses the net amount that may be owed to us or that we may owe to others, taking into account the effect of correlated market moves over the potential time it may take to close out a position. The calculation considers current market conditions and is therefore sensitive to deteriorations in the market environment.

In contrast, EAD under the regulatory-prescribed rules is calculated as replacement costs at the balance sheet date plus regulatory add-ons, which take into account potential future market movements but at predetermined fixed rates, not sensitive to changes in market conditions. These add-ons are crudely differentiated by reference to only five product types and three maturity buckets. Moreover, the current regulatory-prescribed rules calculation gives very limited recognition to the benefits of diversification across transactions covered under the same legally enforceable netting agreement. As a result, large diversified portfolios, such as those arising from our activities with other market-making banks, will generate much higher EAD under the current regulatory-prescribed rules than under our internal model-based approaches.

Risk weights

Under the A-IRB approach, risk weights are assigned according to the firm’s internal credit assessment of the counterparty to determine the probability of default (PD) and loss given default (LGD).

PD is an estimate of the likelihood of a counterparty defaulting on its contractual obligations over the next 12 months. It is assessed using rating tools tailored to the various categories of counterparties. Statistically developed scorecards, based on key attributes of the obligor, are used to determine PD for many of our corporate clients and for loans secured by real estate. Where available, market data may also be used to derive the PD for large corporate counterparties. For low-default portfolios, we take into account, where available, relevant external default data in the rating tool development. For Lombard loans, Merton-type historical return-based model simulations taking into account potential changes in the value of securities collateral are used in our rating approach. PD is not only an integral part of the credit risk measurement, but also an important input for determining the level of credit approval required for any given transaction. Moreover, for the purpose of capital underpinning, the majority of counterparty PDs are subject to a floor.

UBS Group AG consolidated

LGD is the magnitude of the likely loss if there is a default. The calculation takes into account the loss of principal, interest and other amounts, such as workout costs, including the cost of carrying an impaired position during the workout process, less recovered amounts. Importantly, LGD considers the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation by way of collateral or guarantees, with our estimates being supported by our internal historical loss data and external information where available.

The combination of PD and LGD determined at the counter-party level results in a highly granular level of differentiation of the economic risk from different borrowers and transactions.

In contrast, SA risk weights are largely reliant on external rating agencies’ assessments of the credit quality of the counterparty, with a 100% risk weight typically being applied where no external rating is available. Even where external ratings are available, there is only a coarse granularity of risk weights, with only four primary risk weights used for differentiating counterparties, with the addition of a 0% risk weight for AA– or better rated central governments and central banks. Risk weights of 35%, 75% and 100% are used for mortgages and retail exposures not in default, respectively.

The SA does not differentiate across transaction maturities except for exposures to banks, albeit in a very simplistic manner considering transactions only shorter or longer than three months. This has clear limitations: for example, the economic risk of a six-month loan to a BB-rated US corporation is significantly different to that of a 10-year loan to the same borrower. This difference is evident from the distinction of PD levels based on ratings assigned by external rating agencies through their separate ratings for short-term and long-term debt for a given issuer.

The SA typically assigns lower risk weights to sub-investment grade counterparties than the A-IRB approach, thereby potentially understating the economic risk. Conversely, investment grade counterparties typically receive higher risk weights under the SA than under the A-IRB approach.

Maturity is also an important factor for all asset classes except Retail, with the A-IRB approach producing a higher capital requirement for longer-maturity exposures than for shorter-maturity exposures.

Additionally, under the A-IRB approach we calculate expected loss measures that are deducted from common equity tier 1 (CET1) capital to the extent that they exceed general provisions, which is not the case under the SA.

Given the divergence between the SA and the economic risk, which is better represented under the A-IRB approach, particularly for lower-grade counterparties, there is a risk that applying the SA could incentivize higher risk-taking without a commensurate increase in required capital. p

Comparison of the A-IRB approach EAD and leverage ratio denominator by asset class

Annual | The following table shows EAD, average risk weight, RWA and leverage ratio denominator (LRD) for the asset classes Central governments and central banks; Public-sector entities; Multi-lateral development banks; Banks and securities dealers; Corporates; and Retail credit risk and counterparty credit risk exposures subject to the A-IRB approach. LRD is the exposure measure used for the leverage ratio.

LRD estimates presented in the table reflect the credit risk and counterparty credit risk components of exposures only and are therefore not representative of the LRD requirement at UBS level overall. The LRD estimates exclude exposures subject to market risk, non-counterparty-related risk and SA credit risk to provide a like-for-like comparison with the A-IRB credit risk EAD disclosed below. p

Annual |

Comparison of A-IRB approach EAD and leverage ratio denominator by asset class
31.12.20	A-IRB, credit and counterparty credit risk			LRD
in USD billion, except where indicated	Net EAD	Average RW %	RWA
Central governments and central banks	219	2	4	227
Multi-lateral development banks	5	3	0	5
Public-sector entities	9	15	1	10
Banks and securities dealers	43	31	13	63
Corporates	168	44	74	234
Retail	373	13	49	326
of which: Residential mortgages	167	29	49	172
of which: Lombard lending	204	7	14	148
Total	816	17	142	865

p

Comparison of the A-IRB approach, the SA and LRD by asset class

Annual | The differences between the A-IRB approach, the SA and LRD per asset class are discussed below and on the following pages.

Central governments and central banks, Public-sector entities, and Multi-lateral development banks

The regulatory net EAD for Central governments and central banks, Public-sector entities, and Multi-lateral development banks as of 31 December 2020 was USD 232 billion under the A-IRB approach. Since the vast majority of our exposure is driven by exposures to banking products, the LRD is broadly in line with the A-IRB net EAD and we would expect a similar amount under the SA.

The charts on this page provide comparisons of risk weights for exposures to the asset class Central governments and central banks and the sub-asset classes (i) highly rated Multi-lateral development banks as well as (ii) other Multi-lateral development banks and Public-sector entities calculated under the A-IRB approach and the SA. Risk weights under the A-IRB approach are shown for one-year and five-year maturities, both assuming an LGD of 45%. Our internal A-IRB ratings have been mapped to external ratings based on the long-term average of one-year default rates available from the major credit rating agencies, as described on page 117 of our Annual Report 2020.

The SA assigns a zero risk weight to central governments and central banks rated AA– and better, as well as to highly rated Multi-lateral development bank counterparties, while the A-IRB approach generally assigns risk weights higher than zero to even the highest-quality sovereign counterparties.

For other Multi-lateral development bank and Public-sector entity counterparties rated AA– and better, the risk weight applied under the SA is 20%.

Despite the zero risk weights under the SA for central governments and central banks rated AA– and better, and for highly rated Multi-lateral development bank counterparties, we would expect an increase in average risk weight under the SA. Counterparties contributing to higher risk weights under the SA include sovereign wealth funds, which attract a 100% risk weight despite being generally considered very low risk, and short-term repurchase agreement transactions with central banks rated below AA–.

However, as asset class is not a significant driver of RWA, we would expect any resulting RWA increase to be relatively small.

Banks and securities dealers

The regulatory net EAD for the asset class Banks and securities dealers as of 31 December 2020 was USD 43 billion under the A-IRB approach. The A-IRB net EAD is lower than the LRD, as a result of collateral mitigation on derivatives and SFTs. We would expect the net EAD to increase under the SA, related to derivatives and SFTs within the Investment Bank, due to the aforementioned methodological differences between the calculation of EAD under the two approaches.

The chart below provides a comparison of risk weights for Banks and securities dealers exposures calculated under the A‑IRB approach and the SA.

UBS Group AG consolidated

The vast majority of our exposure with Banks and securities dealers is of investment grade quality. The average contractual maturity of this exposure is closer to the one-year example provided in the chart on the prior page. Therefore, we would expect a higher average risk weight under the SA than the 25% average risk weight under the A-IRB approach. In combination with higher EAD, we would expect this to lead to significantly higher RWA for Banks and securities dealers under the SA.

Corporates

The regulatory net EAD for the Corporates asset class as of 31 December 2020 was USD 168 billion under the A-IRB approach. The A-IRB net EAD is lower than the LRD, as a result of collateral mitigation on derivatives and SFTs. We would expect the EAD to be higher under the regulatory-prescribed rules related to derivatives and SFTs, due to the aforementioned methodological differences between the calculation of EAD under the two approaches. Derivatives and SFTs account for 45% of the EAD for this asset class as of 31 December 2020.

The following chart provides a comparison of risk weights for Corporates exposures calculated under the A-IRB approach and the SA. These exposures primarily arise from corporate lending and derivatives trading within the Investment Bank, and lending to large corporate clients and small and medium-sized entities (SMEs) in Switzerland. The comparison does not include the FINMA-required multiplier applied to the Investment Bank’s Corporates exposures under the A-IRB approach.

Investment grade counterparties typically receive higher risk weights under the SA than under the A-IRB approach. The majority of our Corporates exposures fall into this category. We would therefore expect risk weights for Corporates to be generally higher under the SA.

In addition, SA risk weights rely on external ratings, with a default weighting of 100% being applied where no external rating is available. Typically, counterparties with no external rating are riskier and thus have higher risk weights under the A-IRB approach. However, managed funds, which comprise nearly one-third of our Corporates EAD, typically have no debt and are therefore unrated. The SA applies a 100% risk weight to exposures to such funds. Under A-IRB, these funds are considered very low risk and as of 31 December 2020 had an average risk weight of 21%. We believe the SA significantly overstates the associated risk.

Conversely, for certain exposures we consider the risk weight of 100% under the SA resulting from the absence of an external rating as insufficient, as evident from the hypothetical leveraged finance counterparty example in the table below. p

Annual | Comparison of risk weights as a function of internal rating assessment

The table assumes two counterparties without external rating assignments.

	Interest payment coverage (EBITDA / total interest payments)	Total debt / EBITDA	Debt / assets	Liquidity (fraction of assets that are liquid)	Internal rating assessment	Exposure maturity	A-IRB risk weight range	SA risk weight
Managed funds	NA	NA	0	100%	AAA–A	< 1Y	10–20%	100%
Leveraged finance counterparty	< 2	> 2.5	> 50%	0%	BB–C	> 5Y	100–250%	100%

p

Retail

Residential mortgages

The regulatory net EAD for the sub-asset class Residential mortgages as of 31 December 2020 was USD 167 billion under the A-IRB approach. Since the vast majority of our exposures is driven by banking products, the LRD is broadly in line with the A-IRB net EAD and we would expect a similar amount under the SA.

Due to the size of our personal and corporate banking business in Switzerland, our domestic portfolios represent a significant portion of our overall lending exposures, with the largest being loans secured by residential properties. Our internal models assign risk weights to such loans by considering the debt service capacity of borrowers and the availability of other collateral, among other factors. These are important considerations for the Swiss market, where there is legal recourse to the borrower.

In contrast, and different to the assignment of risk weights for the aforementioned asset classes, the SA is less complex and only differentiates the risk weights based on loan-to-value (LTV) ranges, as shown in the chart below.

The vast majority of our exposures would attract the minimum 35% risk weight under the SA, compared with an average of 20% as of 31 December 2020 observed under the A‑IRB approach.

The difference is largely due to the current SA rules not providing benefit to the portion of exposures with an LTV below 67%. The vast majority of exposures fall within this category, as shown in the “Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets” table on page 110 of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors.

Lombard lending

Annual | The regulatory net EAD for the Lombard loans sub-asset class as of 31 December 2020 was USD 204 billion under the A‑IRB approach, and mainly arises in our wealth management business.

Eligible collateral is more limited under the SA than under A‑IRB. However, the haircuts applied to collateral under the A‑IRB approach are generally greater than those prescribed under the SA. Given this, we would expect the overall effect of applying current SA rules to be limited for this portfolio. p

UBS Group AG consolidated

Section 7  Securitizations

SECA – Introduction

Annual | This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III securitization framework.

In a traditional securitization, a pool of loans (or other debt obligations) is transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained but associated credit risk is transferred to structured entities, commonly through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing for or advise on securitization programs. In line with the Basel III framework, sponsoring includes underwriting activities. In all other cases we act as an investor, by taking securitization positions. p

SECA – Objectives, roles and involvement

Securitization in the banking book

Annual | Securitization positions held in the banking book include legacy risk positions in Non-core and Legacy Portfolio within Group Functions. In 2020, for the majority of securitization carrying amounts on the balance sheet, we acted as an originator or investor. Securitization and re-securitization positions in the banking book are measured at fair value, reflecting market prices where available, or based on our internal pricing models. p

Securitization in the trading book

Annual | Securitizations held in the trading book are part of trading activities, including market-making and client facilitation, that could result in retention of certain securitization positions as an investor, including those we may have originated or sponsored. In the trading book, securitization and re-securitization positions are measured at fair value, reflecting market prices where available, or based on our internal pricing models. p

Type of structured entities and affiliated entities involved in securitization transactions

Annual | For securitization transactions, the type of structured entities or special purpose vehicles employed is selected as appropriate based on the type of transaction undertaken. Examples include limited liability companies, common law trusts and depositor entities.

Refer to “Note 28 Interests in subsidiaries and other entities” on pages 390–395 of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors,  for further information about interests in structured entities. p

Managing and monitoring of the credit and market risk of securitization positions

Annual | The banking book securitization and re-securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization positions are also subject to multiple risk limits, such as management value-at-risk (VaR) and stress limits, as well as market value limits. As part of managing risks within predefined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may, however, expose us to basis risks, as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwinding, novation and asset sales process on an ongoing basis. p

Accounting policies

Annual | Refer to “Consolidation” on page 288 in “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors, for information about accounting policies that relate to securitization activities. p

Regulatory capital treatment of securitization exposures

Annual | In line with the revised securitization framework for banking book securitization exposures, we apply the following approaches to calculate the associated risk-weighted assets (RWA):

–     we use external ratings (external ratings-based approach (SEC-ERBA)), if available, from Standard & Poor’s, Moody’s Investors Service and Fitch Ratings for securitization exposures, provided that we are able to demonstrate our expertise in both critically challenging and reviewing the external ratings; or

–     if we cannot apply the ERBA method, we apply the standardized approach (SEC-SA) where the delinquency status of a significant portion of the underlying exposure can be determined or a risk weight of 1,250%. Re-securitization positions are either treated under the standardized approach or with a 1,250% risk weight.

The selection of the external credit assessment institutions (ECAIs) is based on the primary rating agency concept. This concept is applied, in principle, to avoid having the credit assessment by one ECAI applied to one or more tranches and by another ECAI to the other tranches, unless this is the result of the application of the specific rules for multiple assessments. If any two of the aforementioned rating agencies have issued a rating for a particular exposure, we apply the lower of the two credit ratings. If all three rating agencies have issued a rating for a particular exposure, we apply the middle of the three credit ratings. As of 31 December 2020, UBS did not use internal ratings for the purpose of the RWA calculation for securitization positions in the banking book. p

Securitization exposures in the banking and trading book

Semi-annual | Due to the current immaterial business volumes and declining trend of total securitization exposures over the past years, we have condensed the following semi-annual Pillar 3 disclosures into one single tabular disclosure on the following page titled ”Securitization exposures in the banking and trading book and regulatory capital requirements” as of the second quarter of 2020:

–     ”SEC1 – Securitization exposures in the banking book”;

–     ”SEC2 – Securitization exposures in the trading book”;

–     ”SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor”; and

–     ”SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor.”

The new table outlines the carrying values on the balance sheet in the banking and trading books as of 31 December 2020, 30 June 2020, and 31 December 2019. Additionally, the table provides the market risk RWA from securitization and the capital charge after application of the revised securitization framework caps.

Development of securitization exposures in the second half of 2020

In comparison with 30 June 2020, securitization exposures in the banking book decreased from USD 176 million to USD 148 million, mainly reflecting the amortization of exposure. The securitization exposures in the trading book decreased from USD 334 million to USD 257 million, mainly related to secondary trading in commercial mortgage-backed securities in the Investment Bank. p

UBS Group AG consolidated

Semi-annual |

Securitization exposures in the banking and trading book and associated regulatory capital requirements
USD million	Carrying Value	RWA	Total Capital Charge after cap

31.12.20
Asset Classes – Banking Book[1]
Retail	36	246	20
Wholesale	112	68	5
Re-securitization	0	0	0
Total Banking Book	148	314	25
Asset Classes – Trading Book
Retail	18	163	13
Wholesale	224	270	22
Re-securitization	14	23	2
Total Trading Book	257	456	37
Total	405	771	62

30.6.20
Asset Classes – Banking Book[1]
Retail	78	534	43
Wholesale	98	64	5
Re-securitization	0	0	0
Total Banking Book	176	598	48
Asset Classes – Trading Book
Retail	19	180	15
Wholesale	303	174	14
Re-securitization	12	16	1
Total Trading Book	334	370	30
Total	510	968	78

31.12.19
Asset Classes – Banking Book[1]
Retail	82	564	45
Wholesale	106	69	6
Re-securitization	0	0	0
Total Banking Book	188	633	51
Asset Classes – Trading Book
Retail	23	199	16
Wholesale	316	201	16
Re-securitization	13	19	2
Total Trading Book	352	419	34
Total	540	1,052	85
1 Of the securitization exposures in the banking book, 76% carry a risk weighting of up to 100% as of 31 December 2020 (30 June 2020: 56%).

p

Section 8  Market risk

Overview

Semi-annual |The amount of capital required to underpin market risk in the regulatory trading book is calculated using a variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market risk risk-weighted assets (RWA) are value-at-risk (VaR), stressed value-at-risk (SVaR), an add-on for risks that are potentially not fully modeled in VaR (risks not in VaR, or RniV), the incremental risk charge (IRC) and the securitization framework for securitization positions in the trading book. More information about each of these components is provided on the following pages. p

The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2020.

Annual |

MRA – Market risk
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Strategies and processes of the bank for market risk	Risk management and control	– – –	Risk appetite framework Market risk – Overview of measurement, monitoring and management techniques Market risk stress loss, Value-at-risk	97–100 124 125–128

	Consolidated financial statements	–	Note 10 Derivative instruments	320–321
Structure and organization of the market risk management function	Risk management and control	– –	Key risks, risk measures and performance by business division and Group Functions Risk governance	92 95–96

Scope and nature of risk reporting and measurement systems	Risk management and control	– –	Internal risk reporting Main sources of market risk, Overview of measurement, monitoring and management techniques	101 124

p

UBS Group AG consolidated

Market risk risk-weighted assets

Market risk RWA development in the fourth quarter of 2020

Quarterly | The three main components that contribute to market risk RWA are VaR, SVaR and IRC. The VaR and SVaR components include the RWA charge for RniV.

The MR2 table on the next page provides a breakdown of the movement in market risk RWA in the fourth quarter of 2020 under an internal models approach across those components, pursuant to the movement categories defined by the Basel Committee on Banking Supervision (the BCBS). These categories are described below. p

Definitions of market risk RWA movement table components for MR2

References in the table below link to the line numbers provided in the movement table on the next page.

Reference	Description	Definition
1/8c	RWA as of previous and current reporting period end (end of period)	Quarter-end RWA.
1a/8b	Regulatory adjustment	Indicates the difference between rows 1 and 1b, and 8c and 8a, respectively.
1b/8a	RWA at previous and current quarter end (end of day)

For a given component (e.g., VaR), this refers to the RWA computed whenever that component’s snapshot quarter-end figure is higher than the 60-day average for regulatory VaR, and the 12-week average for SVaR and IRC, thus determining the quarter-end RWA. The regulatory adjustment would be zero if the quarter-end RWA were triggered by the snapshot quarter-end figure.

Movement of end-of-day RWA
2	Movement in risk levels	Movements due to changes in positions and risk levels.
3	Model updates / changes	Movements due to routine updates to model parameters and model changes.
4	Methodology and policy	Movements due to methodological changes in calculations driven by regulatory policy changes, including revisions of existing regulations, new regulations and add-ons mandated by the regulator.
5	Acquisitions and disposals

Movements due to the disposal or acquisition of business operations, quantified based on the market risk exposures at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected in “Movements in risk levels.”

6	Foreign exchange movements

Movements due to changes in exchange rates. Note that the effect of movements in exchange rates is captured in “Movement in risk levels,” since exchange rate movements are part of the effects of market movements on risk levels.

7	Other	Movements due to changes that cannot be attributed to any other category.

RWA flow

Quarterly | Market risk RWA increased by USD 1.2 billion to USD 11.4 billion in the fourth quarter of 2020, driven primarily by an increase in asset size and other movements in the Investment Bank’s Global Markets business. This increase in turn was driven by higher stressed VaR (SVaR) levels, due to the portfolio being in the 2019–2020 one-year look-back SVaR window for most of the fourth quarter of 2020. As a result, the SVaR window included COVID-19-period shocks, leading to very high credit shocks being applied against the long credit inventory.

The VaR multiplier remained unchanged compared with the prior quarter, at 3.0. p

Quarterly |

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
USD million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.19	901	4,012	1,224			6,137
1a	Regulatory adjustment	(382)	(2,500)				(2,882)
1b	RWA at previous quarter-end (end of day)	519	1,512	1,224			3,255
2	Movement in risk levels	1,410	1,981	(368)			3,023
3	Model updates / changes	866	(723)	98			241
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(256)	(217)				(473)
8a	RWA at the end of the reporting period (end of day)	2,539	2,552	954			6,045
8b	Regulatory adjustment	1,247	7,052	304			8,602
8c	RWA as of 31.3.20	3,786	9,604	1,258			14,647
1	RWA as of 31.3.20	3,786	9,604	1,258			14,647
1a	Regulatory adjustment	(1,247)	(7,052)	(304)			(8,602)
1b	RWA at previous quarter-end (end of day)	2,539	2,552	954			6,045
2	Movement in risk levels	(1,604)	(1,110)	417			(2,298)
3	Model updates / changes	702	1,234				1,937
4	Methodology and policy	(378)	(618)				(995)
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	608	880				1,488
8a	RWA at the end of the reporting period (end of day)	1,868	2,939	1,371			6,177
8b	Regulatory adjustment	2,281	5,401				7,682
8c	RWA as of 30.6.20	4,149	8,339	1,371			13,859
1	RWA as of 30.6.20	4,149	8,339	1,371			13,859
1a	Regulatory adjustment	(2,281)	(5,401)				(7,682)
1b	RWA at previous quarter-end (end of day)	1,868	2,939	1,371			6,177
2	Movement in risk levels	(1,066)	(517)	208			(1,374)
3	Model updates / changes	33	162	171			366
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	(288)	(929)				(1,217)
8a	RWA at the end of the reporting period (end of day)	547	1,655	1,749			3,952
8b	Regulatory adjustment	2,253	4,027				6,280
8c	RWA as of 30.9.20	2,800	5,682	1,749			10,232
1	RWA as of 30.9.20	2,800	5,682	1,749			10,232
1a	Regulatory adjustment	(2,253)	(4,027)				(6,280)
1b	RWA at previous quarter-end (end of day)	547	1,655	1,749			3,952
2	Movement in risk levels	269	1,527	209			2,005
3	Model updates / changes	(18)	(159)				(176)
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	39	200				239
8a	RWA at the end of the reporting period (end of day)	838	3,223	1,958			6,019
8b	Regulatory adjustment	1,332	4,034				5,366
8c	RWA as of 31.12.20	2,170	7,257	1,958			11,385
1 Components that describe movements in RWA are presented in italics.

p

UBS Group AG consolidated

Securitization positions in the trading book

Semi-annual | Our exposure to securitization positions in the trading book includes exposures arising from secondary trading in commercial mortgage-backed securities in the Investment Bank, and limited positions in the Non-core and Legacy Portfolio within Group Functions that we continue to wind down.

Securitization exposures in the trading book is the only relevant disclosure component of market risk under the standardized approach. Our market risk RWA from securitization exposures in the trading book increased from USD 370 million as of 30 June 2020 to USD 456 million as of 31 December 2020. p

›    Refer to the “Securitizations” section of this report for more information about the securitization exposures in the trading book

Annual | The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2020. p

Annual |

MRB – Internal models approach
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Description of activities and risks covered by the VaR models and stressed VaR models	Risk management and control	–	Value-at-risk	125–128
		–	Main sources of market risk	124
VaR models applied by different entities within the Group	Risk management and control	–	Main sources of market risk	124
		–	Value-at-risk	125–128
General description of VaR and stressed VaR models	Risk management and control	–	Value-at-risk	125–128

Main differences between the VaR and stressed VaR models used for management purposes and for regulatory purposes	Risk management and control	–	Value-at-risk	125–128

Further information on VaR models	Risk management and control	– – –	Value-at-risk Market risk stress loss Market risk – Overview of measurement, monitoring and management techniques	125–128 125 124

	Consolidated financial statements	–	Note 21 Fair value measurement	348–363
Description of stress testing applied to modeling parameters	Consolidated financial statements	–	Note 21 Fair value measurement	348–363
Description of backtesting approach	Risk management and control	– –	Backtesting of VaR VaR model confirmation	127–128 128

p

Regulatory calculation of market risk

Semi-annual | The MR3 table below shows minimum, maximum, average and period-end regulatory VaR, SVaR, the IRC and the comprehensive risk capital charge. Since the second quarter of 2019, we have not held eligible correlation trading positions.

During the second half of 2020, 10-day 99% regulatory VaR and SVaR decreased, driven by the Investment Bank’s Global Markets business from less volatile markets observed during the period. p

Semi-annual |

MR3: IMA values for trading portfolios
		For the six-month period ended 31.12.20	For the six-month period ended 30.6.20	For the six-month period ended 31.12.19
USD million
	VaR (10-day 99%)
1	Maximum value	76	139	78
2	Average value	34	46	19
3	Minimum value	15	5	0
4	Period end	37	56	16
	Stressed VaR (10-day 99%)
5	Maximum value	190	261	96
6	Average value	88	100	51
7	Minimum value	39	36	22
8	Period end	138	86	45
	Incremental risk charge (99.9%)
9	Maximum value	158	127	139
10	Average value	126	94	104
11	Minimum value	100	63	76
12	Period end	157	110	98
	Comprehensive risk capital charge (99.9%)
13	Maximum value
14	Average value
15	Minimum value
16	Period end
17	Floor (standardized measurement method)

p

UBS Group AG consolidated

Value-at-risk

VaR definition

Annual | VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (the holding period) at an established level of confidence. The measure assumes no change in the Group’s trading positions over the set time horizon.

We calculate VaR on a daily basis. The profit or loss distribution from which VaR is derived is generated by our internally developed VaR model. The VaR model simulates returns over the holding period of those risk factors to which our trading positions are sensitive, and subsequently quantifies the profit or loss effect of these risk factor returns on the trading positions. Risk factor returns associated with the risk factor classes of general interest rates, foreign exchange and commodities are based on a pure historical simulation approach, taking into account a five-year look-back window. Risk factor returns for selected issuer-based risk factors, such as equity price and credit spreads, are decomposed into systematic and residual issuer-specific components using a factor model approach. Systematic returns are based on historical simulation, and residual returns are based on a Monte Carlo simulation. The VaR model profit and loss distribution is derived from the sum of the systematic and residual returns in such a way that we consistently capture systematic and residual risk. Correlations among risk factors are implicitly captured via the historical simulation approach. In modeling the risk factor returns, we consider the stationarity properties of the historical time series of risk factor changes. Depending on the stationarity properties of the risk factors within a given risk factor class, we choose to model the risk factor returns using absolute returns or logarithmic returns. The risk factor return distributions are updated on a fortnightly basis.

Although our VaR model does not have full revaluation capability, we source full revaluation grids and sensitivities from our front-office systems, enabling us to capture material non-linear profit or loss effects.

We use a single VaR model for both internal management purposes and determining market risk RWA, although we consider different confidence levels and time horizons. For internal management purposes, we establish risk limits and measure exposures using VaR at the 95% confidence level with a one-day holding period, aligned to the way we consider the risks associated with our trading activities. The regulatory measure of market risk used to underpin the market risk capital requirement under Basel III requires a measure equivalent to a 99% confidence level using a 10-day holding period. In the calculation of a 10-day holding period VaR, we employ 10-day risk factor returns, whereby all observations are equally weighted.

Additionally, the population of the portfolio within management and regulatory VaR is slightly different. The population within regulatory VaR meets regulatory requirements for inclusion in regulatory VaR. Management VaR includes a broader population of positions: for example, regulatory VaR excludes the credit spread risks from the securitization portfolio, which are treated instead under the securitization approach for regulatory purposes.

We also use SVaR for the calculation of regulatory capital. SVaR adopts broadly the same methodology as regulatory VaR and is calculated using the same population, holding period (10-day) and confidence level (99%). However, unlike regulatory VaR, the historical data set for SVaR is not limited to five years, but spans the time period from 1 January 2007 to present. In deriving SVaR, we search for the largest 10-day holding period VaR for the current portfolio of the Group across all one-year look-back windows that fall into the interval from 1 January 2007 to present. SVaR is computed weekly. p

Derivation of VaR- and SVaR-based RWA

Annual | VaR and SVaR are used to derive the VaR and SVaR components of the market risk Basel III RWA. This calculation takes the maximum of the respective period-end VaR measure and the product of the average VaR measure for the 60 trading days immediately preceding the period end and a VaR multiplier set by FINMA. The VaR multiplier, which was 3.0 as of 31 December 2020, is dependent upon the number of VaR backtesting exceptions within a 250-business-day window. When the number of exceptions is greater than four, the multiplier increases gradually from three to a maximum of four if 10 or more backtesting exceptions occur. This is then multiplied by a risk weight factor of 1,250% to determine RWA. This calculation is set out in the table below.

In the second quarter of 2020, a temporary model multiplier of 1.3 introduced by FINMA in 2016 was removed. p

Annual |

Calculation of VaR- and SVaR-based RWA as of 31 December 2020
USD million	Period-end VaR (A)	60-day average VaR (B)	VaR multiplier (C)	Max. (A, B x C) (D)	Risk weight factor (E)	Basel III RWA (D x E)
VaR (10-day 99%)	37	32	3.00	97	1,250%	1,209
Stressed VaR (10-day 99%)	138	106	3.00	319	1,250%	3,990

p

MR4: Comparison of VaR estimates with gains/losses

Semi-annual | VaR backtesting is a performance measurement process in which the 1-day VaR prediction is compared with the realized 1-day profit or loss (P&L). We compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions, and revenues from intraday trading, so as to provide a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Statistically, given the confidence level of 99%, two or three backtesting exceptions per year can be expected. More than four exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a prolonged period of time. However, as noted under “VaR limitations” in the “Risk management and control” section of our Annual Report 2020, a sudden increase or decrease in market volatility relative to the five-year window could lead to a higher or lower number of exceptions, respectively. Accordingly, Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with results being reported to senior business management, the Group Chief Risk Officer and the Group Chief Market & Treasury Risk Officer. Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart below shows the 12-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for 2020. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is a result of the long gamma risk profile that has been run historically in the Investment Bank.

The actual trading revenues include, in addition to backtesting revenues, intraday revenues.

There were no new Group VaR backtesting exceptions in the second half of 2020. The total number of backtesting exceptions within the most recent 250-business-day window remained at 3. Correspondingly, the FINMA VaR multiplier used to compute regulatory and stressed VaR RWA remained unchanged at 3 throughout the period. FINMA’s freeze on backtesting exceptions did not affect this multiplier. p

Semi-annual |

p

UBS Group AG consolidated

Risks not in VaR

Risks not in VaR definition

Annual | We have a framework to identify and quantify potential risks that are not entirely captured by our VaR model. We refer to these as risks not in VaR (RniV). This framework is used to underpin these potential risks with regulatory capital, calculated as a multiple of VaR and SVaR.

Our VaR model can be split into two components: the P&L representation and the risk factor model. This gives rise to two RniV categories: P&L representation RniV and risk factor RniV. P&L representation RniV arise from approximations made by the VaR model to quantify the effect of risk factor changes on the profit and loss of positions and portfolios. Risk factor RniV originate from an inadequate modeling of the stochastic behavior of the risk factors. p

Risks not in VaR quantification

Annual | The RniV quantification is conducted on the basis of a quantitative approach that was developed within the Risk Methodology department and that has been approved by FINMA. We quantify RniV on a monthly basis. The framework applies to both categories of RniV: P&L representation RniV and risk factor RniV. p

Risks not in VaR mitigation

Annual | Material RniV items are monitored and controlled by means and measures other than VaR, such as position limits and stress limits. Additionally, there are ongoing initiatives to extend the VaR model to better capture these risks. p

Derivation of RWA add-on for risks not in VaR

Annual |

The RniV framework is used to derive the RniV-based component of the market risk Basel III RWA, using the aforementioned approach, which is approved by FINMA and is subject to recalibration at least once a quarter. As RWA from RniV are add-ons, they do not reflect any diversification benefits across risks capitalized through VaR and SVaR.

The RniV VaR and SVaR capital ratios applicable as of 31 December 2020 were 80% and 82%, respectively.

FINMA continues to require that RniV stressed VaR capital is floored at RniV VaR capital. p

Annual |

Calculation of RniV-based RWA as of 31 December 2020
USD million	Period-end RWA (A)	RniV add-on (B)	RniV RWA (A x B)
Regulatory VaR	1,209	80%	961
Stressed VaR	3,990	82%	3,267
Total RniV RWA			4,228

p

Incremental risk charge

Annual | Incremental risk charge (IRC) is the potential loss due to the defaulting or credit migration of issuers of non-securitized credit instruments in the trading book. IRC is calculated as the portfolio loss at the 99.9th percentile of the portfolio loss distribution over a one-year time horizon. It uses a multi-factor model applying the constant position assumption for all positions in the IRC portfolio. This means that all positions are kept unchanged over a one-year time period.

The portfolio loss distribution is estimated using a Monte Carlo simulation approach. The simulation is performed in two steps: first, the distribution of credit ratings (including the defaulted state) at the one-year time horizon is estimated by a portfolio rating migration model; and, second, default and migration losses conditional on credit events generated by the migration model are calculated and aggregated.

The portfolio rating migration model is of the Merton type: migrations of credit ratings are considered to be functions of the underlying asset value of a firm. The correlation structure of asset values is based on the FIS APT factor model, with factor loadings and volatilities homogenized within region / industry / size buckets. For the government bucket, a conservative expert-based correlation value is used. The transition matrix approach is utilized to set migration and default thresholds. The transition matrix for sovereign obligors is calibrated to the history of S&P sovereign ratings. The transition matrix for non-sovereigns is calibrated to the history of UBS internal ratings.

For each position related to a defaulted obligor, default losses are calculated based on the maximum default exposure measure (the loss in the case of a default event assuming zero recovery) and a random recovery concept. To account for potential basis risk between instruments, different recovery values may be generated for different instruments even if they belong to the same issuer. To calculate rating migration losses, a linear (delta) approximation is used. A loss resulting from a migration event is calculated as a change in the average credit spread due to the rating change, multiplied by the corresponding sensitivity of a position to changes in credit spreads.

The validation of the IRC model relies heavily on sensitivity analyses embedded into the annual model reconfirmation. p

Derivation of IRC-based RWA

Annual | IRC is calculated weekly and the results are used to derive the IRC-based component of the market risk Basel III RWA. The derivation is similar to that for VaR- and SVaR-based RWA, but without a VaR multiplier, and is shown below. p

Annual |

Calculation of IRC-based RWA as of 31 December 2020
	Period-end IRC (A)	Average of last 12 weeks IRC (B)	Max (A, B) (C)	Risk weight factor (D)	Basel III RWA (C x D)
USD million
	157	133	157	1,250%	1,958

p

UBS Group AG consolidated

Comprehensive risk measure

Annual | The comprehensive risk measure (the CRM) is an estimate of the default and complex price risk, including the convexity and cross-convexity of the CRM portfolio across credit spread, correlation and recovery, measured over a one-year time horizon at a 99.9% confidence level. The calculation assumes a static portfolio with trade aging, a modeling choice consistent with the portfolio being hedged in a back-to-back manner. The model scope covers collateralized debt obligation (CDO) swaps, credit-linked notes (CLNs), 1st- and nth-to-default swaps and CLNs and hedges for these positions, including single-name credit default swaps (CDSs), CLNs and index CDSs.

The CRM profit and loss distribution is estimated using a Monte Carlo simulation of defaults, loss given default (LGD)
rates and market data changes over the next 12 months, where spreads follow their own stochastic processes and are correlated to defaults. The risk engine loads the definition of all trades and, for each Monte Carlo scenario, generates the trade cash flows over the next 12 months and revalues the trades on the horizon date. The revaluation relies on sampled FX rates, credit spreads and index bases and introduces a correlation skew by using stochastic correlations and stochastic LGD rates. The correlation skew is calibrated at irregular intervals. The 99.9% negative quantile of the resulting profit and loss distribution is then taken to be the CRM result. Our CRM methodology is subject to minimum qualitative standards.

Since the second quarter of 2019, we have not held eligible correlation trading positions and therefore the CRM-based capital requirement has not been applicable to us. p

Section 9  Operational risk

Annual | The table below presents an overview of Pillar 3 disclosures separately provided in our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors. p

Annual |

ORA: Operational risk
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Details of the approach for operational risk capital assessment for which the bank qualifies	Risk management and control	–	Operational risk framework	140
Description of the advanced measurement approaches (AMA) for operational risk	Risk management and control	–	Advanced measurement approach model	141

p

UBS Group AG consolidated

Section 10  Interest rate risk in the banking book

Annual | The disclosures in this section take into account Swiss Financial Market Supervisory Authority (FINMA) Circular 2019/2, which sets out minimum standards for measuring, managing, monitoring and controlling interest rate risks in the banking book. p

Annual |

Interest rate risk in the banking book
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

The nature of interest rate risk in the banking book and key assumptions applied	Risk management and control	–	Interest rate risk in the banking book	128–131

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Annual | Sources of interest rate risk in the banking book

Interest rate risk in the banking book (IRRBB) arises from balance sheet positions such as Loans and advances to banks,  Loans and advances to customers,  Financial assets at fair value not held for trading,  Financial assets measured at amortized cost,  Customer deposits,  Debt issued measured at amortized cost,  and derivatives, including those used for cash flow hedge accounting purposes. Fair value changes to these positions may affect other comprehensive income (OCI) or the income statement, depending on their accounting treatment.

Our largest banking book interest rate exposures arise from customer deposits and lending products in Global Wealth Management and Personal & Corporate Banking. The inherent interest rate risks are generally transferred from Global Wealth Management and Personal & Corporate Banking to Group Treasury, to be managed centrally. This allows for the netting of interest rate risks across different sources, while leaving the originating businesses with commercial margin and volume management. The residual interest rate risk is mainly hedged with interest rate swaps, to the vast majority of which we apply hedge accounting. Short-term exposures and high-quality liquid assets classified as financial assets at fair value not held for trading are hedged with derivatives accounted for on a mark-to-market basis. Long-term fixed-rate debt issued is hedged with interest rate swaps designated in fair value hedge accounting relationships.

Risk management and governance

IRRBB is measured using a number of metrics, the most relevant of which are the following.

–     Interest rate sensitivities to parallel shifts in yield curves, calculated as changes in the present value of future cash flows irrespective of accounting treatment. These are also the key risk factors for statistical and stress-based measures, such as value-at-risk and stress scenarios (including economic value of equity (EVE) sensitivity), and are measured and reported daily. EVE sensitivity is the exposure arising from the most adverse regulatory interest rate scenario after netting across currencies. In addition to the regulatory measure, we apply an internal EVE sensitivity metric that includes equity, goodwill, real estate and additional tier 1 (AT1) capital instruments.

–     Net interest income (NII) sensitivity assesses the change in NII over a set time horizon compared with the baseline NII, which we internally calculate by assuming that interest rates in all currencies develop according to their market-implied forward rates and assuming constant business volumes and no specific management actions. The internal NII sensitivity, which includes the contribution from cash held at central banks, unlike the Pillar 3 disclosure requirements, is measured and reported monthly.

We actively manage IRRBB, aiming to reduce the volatility of NII, while keeping the EVE sensitivity within set internal risk limits.

EVE and NII sensitivity are monitored against limits and triggers, both at consolidated and at significant legal entity levels. We also assess the sensitivity of EVE and NII under stressed market conditions, by applying a suite of parallel and non-parallel interest rate scenarios, as well as specific economic scenarios.

The Interest Rate Risk in the Banking Book Strategy Committee, which is a sub-committee of the Group Asset and Liability Committee (ALCO), and, where relevant, ALCOs at a legal entity level, perform independent oversight over the management of IRRBB. IRRBB is also subject to Group Internal Audit and model governance.

Key modeling assumptions

The cash flows from customer deposits and lending products used in the calculation of EVE sensitivity exclude commercial margins and other spread components and are aggregated by daily time-buckets, and are discounted using risk-free rates. Our external issuances are discounted using UBS’s senior debt curve, and capital instruments are modeled to the first call date. NII sensitivity, which includes commercial margins, is calculated over a one-year time horizon, assuming constant balance sheet structure and volumes, and considers the flooring effect of embedded interest rate options.

The average repricing maturity of non-maturing deposits and loans is determined via replication portfolio strategies that are designed to protect product margin. Optimal replicating portfolios are determined at a granular currency- and product-specific level by simulating and applying a real-world market rate model to historically calibrated client rate and volume models.

We use an econometric prepayment model to forecast prepayment rates on US mortgage loans in UBS Bank USA and agency mortgage-backed securities (MBSs) held in various liquidity portfolios of UBS Americas Holding LLC consolidated. These prepayment rates are used to forecast both mortgage loan and MBS balances under various macroeconomic scenarios. The prepayment model is used for a variety of purposes, including risk management and regulatory stress testing. Mortgages in Switzerland and fixed-term deposits generally do not carry similar optionality, due to prepayment and early redemption penalties.

Economic value and net interest income sensitivity

The interest rate risk sensitivity figures presented in the IRRBB1 table below represent the effect of six interest rate scenarios defined by FINMA on the theoretical present value of the banking book, as well as the effect of the two parallel shock scenarios on the net interest income of the banking book. EVE sensitivity excludes equity, goodwill, real estate and additional tier 1 (AT1) capital instruments.

As of 31 December 2020, the most adverse of the six FINMA interest rate scenarios with regard to EVE was the “Parallel up” scenario, resulting in a change of the economic value of equity of negative USD 5.6 billion, representing a pro forma reduction of 10.0% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2020 would be a reduction of 1.2%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

The more adverse of the two parallel interest rate scenarios with regard to NII over the next 12 months was the “Parallel up” scenario, resulting in a potential change of negative USD 0.4 billion. This excludes the contribution from cash held at central banks as per FINMA Pillar 3 disclosure requirements. With the inclusion of the cash held at central banks, the NII would increase by USD 1.2 billion under the “Parallel up” scenario. p

Annual |

IRRBB1: Quantitative information about IRRBB
As of 31.12.20	Delta EVE – Change of economic value of equity		Delta NII – Change of Net interest income[1]
USD million	31.12.20	31.12.19	31.12.20	31.12.19
Parallel up2	(5,605)	(5,003)	(364)	(608)
Parallel down[2]	4,957	4,316	1,128	48
Steepener[3]	(849)	(816)
Flattener[4]	(394)	(337)
Short-term up5	(2,333)	(2,166)
Short-term down[6]	2,435	2,292
Maximum[7]	(5,605)	(5,003)	(364)	(608)

Period	31.12.20		31.12.19
Tier 1 capital	56,178		51,888

1 Disclosure of the NII sensitivity is only required for the two parallel shock scenarios. The NII sensitivity estimates reflect the impact of immediate changes in interest rates, relative to constant rates, and assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action. Furthermore, the change in NII does not include the contribution from cash held at central banks.    2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    3 Short-term rates decrease and long-term rates increase.    4 Short-term rates increase and long-term rates decrease.    5 Short-term rates increase more than long-term rates.    6 Short-term rates decrease more than long-term rates.    7 “Maximum” indicates the most adverse interest rate scenario as shown in the table.

p

UBS Group AG consolidated

Annual |

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
As of 31.12.20		Volume[1]				Average interest rate repricing period (in years)		Maximum interest rate repricing period (in years) for exposures with modeled interest rate repricing dates
USD million, except where indicated		Total	of which: CHF	of which: EUR	of which: USD	Total	of which: CHF	Total	of which: CHF
Determined repricing period[2]	Loans and advances to banks	12,565	4,593	4,951	2,979	0.70	0.96
	Loans and advances to customers	193,630	39,208	25,507	99,499	0.81	1.52
	Money market mortgages	37,291	37,291			0.14	0.14
	Fixed-rate mortgages	104,925	103,394	61	338	3.90	3.94
	Financial investments	64,759	4,207	10,834	38,900	2.91	4.22
	Other receivables	179,547	0	20,326	108,515	0.14	0.05
	Receivables from interest rate derivatives	702,621	109,014	122,322	383,237	1.18	0.89
	Amounts due to banks	(6,541)	(3,105)	0	(3,433)	1.70	1.74
	Customer deposits	(35,888)	(150)	(3,409)	(20,782)	0.44	1.14
	Medium-term notes	(64)	(64)	0		1.24	2.70
	Bonds and covered bonds	(138,241)	(11,780)	(38,745)	(71,970)	2.29	4.49
	Other liabilities	(85,004)	(37)	(13,148)	(37,414)	0.07	0.01
	Liabilities from interest rate derivatives	(704,432)	(161,981)	(107,385)	(328,395)	0.67	0.94
Undetermined repricing period[3]	Loans and advances to banks
	Loans and advances to customers	20,601	1,894	3,291	13,900	1.36	0.93
	Variable-rate mortgages	21,425	1,587		16,541	2.95	1.26
	Other receivables on sight	310	310			1.47	1.47
	Liabilities on sight in personal and current accounts	(333,271)	(80,631)	(50,458)	(174,463)	1.16	1.54
	Other liabilities on sight	(27,581)	(9,415)	(3,774)	(13,081)	0.08	0.03
	Liabilities from customer deposits, callable but not transferable	(127,039)	(127,039)		0	2.05	2.05
	Total	530,228	220,877	57,522	217,984	1.05	1.72	10	10

1 The volume figures cover only banking book positions and are risk-based measures which differ from the accounting values on the IFRS balance sheet.    2 Receivables and payables from securities financing transactions are reported on a gross basis, consistent with our interest rate risk management and monitoring process. Subordinated liabilities are excluded.    3 Swiss franc variable-rate mortgages and balances associated to loans and advances to banks with a combined volume below USD 1 billion are reported under Loans and advances to customers, consistent with our interest rate risk management and monitoring process.

p

Annual |

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
As of 31.12.19		Volume[1]				Average interest rate repricing period (in years)		Maximum interest rate repricing period (in years) for exposures with modeled interest rate repricing dates
USD million, except where indicated		Total	of which: CHF	of which: EUR	of which: USD	Total	of which: CHF	Total	of which: CHF
Determined repricing period [2]	Loans and advances to banks	11,913	4,969	3,705	3,199	0.73	0.94
	Loans and advances to customers	145,829	36,282	12,071	79,396	0.73	1.48
	Money market mortgages	41,311	41,311			0.14	0.14
	Fixed-rate mortgages	84,164	84,164			4.11	4.11
	Financial investments	47,022	1,182	5,259	32,279	1.73	3.15
	Other receivables	182,792	0	14,691	125,810	0.11	0.09
	Receivables from interest rate derivatives	635,141	86,494	107,881	356,096	1.26	1.12
	Amounts due to banks	(4,752)	(3,388)	0	(1,201)	1.12	1.13
	Customer deposits	(52,106)	(130)	(354)	(41,316)	0.39	1.55
	Medium-term notes	(88)	(88)	0		1.27	2.57
	Bonds and covered bonds	(87,075)	(9,854)	(22,935)	(46,310)	2.27	4.77
	Other liabilities	(84,427)	0	(12,054)	(48,968)	0.06	0.01
	Liabilities from interest rate derivatives	(635,931)	(109,901)	(79,752)	(335,227)	0.64	0.90
Undetermined repricing period[3]	Loans and advances to banks
	Loans and advances to customers	19,202	1,997	2,785	12,843	1.34	0.88
	Variable-rate mortgages	19,817			16,383	2.98
	Other receivables on sight	2,105	2,105			1.32	1.32
	Liabilities on sight in personal and current accounts	(277,888)	(90,043)	(52,891)	(113,900)	1.19	1.23
	Other liabilities on sight
	Liabilities from customer deposits, callable but not transferable	(109,018)	(109,018)			2.23	2.23
	Total	428,030	203,163	55,677	143,125	1.14	1.72	10	10

1 The volume figures cover only banking book positions and are risk-based measures which differ from the accounting values on the IFRS balance sheet.    2 Receivables and payables from securities financing transactions are reported on a gross basis, consistent with our interest rate risk management and monitoring process. Subordinated liabilities are excluded.    3 Swiss franc variable-rate mortgages and balances associated to loans and advances to banks with a combined volume below USD 1 billion are reported under Loans and advances to customers, consistent with our interest rate risk management and monitoring process.

p

UBS Group AG consolidated

Section 11  Going and gone concern requirements and eligible capital

Quarterly | The table below provides details of the Swiss systemically relevant bank (SRB) going and gone concern capital requirements as required by the Swiss Financial Market Supervisory Authority (FINMA); however, it does not reflect the effects of the temporary exemption granted by FINMA on 25 March 2020 in connection with COVID-19 that applied until 1 January 2021, which permitted the exclusion of central bank sight deposits from the going concern leverage ratio calculation. The respective effect is presented on the next page. More information about capital management is provided in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors. p

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	40,345	4.88[2]	50,561
Common equity tier 1 capital	9.66	27,914	3.38	35,004
of which: minimum capital	4.50	13,010	1.50	15,557
of which: buffer capital	5.14	14,860	1.88	19,447
of which: countercyclical buffer	0.02	45
Maximum additional tier 1 capital	4.30	12,431	1.50	15,557
of which: additional tier 1 capital	3.50	10,119	1.50	15,557
of which: additional tier 1 buffer capital	0.80	2,313

Eligible going concern capital
Total going concern capital	19.43	56,178	5.42	56,178
Common equity tier 1 capital	13.80	39,890	3.85	39,890
Total loss-absorbing additional tier 1 capital[3]	5.63	16,288	1.57	16,288
of which: high-trigger loss-absorbing additional tier 1 capital	4.74	13,711	1.32	13,711
of which: low-trigger loss-absorbing additional tier 1 capital	0.89	2,577	0.25	2,577

Required gone concern capital[4]
Total gone concern loss-absorbing capacity[5]	10.16	29,367	3.64	37,724
of which: base requirement	12.86	37,178	4.50	46,672
of which: additional requirement for market share and LRD	1.08	3,122	0.38	3,889
of which: applicable reduction on requirements	(3.78)	(10,933)	(1.24)	(12,838)
of which: rebate granted (equivalent to 47.5% of maximum rebate)	(2.54)	(7,333)	(0.89)	(9,237)
of which: reduction for usage of low-trigger tier 2 capital instruments	(1.25)	(3,600)	(0.35)	(3,600)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.75	45,545	4.39	45,545
Total tier 2 capital	2.68	7,744	0.75	7,744
of which: low-trigger loss-absorbing tier 2 capital	2.49	7,201	0.69	7,201
of which: non-Basel III-compliant tier 2 capital	0.19	543	0.05	543
TLAC-eligible senior unsecured debt	13.08	37,801	3.64	37,801

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.11	69,713	8.51	88,285
Eligible total loss-absorbing capacity	35.19	101,722	9.81	101,722

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		289,101
Leverage ratio denominator[1]				1,037,150

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to the COVID-19-related information in this section for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

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Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that applied until 1 January 2021, the eligible leverage ratio denominator (LRD) relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS made for the 2019 financial year.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules had no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption.

The LRD reflecting the aforementioned temporary FINMA exemption under Basel Committee on Banking Supervision (BCBS) rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 5.95% after the temporary FINMA exemption was reflected.

Quarterly |

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.12.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		1,037,150
Effective relief		(92,827)
of which: central bank sight deposits eligible for relief		(146,308)
of which: reduction of relief due to paid dividend distribution[1]		53,481
Leverage ratio denominator after temporary exemption		944,323

Required going concern capital
Total going concern capital	4.88	46,036
Common equity tier 1 capital	3.38	31,871

Eligible going concern capital
Total going concern capital	5.95	56,178
Common equity tier 1 capital	4.22	39,890

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the 2019 paid dividend of USD 2,607 million (USD 0.365 per share, paid on 7 May 2020 and 27 November 2020).

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Semi-annual | The CCyB1 table below provides details of the underlying exposures and risk-weighted assets (RWA) used in the computation of the countercyclical buffer requirement applicable to UBS Group AG consolidated. Further information about the methodology of geographical allocation used is provided on page 133 of our Annual Report 2020, available under ”Annual reporting” at ubs.com/investors.

There were no changes in the countercyclical buffer requirement during the second half of 2020. p

Semi-annual |

CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD million, except where indicated
Geographical breakdown	Countercyclical capital buffer rate, %	Exposure values and / or risk-weighted assets used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate, %	Countercyclical amount
		Exposure values[1]	Risk-weighted assets
Hong Kong	1.00	8,168	1,949
Luxembourg	0.25[2]	19,396	3,747
Sum		27,564	5,695
Total		621,855	186,261	0.02	45

1 Includes private sector exposures in the countries that are Basel Committee on Banking Supervision member jurisdictions under categories “Credit risk,” “Counterparty credit risk,” “Equity positions in the banking book,” “Settlement risk,” “Securitization exposures in the banking book” and “Amounts below thresholds for deduction.”    2 The countercyclical buffer for Luxembourg will increase from 0.25% to 0.50%, effective from 1 January 2021.

p

UBS Group AG consolidated

Semi-annual | The CC2 table below and on the following page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the BCBS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “CC1: Composition of regulatory capital” table. Refer to the “Linkage between financial statements and regulatory exposures” section of this report for more information about the most significant entities consolidated under IFRS but not included in the regulatory scope of consolidation. p

Semi-annual |

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.12.20	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	Ref[1]
USD million
Assets
Cash and balances at central banks	158,231	0		158,231
Loans and advances to banks	15,444	(263)		15,181
Receivables from securities financing transactions	74,210			74,210
Cash collateral receivables on derivative instruments	32,737			32,737
Loans and advances to customers	379,528	44		379,573
Other financial assets measured at amortized cost	27,194	(235)		26,959
Total financial assets measured at amortized cost	687,345	(454)		686,890
Financial assets at fair value held for trading	125,397	(42)		125,355
of which: assets pledged as collateral that may be sold or repledged by counterparties	47,098			47,098
Derivative financial instruments	159,617	16		159,633
Brokerage receivables	24,659			24,659
Financial assets at fair value not held for trading	80,364	(20,734)		59,630
Total financial assets measured at fair value through profit or loss	390,037	(20,760)		369,277
Financial assets measured at fair value through other comprehensive income	8,258	0		8,258
Investments in associates	1,557	96		1,652
of which: goodwill[2]	414			414	4
Property, equipment and software	13,109	(43)		13,065
Goodwill and intangible assets	6,480			6,480
of which: goodwill	6,182			6,182	4
of which: intangible assets	298			298	5
Deferred tax assets	9,212	0		9,212
of which: deferred tax assets recognized for tax loss carry-forwards	5,393			5,393	6
of which: deferred tax assets on temporary differences	3,819	0		3,819	10
Other non-financial assets	9,768	(4)		9,764
of which: net defined benefit pension and other post-employment assets	42			42	8
Total assets	1,125,765	(21,166)		1,104,599

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 31.12.20	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	Ref[1]
USD million
Liabilities
Amounts due to banks	11,050	(26)		11,024
Payables from securities financing transactions	6,321			6,321
Cash collateral payables on derivative instruments	37,312			37,312
Customer deposits	524,605	31		524,636
Debt issued measured at amortized cost	139,232	(3)		139,230
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital	11,837			11,837	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital	2,577			2,577	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital	7,201			7,201	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital	476			476	12
Other financial liabilities measured at amortized cost	9,729	(164)		9,565
Total financial liabilities measured at amortized cost	728,250	(162)		728,088
Financial liabilities at fair value held for trading	33,595	0		33,595
Derivative financial instruments	161,102	6		161,107
Brokerage payables designated at fair value	38,742			38,742
Debt issued designated at fair value	61,243	0		61,243
Other financial liabilities designated at fair value	30,387	(20,991)		9,396
Total financial liabilities measured at fair value through profit or loss	325,069	(20,985)		304,083
Provisions	2,828	0		2,827
Other non-financial liabilities	9,854	(1)		9,853
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[3]	1,625			1,625	9
of which: deferred tax liabilities related to goodwill	277			277	4
of which: deferred tax liabilities related to other intangible assets	2			2	5
Total liabilities	1,066,000	(21,148)		1,044,852
Equity
Share capital	338			338	1
Share premium	16,753			16,753	1
Treasury shares	(4,068)			(4,068)	3
Retained earnings	38,776	(32)		38,743	2
Other comprehensive income recognized directly in equity, net of tax	7,647	15		7,662	3
of which: unrealized gains / (losses) from cash flow hedges	2,321			2,321	7
Equity attributable to shareholders	59,445	(17)		59,428
Equity attributable to non-controlling interests	319			319
Total equity	59,765	(17)		59,747
Total liabilities and equity	1,125,765	(21,166)		1,104,599

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC1: Composition of regulatory capital” table in this section.    2 Includes goodwill from an associate that is not a banking, financial or insurance entity, amounting to USD 1 million as of 31 December 2020, which is not subject to capital deduction.    3 IFRS carrying amount of total DCCP liabilities was USD 1,858 million as of 31 December 2020. Refer to the “Compensation” section of our Annual Report 2020 for more information about the DCCP.

p

UBS Group AG consolidated

Semi-annual | The CC1 table below and on the following pages provides the composition of capital in the format prescribed by the BCBS and FINMA, and is based on BCBS Basel III rules, unless stated otherwise. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.

Refer to the documents titled “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt”, available under “Bondholder information” at ubs.com/investors,  for an overview of the main features of our regulatory capital instruments, as well as the full terms and conditions. p

Semi-annual |

CC1: Composition of regulatory capital
As of 31.12.20		Amounts	References[1]
USD million except where indicated
	Common Equity Tier 1 capital: instruments and reserves
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	17,091	1
2	Retained earnings	38,743	2
3	Accumulated other comprehensive income (and other reserves)	3,594	3
4	Directly issued capital subject to phase-out from CET1 (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)
6	Common Equity Tier 1 capital before regulatory adjustments	59,428
	Common Equity Tier 1 capital: regulatory adjustments
7	Prudent valuation adjustments	(150)
8	Goodwill (net of related tax liability)	(6,319)	4
9	Other intangibles other than mortgage servicing rights (net of related tax liability)	(296)	5
10	Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)[2]	(5,617)	6
11	Cash flow hedge reserve	(2,321)	7
12	Shortfall of provisions to expected losses	(330)
13	Securitization gain on sale
14	Gains and losses due to changes in own credit risk on fair valued liabilities	336
15	Defined benefit pension fund net assets	(41)	8
16	Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)	(2,879)[3]	9
17	Reciprocal cross-holdings in common equity
17a	Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b	Immaterial investments (CET1 items)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation (amount above 10% threshold)
20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(5)	10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investment under the PD / LGD approach
26a	Further adjustments to financial statements in accordance with a recognized international accounting standard	(152)
26b	Other adjustments	(1,767)[4]
27	Regulatory adjustments applied to Common Equity Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28	Total regulatory adjustments to Common Equity Tier 1	(19,538)
29	Common Equity Tier 1 capital (CET1)	39,890

CC1: Composition of regulatory capital (continued)
As of 31.12.20		Amounts	References[1]
USD million except where indicated
Additional Tier 1 capital: instruments
30	Directly issued qualifying additional Tier 1 instruments plus related stock surplus	16,288
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	16,288
33	Directly issued capital instruments subject to phase-out from additional Tier 1
34	Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional Tier 1 capital before regulatory adjustments	16,288
Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments[5]
38	Reciprocal cross-holdings in additional Tier 1 instruments
38a	Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b	Immaterial investments (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41	Other adjustments
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions
42a	Regulatory adjustments applied to CET1 capital due to insufficient additional Tier 1 to cover deductions
43	Total regulatory adjustments to additional Tier 1 capital
44	Additional Tier 1 capital (AT1)	16,288	9
45	Tier 1 capital (T1 = CET1 + AT1)	56,178
Tier 2 capital: instruments and provisions
46	Directly issued qualifying Tier 2 instruments plus related stock surplus	4,573[6]	11
47	Directly issued capital instruments subject to phase-out from Tier 2	476	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	5,049
Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments[5]
53	Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a	Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b	Immaterial investments (T2 instruments and other TLAC instruments)
54

Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

55	Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	Other adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to Tier 2 capital
58	Tier 2 capital (T2)	5,049
59	Total regulatory capital (TC = T1 + T2)	61,226
60	Total risk-weighted assets	289,101

UBS Group AG consolidated

CC1: Composition of regulatory capital (continued)
As of 31.12.20		Amounts	References[1]
USD million except where indicated
	Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of risk-weighted assets)	13.80
62	Tier 1 (as a percentage of risk-weighted assets)	19.43
63	Total capital (as a percentage of risk-weighted assets)	21.18
64	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)[7]	3.52
65	of which: capital conservation buffer requirement	2.50
66	of which: bank-specific countercyclical buffer requirement	0.02
67	of which: higher loss absorbency requirement	1.00
68	Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements	9.30
	Amounts below the thresholds for deduction (before risk weighting)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	2,000
73	Significant investments in the common stock of financial entities	1,216
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)	3,989
	Applicable caps on the inclusion of provisions in Tier 2
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in Tier 2 under standardized approach
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
	Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2018 and 1 Jan 2022) according to CAO Art. 141
80	Current cap on CET1 instruments subject to phase-out arrangements
81	Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)
82	Current cap on AT1 instruments subject to phase-out arrangements
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)
84	Current cap on T2 instruments subject to phase-out arrangements	1,261
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table in this section.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 Includes USD 2 billion of a capital reserve for potential share repurchases.    4 Includes USD 499 million in compensation-related charge for regulatory capital purposes.    5 Under IFRS, debt issued and subsequently repurchased is treated as extinguished.    6 Consists of instruments with a IFRS carrying amount of USD 7.2 billion less amortization of instruments where remaining maturity is between one and five years, own instruments held and 45% of the gross unrealized gains on debt instruments measured at fair value through other comprehensive income, which are measured at the lower of cost or market value for regulatory capital purposes.    7 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital, liquidity and funding, and balance sheet“ section of our Annual Report 2020 report for more information about the Swiss SRB requirements.

p

Prudent valuation

Annual | The PV1 table below provides a breakdown of prudent valuation adjustments to CET1 capital. These adjustments are incremental to the ones made under IFRS, which include adjustments for liquidity and model uncertainty, as well as credit, funding and debit valuation adjustments.

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A liquidity valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer, as appropriate, reflecting current market liquidity levels.

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies.

To ensure compliance with the prudent valuation requirements, UBS has established systems, controls and governance around the valuation of positions measured at fair value.

As of 31 December 2020, the prudential valuation adjustment increased by USD 46 million compared with the prior year, primarily due to reduced liquidity in the market for auction rate securities. p

›    Refer to “Note 21 Fair value measurement” of our Annual Report 2020 for more information about the valuation adjustments in the financial accounts and related governance

Annual |

PV1: Prudent valuation adjustments (PVA)
As of 31.12.20
USD million		Equity	Interest rates	FX	Credit	Commodities	Total	Of which: In the trading book	Of which: In the banking book
1	Closeout uncertainty, of which:	(12)	(102)	0	(37)	0	(150)	(29)	(121)
2	Mid-market value
3	Closeout cost
4	Concentration	(12)	(102)	0	(37)	0	(150)	(29)	(121)
5	Early termination
6	Model risk
7	Operational risk
8	Investing and funding costs
9	Unearned credit spreads
10	Future administrative costs
11	Other
12	Total adjustment	(12)	(102)	0	(37)	0	(150)	(29)	(121)

As of 31.12.19
1	Closeout uncertainty, of which:	(9)	(70)	0	(25)	0	(104)	(25)	(79)
2	Mid-market value
3	Closeout cost
4	Concentration	(9)	(70)	0	(25)	0	(104)	(25)	(79)
5	Early termination
6	Model risk
7	Operational risk
8	Investing and funding costs
9	Unearned credit spreads
10	Future administrative costs
11	Other
12	Total adjustment[1]	(9)	(70)	0	(25)	0	(104)	(25)	(79)

1 Valuation adjustments recognized already under the financial accounting standards reflect an estimated total life-to-date loss of USD 960 million as of 31 December 2020 (31 December 2019: USD 665 million), of which valuation adjustments account for an estimated life-to-date loss of USD 340 million (31 December 2019: USD 300 million) for liquidity and of USD 479 million (31 December 2019: USD 266 million) for model uncertainty. Further details are provided in “Note 21 Fair Value measurement” in the “Consolidated financial statements” section of our Annual Report 2020.

p

UBS Group AG consolidated

Section 12 Total loss-absorbing capacity

Resolution group – composition of total loss-absorbing capacity (TLAC)

Semi-annual | The TLAC1 table below is based on Basel Committee on Banking Supervision (BCBS) rules, and only applicable to UBS Group AG as the ultimate parent entity of the defined UBS resolution group, to which, in case of resolution, resolution tools (e.g., a bail-in) are expected to be applied.

In the second half of 2020, we issued a high-trigger loss absorbing additional tier 1 (AT1) capital instrument with a nominal value of USD 750 million denominated in US dollars. Non-regulatory capital instruments increased by USD 5.4 billion to USD 37.8 billion as of 31 December 2020, mainly driven by seven issuances amounting to USD 4.5 billion denominated in US dollars, euro and Australian dollars, as well as foreign currency and other effects, partly offset by the call of a TLAC-eligible instrument. p

Semi-annual |

TLAC1: TLAC composition for G-SIBs (at resolution group level)
		31.12.20	30.6.20[1]	31.12.19[1]
USD million, except where indicated
	Regulatory capital elements of TLAC and adjustments
1	Common Equity Tier 1 capital (CET1)	39,890	38,114	35,535
2	Additional Tier 1 capital (AT1) before TLAC adjustments	16,288	15,390	16,306
3	AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4	Other adjustments
5	Total AT1 instruments eligible under the TLAC framework	16,288	15,390	16,306
6	Tier 2 capital (T2) before TLAC adjustments	5,049	5,371	5,726
7	Amortized portion of T2 instruments where remaining maturity > 1 year	2,787	2,327	1,724
8	T2 capital ineligible as TLAC as issued out of subsidiaries to third parties
9	Other adjustments
10	Total T2 instruments eligible under the TLAC framework	7,835	7,698	7,450
11	TLAC arising from regulatory capital	64,013	61,203	59,291
	Non-regulatory capital elements of TLAC
12	External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13	External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other TLAC term sheet requirements	37,801	32,423	30,322
14	of which: amount eligible as TLAC after application of the caps
15	External TLAC instruments issued by funding vehicles prior to 1 January 2022
16	Eligible ex ante commitments to recapitalize a G-SIB in resolution
17	TLAC arising from non-regulatory capital instruments before adjustments	37,801	32,423	30,322
	Non-regulatory capital elements of TLAC: adjustments
18	TLAC before deductions	101,814	93,626	89,613
19	Deductions of exposures between multiple-point-of-entry (MPE) resolution groups that correspond to items eligible for TLAC (not applicable to SPE G-SIBs)
20	Deduction of investments in own other TLAC liabilities
21	Other adjustments to TLAC
22	TLAC after deductions	101,814	93,626	89,613
	Risk-weighted assets and leverage exposure measure for TLAC purposes
23	Total risk-weighted assets adjusted as permitted under the TLAC regime	289,101	286,436	259,208
24	Leverage exposure measure[2]	1,037,150	974,359	911,322
	TLAC ratios and buffers
25	TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)	35.22	32.69	34.57
26	TLAC (as a percentage of leverage exposure)[2]	9.82	9.61	9.83
27	CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC requirements	9.30	8.81	9.21
28	Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.52	3.52	3.58
29	of which: capital conservation buffer requirement	2.50	2.50	2.50
30	of which: bank-specific countercyclical buffer requirement	0.02	0.02	0.08
31	of which: higher loss absorbency requirement	1.00	1.00	1.00

1 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    2 The leverage ratio exposures and leverage ratios for 31 December 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section for more information.

p

Resolution entity – creditor ranking at legal entity level

Semi-annual | The TLAC3 table below provides an overview of the creditor ranking structure of the resolution entity, UBS Group AG, on a standalone basis.

UBS Group AG issues loss-absorbing additional tier 1 capital instruments and TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. Awards granted since February 2015 qualify as Basel III AT1 capital on a UBS Group consolidated basis and totaled USD 1,875 million as of 31 December 2020 (30 June 2020: USD 1,858 million). The related liabilities of UBS Group AG on a standalone basis of USD 1,613 million (30 June 2020: USD 1,397 million) are not included in the table below, as these do not give rise to any current claims until the awards are legally vested.

As of 31 December 2020, the TLAC available on a UBS Group AG consolidated basis amounted to USD 101,814 million (30 June 2020: USD 93,626 million).

›    Refer to “Bondholder information” at ubs.com/investors,  for more information

›    Refer to the “TLAC1: TLAC composition for G-SIBs (at resolution group level)” table in this section for more information about TLAC for UBS Group AG consolidated

The financial statements of UBS Group AG standalone as of 31 December 2020 are provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors. p

Semi-annual |

TLAC3 – creditor ranking at legal entity level for the resolution entity, UBS Group AG
As of 31.12.20		Creditor ranking			Total
USD million		1	2	3
1	Description of creditor ranking	Common shares (most junior)[2]	Additional Tier 1	Bail-in debt and pari passu liabilities (most senior)
2	Total capital and liabilities net of credit risk mitigation[1]	40,000	14,336	41,295	95,631
3	Subset of row 2 that are excluded liabilities
4	Total capital and liabilities less excluded liabilities (row 2 minus row 3)	40,000	14,336[3,4]	41,295[6,7]	95,631
5	Subset of row 4 that are potentially eligible as TLAC	40,000	13,843	36,892[8]	90,735
6	Subset of row 5 with 1 year ≤ residual maturity < 2 years			6,502	6,502
7	Subset of row 5 with 2 years ≤ residual maturity < 5 years			16,791	16,791
8	Subset of row 5 with 5 years ≤ residual maturity < 10 years			12,353	12,353
9	Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities			1,246	1,246
10	Subset of row 5 that is perpetual securities	40,000	13,843[5]		53,843

1 No credit risk mitigation is applied to capital and liabilities for UBS Group AG standalone.    2 Common shares including the associated reserves are equal to equity attributable to shareholders as disclosed in the UBS Group AG standalone financial statements as of 31 December 2020, which were prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).    3 Includes interest expense accrued on AT1 capital instruments which does not qualify as TLAC.    4 An AT1 instrument of USD 0.8 billion was issued during the six months ended 31 December 2020.    5 Includes an AT1 instrument in the amount of USD 1.5 billion, the call of which was announced on 10 February 2021 (call date 22 March 2021).    6 Includes interest expense accrued on bail-in debt, interest-bearing liabilities which comprise loans from UBS AG and UBS Switzerland AG, negative replacement values as well as tax and other liabilities which are not excluded liabilities under Swiss law that rank pari-passu to bail-in debt.    7 Bail-in debt of USD 4.6 billion was issued during the six months ended 31 December 2020.    8 Bail-in debt of USD 2.9 billion has residual maturity of less than one year and is not potentially eligible as TLAC.

p

UBS Group AG consolidated

Section 13  Leverage ratio

Basel III leverage ratio

Quarterly | The Basel Committee on Banking Supervision (BCBS) leverage ratio, as summarized in the “KM1: Key metrics“ table in section 1 of this report, is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD).

The LRD consists of International Financial Reporting Standards (IFRS) on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions (SFTs).

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the LR2 table in this section. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table. p

Difference between the Swiss SRB and BCBS leverage ratio

Quarterly | The LRD is the same under Swiss systemically relevant bank (SRB) and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB rules we are required to meet going and gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt. p

The tables presented below and on the following pages do not reflect the effects of the temporary exemption granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19 that applied until 1 January 2021, which permitted the exclusion of central bank sight deposits from the leverage ratio calculation. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Going and gone concern requirements and eligible capital“ section of this report.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures

Quarterly |

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions[1]
USD million	31.12.20	30.9.20	31.12.19[2]
On-balance sheet exposures
IFRS total assets	1,125,765	1,065,153	972,194
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(21,166)	(20,643)	(28,281)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
Less carrying amount of derivative financial instruments in IFRS total assets[3]	(192,370)	(177,222)	(145,141)
Less carrying amount of securities financing transactions in IFRS total assets[4]	(105,587)	(109,350)	(108,471)
Adjustments to accounting values
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	806,642	757,937	690,302
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(12,754)	(12,913)	(13,298)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	793,888	745,024	677,004

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    2 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    3 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    4 Consists of receivables from securities financing transactions, margin loans, prime brokerage receivables and financial assets at fair value not held for trading related to securities financing transactions in accordance with the regulatory scope of consolidation.

p

Quarterly | During the fourth quarter of 2020, the LRD increased by USD 43 billion to USD 1,037 billion, including currency effects of USD 24 billion. On-balance sheet exposures (excluding derivatives and SFTs) increased by USD 49 billion, mainly driven by currency effects of USD 19 billion, as well as higher trading assets, Lombard loans and cash and balances at central banks. Derivative exposures decreased by USD 2 billion, mainly reflecting higher exemption on exposures to qualifying exchanges, lower potential future exposure and trade terminations. SFTs decreased by USD 3 billion due to trade roll-
offs, partly offset by higher brokerage receivables, and an increase in collateral sourcing requirements. p

›    Refer to “Leverage ratio denominator” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, available under “Annual reporting” at ubs.com/investors, for more information

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the COVID-19-related temporary regulatory measures, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for additional information

Quarterly |

LR2: BCBS Basel III leverage ratio common disclosure[1]
USD million, except where indicated		31.12.20	30.9.20	31.12.19[2]

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	806,642	757,937	690,302
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(12,754)	(12,913)	(13,298)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	793,888	745,024	677,004

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	54,049	50,517	38,253
5	Add-on amounts for PFE associated with all derivatives transactions	79,901	80,188	81,484
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(21,420)	(18,536)	(14,700)
8	(Exempted CCP leg of client-cleared trade exposures)	(16,760)	(14,663)	(18,401)
9	Adjusted effective notional amount of all written credit derivatives[3]	85,274	65,998	66,707
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[4]	(84,451)	(64,852)	(64,382)
11	Total derivative exposures	96,592	98,652	88,961

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	198,077	214,300	200,010
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(92,490)	(104,950)	(91,539)
14	CCR exposure for SFT assets	9,759	9,431	8,984
15	Agent transaction exposures
16	Total securities financing transaction exposures	115,346	118,781	117,455

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	105,084	105,094	86,627
18	(Adjustments for conversion to credit equivalent amounts)	(73,760)	(73,184)	(58,725)
19	Total off-balance sheet items	31,324	31,910	27,902
	Total exposures (leverage ratio denominator)	1,037,150	994,366	911,322

	Capital and total exposures (leverage ratio denominator)
20	Tier 1 capital	56,178	54,396	51,842
21	Total exposures (leverage ratio denominator)	1,037,150	994,366	911,322

	Leverage ratio
22	Basel III leverage ratio (%)	5.4	5.5	5.7

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    2 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    3 Includes protection sold, including agency transactions.    4 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

p

UBS Group AG consolidated

Quarterly |

LR1: BCBS Basel III leverage ratio summary comparison[1]
USD million		31.12.20	30.9.20	31.12.19[2]
1	Total consolidated assets as per published financial statements	1,125,765	1,065,153	972,194
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[3]	(33,919)	(33,557)	(41,579)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4	Adjustments for derivative financial instruments	(95,778)	(78,571)	(56,179)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,759	9,431	8,984
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	31,324	31,910	27,902
7	Other adjustments
8	Leverage ratio exposure (leverage ratio denominator)	1,037,150	994,366	911,322

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Going and gone concern requirements and eligible capital“ section of this report for more information.    2 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    3 Includes assets that are deducted from tier 1 capital.

p

Section 14  Liquidity coverage ratio

Liquidity coverage ratio

Quarterly | We monitor the liquidity coverage ratio (the LCR) in all significant currencies in order to manage any currency mismatch between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress. p

Pillar 3 disclosure requirement	Annual Report 2020 sub-section	Disclosure		Annual Report 2020 page number
Concentration of funding sources	Balance sheet and off-balance sheet	–	Liabilities by product and currency	166
Currency mismatch in the LCR	Liquidity and funding management	–	Liquidity coverage ratio	160

High-quality liquid assets

Quarterly | HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of an active and sizable market for the assets, and low volatility. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds. p

Quarterly |

High-quality liquid assets
	Average 4Q20[1]			Average 3Q20[1]			Average 4Q19[1]
USD billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	133		133	133		133	100		100
Securities (on- and off-balance sheet)	63	18	81	61	18	78	52	14	66
Total high-quality liquid assets[4]	196	18	214	193	18	211	152	14	166

1 Calculated based on an average of 63 data points in the fourth quarter of 2020, 66 data points in the third quarter of 2020 and 64 data points in the fourth quarter of 2019.    2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

p

UBS Group AG consolidated

LCR development during the fourth quarter of 2020

Quarterly |

In the fourth quarter of 2020, the UBS Group LCR decreased 2 percentage points to 152%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The average LCR decrease was driven by increased net cash outflows from higher customer deposit outflows, which were mostly offset by increased HQLA due to higher holdings of liquidity buffer securities. p

Quarterly |

LIQ1: Liquidity coverage ratio
		Average 4Q20[1]		Average 3Q20[1]		Average 4Q19[1]
USD billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	218	214	214	211	169	166

Cash outflows
2	Retail deposits and deposits from small business customers	296	33	285	32	243	28
3	of which: stable deposits	41	1	39	1	32	1
4	of which: less stable deposits	255	32	246	31	211	27
5	Unsecured wholesale funding	224	119	213	113	190	106
6	of which: operational deposits (all counterparties)	52	13	49	12	41	10
7	of which: non-operational deposits (all counterparties)	157	92	152	89	136	83
8	of which: unsecured debt	14	14	13	13	13	13
9	Secured wholesale funding		73		70		74
10	Additional requirements:	88	27	90	28	63	22
11	of which: outflows related to derivatives and other transactions	45	18	49	19	32	14
12	of which: outflows related to loss of funding on debt products[3]	0	0	0	0	1	1
13	of which: committed credit and liquidity facilities	43	9	41	9	31	7
14	Other contractual funding obligations	13	11	12	10	14	12
15	Other contingent funding obligations	256	6	264	7	238	6
16	Total cash outflows		269		261		248

Cash inflows
17	Secured lending	314	81	298	76	307	81
18	Inflows from fully performing exposures	71	33	70	32	65	29
19	Other cash inflows	15	15	15	15	13	13
20	Total cash inflows	400	128	384	123	385	123

		Average 4Q20[1]		Average 3Q20[1]		Average 4Q19[1]
USD billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		214		211		166
22	Net cash outflows		141		137		124
23	Liquidity coverage ratio (%)		152		154		134

1 Calculated based on an average of 63 data points in the fourth quarter of 2020, 66 data points in the third quarter of 2020 and 64 data points in the fourth quarter of 2019.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

p

Liquidity risk management

Annual | The table below presents an overview of risk management disclosures related to risks resulting from liquidity and funding activities that are provided separately in our Annual Report 2020. p

Annual |

LIQA – Liquidity risk management
Pillar 3 disclosure requirement	Annual Report 2020 section	Disclosure		Annual Report 2020 page number

Liquidity risk management including risk tolerance and target / limit setting, monitoring and reporting including policies and practices, as well as governance and governance structure	Capital, liquidity and funding, and balance sheet	–	Strategy, objectives and governance	158
Funding risk strategy and management: objective, diversification of funding sources, limits and targets approach	Capital, liquidity and funding, and balance sheet	–	Funding management	159–160
Liquidity risk management and strategy: objective, diversification of liquid assets, limits and targets approach	Capital, liquidity and funding, and balance sheet	–	Liquidity management	158–159
Stress testing approach and stress scenario description	Risk management and control	–	Stress testing	103–104
Contingency funding plan	Capital, liquidity and funding, and balance sheet	–	Contingency funding plan	159
Asset encumbrance (encumbered, unencumbered and assets that cannot be pledged as collateral); unencumbered assets by currency, limitations on the transferability of liquidity	Capital, liquidity and funding, and balance sheet	–	Asset encumbrance Unencumbered assets available to secure funding on a Group and / or legal entity level by currency Trapped liquidity at Group level (High-quality liquid assets paragraph)	163 160
Maturity of assets and liabilities to provide a view on the balance sheet and off-balance sheet structure	Capital, liquidity and funding, and balance sheet	–	Maturity analysis of assets and liabilities	167

p

UBS Group AG consolidated

Section 15  Remuneration

Annual | Pillar 3 disclosures on remuneration are separately provided on pages 195 and 214–258 in our Annual Report 2020, available under “Annual reporting” at ubs.com/investors.  p

Section 16  Requirements for global systemically important banks and related indicators

Semi-annual | The Financial Stability Board (the FSB) has determined that UBS is a global systemically important bank (G-SIB), using an indicator-based methodology adopted by the Basel Committee on Banking Supervision (the BCBS). Banks that qualify as G-SIBs are required to disclose 12 indicators for assessing the systemic importance of G-SIBs as defined by the BCBS. These indicators are used for the G-SIB score calculation and cover five categories: size, cross-jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.

Based on the published indicators, G-SIBs are subject to additional CET1 capital buffer requirements in a range from 1.0% to 3.5%. In November 2020, the FSB determined that the requirement for UBS continues to be 1.0%. As our Swiss systemically relevant bank (SRB) Basel III capital requirements exceed the BCBS requirements including the G-SIB buffer, we are not affected by these additional G-SIB requirements.

In July 2018, the BCBS published a revised version of its assessment methodology. This will come into effect in 2022, based on end-2021 data, with the corresponding capital buffer requirement applied as of January 2024. We do not expect these changes to increase our additional CET1 capital buffer requirement.

We provide our G-SIB indicators as of 31 December 2019 under “Pillar 3 disclosures” at ubs.com/investors. Our G-SIB indicators as of 31 December 2020 will be published in July 2021 under “Pillar 3 disclosures” at ubs.com/investors. p

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections on the following pages include capital and other regulatory information as of 31 December 2020 for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated. Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Key metrics of the fourth quarter of 2020

Quarterly | The table below is based on the Basel Committee on Banking Supervision (BCBS) Basel III rules. During the fourth quarter of 2020, common equity tier 1 (CET1) capital decreased by USD 1.5 billion to USD 50.3 billion, mainly due to accruals for dividends to UBS Group AG, partly offset by operating profit. Tier 1 capital decreased by USD 1.4 billion to USD 64.7 billion, primarily driven by the aforementioned decrease in CET1 capital.

Risk-weighted assets (RWA) decreased by USD 3.4 billion to USD 305.6 billion during the fourth quarter of 2020, primarily driven by decreases in market risk and operational risk RWA, partly offset by an increase in credit risk and participation RWA. Leverage ratio exposure increased by USD 7 billion to USD 595 billion, mainly driven by on-balance sheet exposures (excluding securities financing transactions (SFTs) and derivatives), partly offset by lower SFTs and derivatives.

Average high-quality liquid assets (HQLA) decreased by USD 4.5 billion, driven by a reduction of average cash balances due to an increase in business division funding requirements. Average total net cash outflows remained stable. p

Quarterly |

KM1: Key metrics
USD million, except where indicated
		31.12.20	30.9.20	30.6.20	31.3.20	31.12.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	50,269	51,793	51,810	48,998	49,521
1a	Fully loaded ECL accounting model CET1[1]	50,266	51,791	51,808	48,994	49,518
2	Tier 1	64,699	66,145	65,361	62,382	63,893
2a	Fully loaded ECL accounting model tier 1[1]	64,696	66,143	65,359	62,379	63,891
3	Total capital	69,639	71,020	70,612	68,130	69,576
3a	Fully loaded ECL accounting model total capital[1]	69,636	71,018	70,610	68,127	69,574
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	305,575	309,019	310,752	317,621	287,999
4a	Minimum capital requirement[2]	24,446	24,722	24,860	25,410	23,040
4b	Total risk-weighted assets (pre-floor)	305,575	309,019	310,752	317,621	287,999
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	16.45	16.76	16.67	15.43	17.19
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	16.45	16.76	16.67	15.43	17.19
6	Tier 1 ratio (%)	21.17	21.40	21.03	19.64	22.19
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	21.17	21.40	21.03	19.64	22.18
7	Total capital ratio (%)	22.79	22.98	22.72	21.45	24.16
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	22.79	22.98	22.72	21.45	24.16
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.02	0.02	0.01	0.07
9a	Additional countercyclical buffer for Swiss mortgage loans (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.52	2.52	2.51	2.57
12	CET1 available after meeting the bank’s minimum capital requirements (%)	11.95	12.26	12.17	10.93	12.69
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	595,017	588,204	573,741	574,692	589,127
14	Basel III leverage ratio (%)	10.87	11.25	11.39	10.85	10.85
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	10.87	11.24	11.39	10.85	10.84
Liquidity coverage ratio[5]
15	Total HQLA	83,905	88,424	91,877	67,963	73,805
16	Total net cash outflow	52,851	52,463	52,209	48,320	53,960
17	LCR (%)	159	169	178	141	137

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going concern requirements and information for UBS AG standalone are provided on the following pages in this section.    4 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone. Refer to the “Introduction and basis for preparation” section of this report and to the next page in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Swiss SRB going and gone concern requirements and information

UBS AG standalone is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

The capital requirements based on RWA include a minimum CET1 capital requirement of 9.64% plus the effects from countercyclical buffers (CCyBs), and a total going concern capital requirement of 13.94% plus the effects from CCyBs. The capital requirements based on the leverage ratio denominator (the LRD) include a minimum CET1 capital requirement of 3.375% and a total going concern leverage ratio requirement of 4.875%.

CET1 and high-trigger additional tier 1 (AT1) capital instruments are eligible as going concern capital. As of 30 June 2020, the two low-trigger AT1 capital instruments, amounting to USD 2.5 billion, that were on-lent from UBS Group AG to UBS AG after the new Swiss SRB framework had been implemented, qualify as going concern capital, as agreed with the Swiss Financial Market Supervisory Authority (FINMA).

Starting from 1 January 2020, UBS AG standalone is subject to a gone concern capital requirement based on the sum of: (i) its third-party exposure on a standalone basis; (ii) a buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure; and (iii) the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 has been granted for the buffer requirement. The gone concern capital coverage ratio reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

For direct and indirect investments, including holding of regulatory capital instruments of UBS AG in subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting from 1 July 2017, these investments were risk- weighted at 200%. From 1 January 2019 onward, the risk weights are being gradually raised by 5 percentage points per year for Switzerland-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively.

In connection with COVID-19, FINMA has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution. This exemption had no net effect on UBS AG standalone as of 31 December 2020.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about the revised gone concern requirements and the COVID-19-related temporary regulatory measures

Significant regulated subsidiaries and sub-groups

The tables below and on the next page provide details of the Swiss systematically relevant bank (SRB) RWA- and LRD-based going and gone concern requirements and information as required by FINMA; details on eligible gone concern instruments are provided on the next page.

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA, phase-in		RWA, fully applied as of 1.1.28		LRD[1]
USD million, except where indicated	in %		in %		in %
Required going concern capital
Total going concern capital	13.95[2]	42,638	13.95[2]	52,926	4.88[2]	29,007
Common equity tier 1 capital	9.65	29,499	9.65	36,616	3.38	20,082
of which: minimum capital	4.50	13,751	4.50	17,069	1.50	8,925
of which: buffer capital	5.14	15,707	5.14	19,496	1.88	11,157
of which: countercyclical buffer	0.01	41	0.01	51
Maximum additional tier 1 capital	4.30	13,140	4.30	16,310	1.50	8,925
of which: additional tier 1 capital	3.50	10,695	3.50	13,276	1.50	8,925
of which: additional tier 1 buffer capital	0.80	2,445	0.80	3,034

Eligible going concern capital
Total going concern capital	21.17	64,699	17.06	64,699	10.87	64,699
Common equity tier 1 capital	16.45	50,269	13.25	50,269	8.45	50,269
Total loss-absorbing additional tier 1 capital	4.72	14,430	3.80	14,430	2.43	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	3.88	11,854	3.13	11,854	1.99	11,854
of which: low-trigger loss-absorbing additional tier 1 capital	0.84	2,575	0.68	2,575	0.43	2,575

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		305,575		379,307
Leverage ratio denominator						595,017

Required gone concern capital[3]	Higher of RWA- or LRD-based
Total gone concern loss-absorbing requirement		33,547

Eligible gone concern capital
Total gone concern loss-absorbing capacity		45,520
Gone concern coverage capital ratio	135.69

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

p

Quarterly |

Swiss SRB going and gone concern information
USD million, except where indicated	31.12.20[1]	30.9.20	31.12.19

Eligible going concern capital
Total going concern capital	64,699	66,145	61,479
Total tier 1 capital	64,699	66,145	61,479
Common equity tier 1 capital	50,269	51,793	49,521
Total loss-absorbing additional tier 1 capital	14,430	14,352	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	11,854	11,816	11,958
of which: low-trigger loss-absorbing additional tier 1 capital	2,575	2,536

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,520	43,236
Total tier 2 capital	7,719	7,649
of which: low-trigger loss-absorbing tier 2 capital	7,184	7,120
of which: non-Basel III-compliant tier 2 capital	535	529
TLAC-eligible senior unsecured debt	37,801	35,587

Total loss-absorbing capacity
Total loss-absorbing capacity	110,219	109,381	61,479

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in	305,575	309,019	287,999
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	38,370	36,047	34,418
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	99,635	106,200	96,307
Risk-weighted assets, fully applied as of 1.1.28	379,307	386,685	374,351
of which: direct and indirect investments in Switzerland-domiciled subsidiaries[1]	45,678	42,914	41,973
of which: direct and indirect investments in foreign-domiciled subsidiaries[1]	166,058	177,000	175,104
Leverage ratio denominator[2]	595,017	588,204	589,127

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in	21.2	21.4	23.1
of which: common equity tier 1 capital ratio, phase-in	16.5	16.8	17.2
Going concern capital ratio, fully applied as of 1.1.28	17.1	17.1	16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28	13.3	13.4	13.2

Leverage ratios (%)[2]
Going concern leverage ratio, phase-in			11.3
Going concern leverage ratio, fully applied as of 1.1.20	10.9	11.2	10.4
of which: common equity tier 1 leverage ratio, fully applied as of 1.1.20	8.4	8.8	8.4

Gone concern capital coverage ratio (%)
Gone concern capital coverage ratio	135.7	132.0

1 Carrying amounts for direct and indirect investments including holding of regulatory capital instruments in Switzerland-domiciled subsidiaries (31 December 2020: USD 18,271 million; 30 September 2020: USD 17,165 million; 31 December 2019: USD 16,789 million) and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2020: USD 41,515 million; 30 September 2020: USD 44,250 million; 31 December 2019: USD 43,776 million) are risk-weighted at 210% and 240%, respectively, for the current year (31 December 2019: 205% and 220%, respectively).    2 Leverage ratio denominators (LRDs) and leverage ratios in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented under “Swiss SRB going and gone concern requirements and information” in this section.

p

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator[1]

USD billion	31.12.20	30.9.20	31.12.19

Leverage ratio denominator
Swiss GAAP total assets	509.0	499.8	478.9
Difference between Swiss GAAP and IFRS total assets	160.0	145.6	122.3
Less: derivative exposures and SFTs[2]	(271.8)	(265.7)	(220.4)
Less: funding provided to significant regulated subsidiaries eligible as gone concern capital	(20.2)	(19.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	377.0	360.2	380.8
Derivative exposures	98.2	101.4	94.8
Securities financing transactions	99.4	104.8	92.6
Off-balance sheet items	21.6	22.7	21.7
Items deducted from Swiss SRB tier 1 capital	(1.2)	(0.9)	(0.8)
Total exposures (leverage ratio denominator)	595.0	588.2	589.1

1 The temporary exemption granted by FINMA in connection with COVID-19 had no net effect on UBS AG standalone.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Liquidity coverage ratio

Quarterly | In the fourth quarter of 2020, the UBS AG liquidity coverage ratio (LCR) was 159%, remaining above the prudential requirements communicated by FINMA. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 4Q20[2]	Average 4Q19[2]
High-quality liquid assets	84	74
Total net cash outflows	53	54
of which: cash outflows	166	160
of which: cash inflows	113	106
Liquidity coverage ratio (%)	159	137

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the fourth quarter of 2020 and 64 data points in the fourth quarter of 2019.

p

Section 3  UBS Switzerland AG standalone

Key metrics of the fourth quarter of 2020

Quarterly | The table below is based on the Basel Committee on Banking Supervision (the BCBS) Basel III rules.

During the fourth quarter of 2020, common equity tier 1 (CET1) capital increased by CHF 0.2 billion, mainly as a result of operating profit, partly offset by additional accruals for dividends. Tier 1 capital increased by CHF 0.7 billion, reflecting a new issuance of CHF 500 million of an additional tier 1 capital instrument and the aforementioned increase in the CET1 capital. Risk-weighted assets (RWA) remained largely stable at CHF 107.3 billion. Leverage ratio exposure increased by CHF 8 billion, mainly driven by on-balance sheet exposures excluding securities financing transactions and derivatives.

Average high-quality liquid assets (HQLA) increased by CHF 4.7 billion, driven by greater average cash balances. Average total net cash outflows increased by CHF 2.1 billion, due to increased net cash outflows in average customer deposit outflows. p

Quarterly |

KM1: Key metrics
CHF million, except where indicated
		31.12.20	30.9.20	30.6.20	31.3.20	31.12.19
Available capital (amounts)
1	Common equity tier 1 (CET1)	12,234	11,992	11,776	11,427	10,895
1a	Fully loaded ECL accounting model CET1[1]	12,233	11,989	11,774	11,422	10,890
2	Tier 1	17,410	16,683	16,479	16,137	15,606
2a	Fully loaded ECL accounting model tier 1[1]	17,409	16,680	16,476	16,132	15,601
3	Total capital	17,410	16,683	16,479	16,137	15,606
3a	Fully loaded ECL accounting model total capital[1]	17,409	16,680	16,476	16,132	15,601
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	107,253	107,066	105,304	104,489	99,667
4a	Minimum capital requirement[2]	8,580	8,565	8,424	8,359	7,973
4b	Total risk-weighted assets (pre-floor)	92,164	92,755	92,740	92,981	89,234
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	11.41	11.20	11.18	10.94	10.93
5a	Fully loaded ECL accounting model CET1 ratio (%)[1]	11.41	11.20	11.18	10.93	10.93
6	Tier 1 ratio (%)	16.23	15.58	15.65	15.44	15.66
6a	Fully loaded ECL accounting model tier 1 ratio (%)[1]	16.23	15.58	15.65	15.44	15.65
7	Total capital ratio (%)	16.23	15.58	15.65	15.44	15.66
7a	Fully loaded ECL accounting model total capital ratio (%)[1]	16.23	15.58	15.65	15.44	15.65
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.50	2.50	2.50	2.50	2.50
9	Countercyclical buffer requirement (%)	0.01	0.01	0.01	0.01	0.01
9a	Additional countercyclical buffer for Swiss mortgage loans (%)					0.57
10	Bank G-SIB and / or D-SIB additional requirements (%)[3]
11	Total of bank CET1-specific buffer requirements (%)	2.51	2.51	2.51	2.51	2.51
12	CET1 available after meeting the bank’s minimum capital requirements (%)	6.91	6.70	6.68	6.44	6.43
Basel III leverage ratio[4]
13	Total Basel III leverage ratio exposure measure	335,251	327,113	323,068	317,071	302,304
14	Basel III leverage ratio (%)	5.19	5.10	5.10	5.09	5.16
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	5.19	5.10	5.10	5.09	5.16
Liquidity coverage ratio[5]
15	Total HQLA	91,909	87,254	85,180	74,602	67,105
16	Total net cash outflow	62,074	59,930	61,847	53,059	51,561
17	LCR (%)	148	146	138	141	130

1 The fully loaded ECL accounting model excludes the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks.”    2 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    3 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided on the next page.    4 Leverage ratio exposures and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    5 Calculated based on quarterly average. Refer to “Liquidity coverage ratio” in this section for more information.

p

Significant regulated subsidiaries and sub-groups

Swiss SRB going and gone concern requirements and information

Quarterly | UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2020, the going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.95%, including a countercyclical buffer of 0.01%, and 4.875%, respectively. The gone concern requirements were 8.64% for the RWA-based requirement and 3.02% for the leverage ratio denominator (LRD)-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are the same as those applicable to UBS Group AG consolidated, with the exception of a lower gone concern requirement effective from 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions). p

In connection with COVID-19, the Swiss Financial Market Supervisory Authority (FINMA) has permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution, except where dividends are paid to a regulated Swiss parent company or to an unregulated Swiss parent company that in turn pays no dividend. UBS Switzerland AG was eligible to reduce its LRD by USD 80 billion to USD 255 billion as of 31 December 2020.

›    Refer to the “Introduction and basis for preparation” section of this report for more information about loss-absorbing capacity, leverage ratio requirements and gone concern rebate

›    Refer to “Additional information” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the joint liability of UBS AG and UBS Switzerland AG

Quarterly |

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA		LRD[1]
CHF million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.95[2]	14,961	4.88[2]	16,343
Common equity tier 1 capital	9.65	10,349	3.38	11,315
of which: minimum capital	4.50	4,826	1.50	5,029
of which: buffer capital	5.14	5,513	1.88	6,286
of which: countercyclical buffer	0.01	9
Maximum additional tier 1 capital	4.30	4,612	1.50	5,029
of which: additional tier 1 capital	3.50	3,754	1.50	5,029
of which: additional tier 1 buffer capital	0.80	858

Eligible going concern capital
Total going concern capital	16.23	17,410	5.19	17,410
Common equity tier 1 capital	11.41	12,234	3.65	12,234
Total loss-absorbing additional tier 1 capital	4.83	5,176	1.54	5,176
of which: high-trigger loss-absorbing additional tier 1 capital	4.83	5,176	1.54	5,176

Required gone concern capital[3]
Total gone concern loss-absorbing capacity	8.64	9,270	3.02	10,133
of which: base requirement	7.97	8,551	2.79	9,354
of which: additional requirement for market share and LRD	0.67	718	0.23	779

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10.09	10,824	3.23	10,824
TLAC-eligible senior unsecured debt	10.09	10,824	3.23	10,824

Total loss-absorbing capacity
Required total loss-absorbing capacity	22.59	24,230	7.90	26,476
Eligible total loss-absorbing capacity	26.32	28,234	8.42	28,234

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		107,253
Leverage ratio denominator				335,251

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the next page.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

p

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

The table below summarizes the effects of the temporary COVID-19-related FINMA exemption on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules that applied until 1 January 2021 had no effect on our Swiss SRB gone concern capital requirements and ratios.

The LRD is the same under Swiss SRB and BCBS rules, therefore the LRD after the aforementioned temporary FINMA exemption under BCBS rules is identical to the Swiss SRB number presented in the table below. The BCBS Basel III leverage ratio was 6.83% after considering the temporary FINMA exemption.

Quarterly |

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.12.20	LRD
CHF million, except where indicated	in %

Leverage ratio denominator before temporary exemption		335,251
Effective relief		(80,494)
of which: central bank sight deposits eligible for relief		(80,494)
Leverage ratio denominator after temporary exemption		254,757

Required going concern capital
Total going concern capital	4.88	12,419
Common equity tier 1 capital	3.38	8,598

Eligible going concern capital
Total going concern capital	6.83	17,410
Common equity tier 1 capital	4.80	12,234

p

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Quarterly |

Swiss SRB going and gone concern information
CHF million, except where indicated	31.12.20	30.9.20	31.12.19

Eligible going concern capital
Total going concern capital	17,410	16,683	15,606
Total tier 1 capital	17,410	16,683	15,606
Common equity tier 1 capital	12,234	11,992	10,895
Total loss-absorbing additional tier 1 capital	5,176	4,692	4,711
of which: high-trigger loss-absorbing additional tier 1 capital	5,176	4,692	4,711

Eligible gone concern capital
Total gone concern loss-absorbing capacity	10,824	10,863	10,915
TLAC-eligible senior unsecured debt	10,824	10,863	10,915

Total loss-absorbing capacity
Total loss-absorbing capacity	28,234	27,547	26,521

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	107,253	107,066	99,667
Leverage ratio denominator[1]	335,251	327,113	302,304

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	16.2	15.6	15.7
of which: common equity tier 1 capital ratio	11.4	11.2	10.9
Gone concern loss-absorbing capacity ratio	10.1	10.1	11.0
Total loss-absorbing capacity ratio	26.3	25.7	26.6

Leverage ratios (%)[1]
Going concern leverage ratio	5.2	5.1	5.2
of which: common equity tier 1 leverage ratio	3.6	3.7	3.6
Gone concern leverage ratio	3.2	3.3	3.6
Total loss-absorbing capacity leverage ratio	8.4	8.4	8.8

1 Leverage ratio denominators (LRDs) and leverage ratios in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report for more information. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the preceding table.

p

Leverage ratio information

Quarterly |

Swiss SRB leverage ratio denominator[1]
CHF billion	31.12.20	30.9.20	31.12.19
Leverage ratio denominator
Swiss GAAP total assets	316.8	307.9	285.0
Difference between Swiss GAAP and IFRS total assets	4.5	4.3	3.6
Less: derivative exposures and SFTs[2]	(10.6)	(9.5)	(17.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	310.7	302.8	271.3
Derivative exposures	5.7	6.2	4.4
Securities financing transactions	3.8	3.0	12.7
Off-balance sheet items	15.2	15.3	14.2
Items deducted from Swiss SRB tier 1 capital	(0.2)	(0.2)	(0.3)
Total exposures (leverage ratio denominator)	335.3	327.1	302.3

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Introduction and basis for preparation” section of this report and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section for more information.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

p

Liquidity coverage ratio

Quarterly | In the fourth quarter of 2020, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 148%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan. p

Quarterly |

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 4Q20[2]	Average 4Q19[2]
High-quality liquid assets	92	67
Total net cash outflows	62	52
of which: cash outflows	89	84
of which: cash inflows	27	33
Liquidity coverage ratio (%)	148	130

1 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.    2 Calculated based on an average of 63 data points in the fourth quarter of 2020 and 64 data points in the fourth quarter of 2019.

p

Significant regulated subsidiaries and sub-groups

Capital instruments

Quarterly |

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4	5	6	7	8
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	–	–
3	Governing law(s) of the instrument	Swiss	Swiss
3a	Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)	n/a	n/a
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG consolidated and standalone	UBS Switzerland AG consolidated and standalone
7	Instrument type (types to be specified by each jurisdiction)	Ordinary shares	Loan[3]
8	Amount recognized in regulatory capital (currency in millions, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500
9	Par value of instrument	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000	CHF 825	USD 425	CHF 475	CHF 500
10	Accounting classification[4]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017	12 December 2018	12 December 2018	11 December 2019	29 October 2020
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, contingent call dates and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022	First optional repayment date: 12 December 2023	First optional repayment date: 12 December 2023	First optional repayment date: 11 December 2024	First optional repayment date: 29 October 2025
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Subsequent call dates, if applicable	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

p

Quarterly |

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index	–	6-month CHF LIBOR + 370 bps per annum semi-annually	3-month CHF LIBOR + 459 bps per annum quarterly	3-month CHF LIBOR + 250 bps per annum quarterly	3-month CHF LIBOR + 489 bps per annum quarterly	3-month USD LIBOR + 547 bps per annum quarterly	3-month CHF LIBOR + 433 bps per annum quarterly	3-month CHF SARON + 397 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, fully or partially	–	Fully
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
34a	Type of subordination	Statutory	Contractual
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the insolvency creditor hierarchy of the legal entity concerned)

Unless otherwise stated in the articles of association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (Art. 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Non-compliant transitioned features	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 Loans granted by UBS AG, Switzerland.    4 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.

p

Significant regulated subsidiaries and sub-groups

Section 4  UBS Europe SE consolidated

Quarterly | The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity of UBS Europe SE consolidated based on the Pillar 1 requirements.

During the fourth quarter of 2020, common equity tier 1 (CET1) capital and risk-weighted assets (RWA) remained stable. Leverage ratio exposure decreased by EUR 2.0 billion to EUR 41.4 billion, mainly reflecting a decrease in high-quality liquid asset (HQLA)-eligible bonds, securities financing transactions and other cash balances, partially offset by an increase in cash held at central banks.

The average liquidity coverage ratio increased by 7%, with a EUR 0.8 billion increase in high-quality liquid assets, primarily due to expectation of potential liquidity volatility around year-end.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2,3]
EUR million, except where indicated
		31.12.20	30.9.20	30.6.20[4]	31.3.20[4]	31.12.19[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	3,703	3,728	3,736	3,603	3,691
2	Tier 1	3,993	4,018	4,026	3,893	3,981
3	Total capital	3,993	4,018	4,026	3,893	3,981
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	13,175	13,285	13,559	15,154	15,146
4a	Minimum capital requirement[5]	1,054	1,063	1,085	1,212	1,212
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	28.1	28.1	27.6	23.8	24.4
6	Tier 1 ratio (%)	30.3	30.2	29.7	25.7	26.3
7	Total capital ratio (%)	30.3	30.2	29.7	25.7	26.3
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	2.5	2.5	2.5	2.5	2.5
9	Countercyclical buffer requirement (%)	0.0	0.0	0.0	0.1	0.3
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.6	2.8
12	CET1 available after meeting the bank’s minimum capital requirements (%)[6]	22.3	22.2	21.7	17.7	18.3
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	41,376	43,371	42,172	49,004	41,924
14	Basel III leverage ratio (%)[7]	9.7	9.3	9.6	7.9	9.5
Liquidity coverage ratio[8]
15	Total HQLA	17,074	16,257	15,540	14,839	14,393
16	Total net cash outflow	11,334	11,276	11,062	10,457	9,976
17	LCR (%)	151	144	141	142	147

1 Based on applicable EU Basel III rules.    2 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    3 There is no local disclosure requirement for the net stable funding ratio as at 31 December 2020.    4 Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank (the ECB), which reflect the ECB’s recommendation to EU financial institutions to refrain from making capital distributions until the ECB changes its guidance on dividend payments.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1 capital that has been used to meet tier 1 and / or total capital ratio requirements under Pillar 1.    7 On the basis of tier 1 capital.    8 Figures as of 31 December 2020, 30 September 2020, 30 June 2020 and 31 March 2020 are based on a twelve-month average. Comparative figures as of 31 December 2019 are based on a ten-month average rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.

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Section 5  UBS Americas Holding LLC consolidated

Quarterly | The table below provides information about the regulatory capital components and capital ratios, as well as the leverage ratio, of UBS Americas Holding LLC consolidated, based on the Pillar 1 requirements and in accordance with US Basel III rules.

Effective 1 October 2020, UBS Americas Holding LLC is subject to a stress capital buffer (an SCB) of 6.7%, in addition to the minimum capital requirements. The SCB was determined by the Federal Reserve Board following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (and based on DFAST results and planned future dividends). The SCB, which replaces the static capital conservation buffer of 2.5%, is subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.

During the fourth quarter of 2020, common equity tier 1 (CET1) remained stable. Risk-weighted assets (RWA) decreased by USD 1.2 billion to USD 63.9 billion, mainly driven by a decrease in credit risk RWA. Leverage ratio exposure, calculated on an average basis, increased by USD 6.6 billion to USD 154.6 billion. The increase was due to a USD 6.1 billion increase in average assets, resulting from increases in cash held at Federal Reserve Banks and lending exposure, and a USD 0.4 billion decrease in tier 1 capital deductions due to a net decrease in deferred tax assets.

Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities. p

Quarterly |

KM1: Key metrics[1,2]
USD million, except where indicated
		31.12.20[3]	30.9.20[3]	30.6.20[3,4]	31.3.20[4]	31.12.19[4]
Available capital (amounts)
1	Common equity tier 1 (CET1)	14,384	13,840	13,535	11,932	11,896
2	Tier 1	17,431	16,883	16,578	14,980	14,944
3	Total capital	18,166	17,626	17,344	15,735	15,658
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	63,929	65,084	64,351	53,812	54,057
4a	Minimum capital requirement[5]	5,114	5,207	5,148	4,305	4,325
Risk-based capital ratios as a percentage of RWA
5	Common equity tier 1 ratio (%)	22.5	21.3	21.0	22.2	22.0
6	Tier 1 ratio (%)	27.3	25.9	25.8	27.8	27.6
7	Total capital ratio (%)	28.4	27.1	27.0	29.2	29.0
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (%)	2.5	2.5	2.5	2.5	2.5
8a	Stress capital buffer requirement (%)	6.7
9	Countercyclical buffer requirement (%)
10	Bank G-SIB and / or D-SIB additional requirements (%)
11	Total of bank CET1-specific buffer requirements (%)	2.5	2.5	2.5	2.5	2.5
11a	Total bank specific capital requirements (%)	6.7
12	CET1 available after meeting the bank’s minimum capital requirements (%)[6]	18.0	16.8	16.5	17.7	17.5
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	154,609	148,038	146,652	135,534	127,290
14	Basel III leverage ratio (%)[7]	11.3	11.4	11.3	11.1	11.7
14a	Total Basel III supplementary leverage ratio exposure measure[8]	150,019	150,609	147,683
14b	Basel III supplementary leverage ratio (%)[7,8]	11.6	11.2	11.2

1 The adoption of ASU 2019-12 in the second quarter of 2020 resulted in a retrospective removal of cumulative tax expense and related balances pertaining to UBS Americas Holding LLC within the IHC tax group  for financial reporting purposes. For the purpose of regulatory reporting, this accounting change has been applied prospectively and the corresponding comparative regulatory key figures have not been restated.    2 There is no local disclosure requirement for liquidity coverage ratio or net stable funding ratio for UBS Americas Holding LLC.    3 UBS Americas Holding LLC, as a designated category III bank, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase risk weights for certain assets, impacting the CET1 ratio by 0.3% as of 31 December 2020, 30 September 2020 and 30 June 2020.    4 Refer to the “Introduction and basis for preparation” section of this report for information on the restatement of comparative information, as applicable.    5 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.    6 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5%.    7 On the basis of tier 1 capital.    8 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. US Regulatory authorities have temporarily eased the requirements for the SLR, allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 170 bps on 31 December 2020, 136 bps on 30 September 2020 and 135 bps on 30 June 2020.

p

Significant regulated subsidiaries and sub-groups

Material sub-group entity – creditor ranking at legal entity level

Semi-annual | The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.

As of 31 December 2020, UBS Americas Holding LLC had a total loss-absorbing capacity of USD 23,031 million after regulatory capital deductions and adjustments. This amount included Tier 1 capital of USD 17,431 million and USD 5,600 million of internal long-term debt which is eligible as internal TLAC issued to UBS AG, a wholly owned subsidiary of the UBS Group AG resolution entity. p

Semi-annual |

TLAC2 – Material sub-group entity – creditor ranking at legal entity level
As of 31.12.20		Creditor ranking				Total
USD million		1	2	3	4
1	Is the resolution entity the creditor / investor?	No	No	No	No
2	Description of creditor ranking	Common Equity (most junior)[1]	Preferred Shares (Additional tier 1)	Subordinated debt	Unsecured loans and other pari passu liabilities (most senior)
3	Total capital and liabilities net of credit risk mitigation	25,133	3,150	600	24,286	53,169
4	Subset of row 3 that are excluded liabilities				558	558
5	Total capital and liabilities less excluded liabilities (row 3 minus row 4)	25,133	3,150	600	23,728	52,611
6	Subset of row 5 that are eligible as TLAC	25,133	3,150		5,600	33,883
7	Subset of row 6 with 1 year ≤ residual maturity < 2 years				0
8	Subset of row 6 with 2 years ≤ residual maturity < 5 years				4,400	4,400
9	Subset of row 6 with 5 years ≤ residual maturity < 10 years				1,200	1,200
10	Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities				0
11	Subset of row 6 that is perpetual securities	25,133	3,150			28,283
1 Equity attributable to shareholders, which includes share premium and reserves.

p

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

ESR                  environmental and social risk

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

Abbreviations frequently used in our financial reports (continued)

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GCRG             Group Compliance, Regulatory & Governance

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2020, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 5, 2021